CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Proposed Maximum	Proposed Maximum
Title of Each Class of Securities	Amount to be	Aggregate Price	Aggregate Offering
to Be Registered	Registered(1)	Per Unit	Price(1)	Registration Fee(2)
3.25% Convertible Senior Notes due 2028	$230,000,000	100%	$230,000,000	$9,039.00
Common Stock	—(3)	—(3)	—(3)	—(3)

(1)	Equals the aggregate principal amount of Convertible Senior Notes due 2028 (the “Notes”) to be registered hereunder, including $30,000,000 aggregate principal amount that may be offered and sold if the underwriters exercise their full option to purchase additional Notes to cover any over-allotments. These amounts are estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(r) of the Securities Act of 1933, as amended (the “Securities Act”).

(2)	Calculated pursuant to Rule 457(r) of the Securities Act.

(3)	Pursuant to Rule 457(i) under the Securities Act, no separate registration fee is required for the shares of common stock underlying the Notes because no additional consideration is to be received in connection with the exercise of the conversion privilege.

As filed pursuant to Rule 424(b)(5)
under the Securities Act of 1933
in connection with
Registration No. 333-130711
Prospectus Supplement (to Prospectus dated December 27, 2005)
Coeur d’Alene Mines Corporation

$200,000,000

3.25% Convertible Senior Notes due 2028

Coeur d’Alene Mines Corporation is offering $200,000,000 aggregate principal amount of its 3.25% Convertible Senior Notes due 2028. The notes will be our general unsecured obligations and will rank equally in right of payment with all of our other existing and future obligations that are unsecured and unsubordinated. The notes will be structurally subordinated to all indebtedness of our subsidiaries. The notes will be effectively subordinated to all of our secured debt to the extent of the value of the assets securing such debt.

The notes will bear interest at the rate of 3.25% per year. We will pay interest on the notes on March 15 and September 15 of each year, beginning on September 15, 2008.

The notes will mature on March 15, 2028, unless earlier converted, redeemed or repurchased by us. You may require us to repurchase some or all of your notes on March 15, 2013, March 15, 2015, March 15, 2018 and March 15, 2023 at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, in cash, shares of our common stock or a combination of cash and shares of our common stock, at our election. Holders will also have the right, following certain fundamental change transactions, to require us to repurchase all or any part of their notes for cash at a repurchase price equal to 100% of the principal amount of the notes to be repurchased plus accrued and unpaid interest. We may redeem the notes for cash in whole or in part at any time on or after March 22, 2015 at 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest.

The notes will be convertible under any of the following circumstances: (1) during specified periods, if the price of our common stock reaches specified thresholds described in this prospectus supplement; (2) during specified periods, if the trading price of the notes is below a specified threshold described in this prospectus supplement; (3) in the case of notes called for redemption, at any time prior to the close of business two business days prior to the redemption date; (4) upon the occurrence of certain corporate transactions described in this prospectus supplement; or (5) at any time during the three-month periods prior to each of March 15, 2013, March 15, 2015, March 15, 2018, March 15, 2023 and March 15, 2028 (three months prior to each repurchase date and the stated maturity date), and prior to the close of business on the business day immediately preceding each such date. Upon conversion, we will deliver cash equal to the lesser of the aggregate principal amount of the notes being converted and our total conversion obligation, plus cash or shares of common stock or a combination of cash and shares of common stock, at our election, in respect of the remainder, if any, of our total conversion obligation.

The initial conversion rate for each $1,000 principal amount of notes is 176.0254 shares of our common stock, which is equivalent to an initial conversion price of approximately $5.68 per share, subject to adjustment upon certain events as described in this prospectus supplement. If certain fundamental change transactions occur at any time while the notes are outstanding, we will increase the conversion rate for any notes converted in connection with those fundamental changes by a number of additional shares of common stock.

Our common stock is listed on The New York Stock Exchange under the symbol “CDE.” The closing sale price of our common stock on The New York Stock Exchange on March 11, 2008 was $4.89 per share.

Investing in the notes involves risks. See “Risk Factors” beginning on page S-18.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

	Per Note	Total

Public offering price	100.00%	$200,000,000
Underwriting discounts and commissions	3.25%	$6,500,000
Proceeds, before expenses, to us	96.75%	$193,500,000

To the extent the underwriters sell more than $200,000,000 aggregate principal amount of notes, the underwriters will have the option to purchase up to an additional $30,000,000 principal amount of notes from us at the public offering price per note less the underwriting discount to cover over-allotments.

The underwriters expect to deliver the notes to investors in book-entry only form through The Depository Trust Company on or about March 18, 2008.
Sole Book-Running Manager
Deutsche Bank Securities
Co-Manager
JPMorgan

The date of this prospectus supplement is March 13, 2008.

A NOTE ABOUT FORWARD-LOOKING STATEMENTS

Some of the information included in this prospectus supplement and in the accompanying prospectus and other materials filed or to be filed by us with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by us or our representatives) contains or may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. These statements can be identified by the fact that they do not relate strictly to historical or current facts and may include the words “may,” “could,” “should,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan” or other words or expressions of similar meaning. We have based these forward-looking statements on our current expectations about future events. The forward-looking statements include statements that reflect management’s beliefs, plans, objectives, goals, expectations, anticipations and intentions with respect to our financial condition, results of operations, future performance and business, including statements relating to our business strategy, expected production volumes and our current and future development plans.

Oral or written forward-looking statements are included in this prospectus supplement and in the accompanying prospectus and other materials filed or to be filed by us with the SEC (as well as information included in oral statements or other written statements made or to be made by us or our representatives). Although we believe, at the time made, that the expectations reflected in all of these forward-looking statements are and will be reasonable, any or all of the forward-looking statements in this prospectus supplement and in the accompanying prospectus, our Annual Report on Form 10-K and in any other public statements that are made may prove to be incorrect, whether as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties including, but not limited to, future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, construction schedules, currency exchange rates, and the completion and/or updating of mining feasibility studies, changes that could result from future acquisitions of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries. Many of these and other factors discussed in this prospectus supplement and in the accompanying prospectus, some of which are beyond our control, will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from forward-looking statements. In light of these and other uncertainties, you should not regard the inclusion of a forward-looking statement in this prospectus supplement or in the accompanying prospectus or other public communications that we might make as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the SEC on Forms 10-K, 10-Q and 8-K.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first is this prospectus supplement, which describes the specific terms of this offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering and some of which has been replaced or superseded by information in this prospectus supplement or in the documents incorporated by reference herein.

If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

i

PROSPECTUS SUPPLEMENT SUMMARY

This summary is not complete and may not contain all of the information that may be important to you. You should read the entire prospectus supplement and accompanying prospectus carefully, as well as the documents incorporated by reference, before making an investment decision. Unless otherwise indicated, the words “we,” “our,” “us,” “Coeur” and “the Company” refer to Coeur d’Alene Mines Corporation.

Our business

Coeur d’Alene Mines Corporation is one of the world’s largest silver producers with operations and exploration interests in the United States (Nevada and Alaska), South America (Chile, Argentina and Bolivia), Australia (New South Wales), Mexico and Africa (Tanzania). In 2007, we produced approximately 11.5 million ounces of silver and 92,000 ounces of gold. Worldwide, we possess a substantial mineral reserve base containing over 216 million ounces of silver and 1.5 million ounces of gold.

Our principal silver mines are located in southern Chile (the Cerro Bayo mine), in Argentina (the Martha mine), in Nevada (the Rochester mine) and in Australia (the Endeavor mine and the Broken Hill mine). In addition, we own or lease, either directly or through our subsidiaries, silver and gold development projects in Bolivia (the San Bartolomé silver project), Mexico (the Palmarejo silver and gold project), and Alaska (the Kensington gold property). We also control strategic properties with significant exploration potential close to our existing mining operations. Our customers are bullion trading banks that purchase silver and gold from us and then sell these metals to end users for use in industry applications such as electronic circuitry, in jewelry and silverware production and in the manufacture and development of photographic film. In addition, we sell high grade gold and silver concentrates to smelters in Japan, Mexico and Australia.

We were incorporated in Idaho in 1928. Our principal executive office is located at 505 Front Avenue, P.O. Box I, Coeur d’Alene, Idaho 83814 and our telephone number is (208) 667-3511. Our website is www.coeur.com. Information contained in the web site is not incorporated by reference into this prospectus, and you should not consider information contained in the web site as part of this prospectus.

Our strategy

Our business strategy is to capitalize on the ore reserve/mineralized material bases located at our operating mines and the expertise of our management team to continue as one of the world’s leading primary silver production companies through long-term, cash flow generating growth. The principal elements of our business strategy are to:

•	continue to increase our silver production and reserves;

•	decrease cash costs and increase production at our existing silver mining operations;

•	transform development-stage properties into producing mines;

•	acquire operating mines, mineral interests, exploration and/or development properties with a goal of reducing our overall cash and total costs per ounce of silver produced, providing immediate positive cash flow return and expanding our silver production base and reserves; and

•	continue to explore for new silver and gold discoveries primarily near our existing mine sites and evaluate new opportunities to expand our production through acquisitions and exploration.

Principal operating properties

Cerro Bayo Mine, Chile

We control over 175 square miles in southern Chile on which the Cerro Bayo Mine is located. Cerro Bayo is an underground mine that produces both silver and gold. Production at the Cerro Bayo Mine in 2007 was approximately 1.7 million ounces of silver and 37,479 ounces of gold compared to 2.3 million ounces of silver and 40,923 ounces of gold in 2006. Cash costs per ounce of silver produced increased to $8.22 in 2007 from $3.04 in 2006. The decrease in production and increase in costs were due primarily to a 19% decline in ore grades and a 9.6% decrease in tons mined as a result of focusing our mining activities on narrower vein systems in the mine. During 2008, production will include additional vein system areas that are wider and we believe more productive.

We continue to conduct exploration activities on our land position. During 2007, we spent approximately $2.9 million on exploration for new silver and gold mineralization and $2.2 million on reserve development for new gold and silver mineralization. In the second half of the year, five new silver- and gold-bearing veins were discovered approximately one mile east of the mine’s processing facilities. We plan to continue our extensive exploration and mine development programs in 2008 with a budget of $4.9 million for this work.

Cerro Bayo Mine—Proven and probable ore reserves and mineralized material at December 31, 2007

	Proven and
	Probable	Mineralized
	Ore Reserves	Material

Tons (000’s)	782	2,865
Ounces of silver per ton	9.26	9.28
Contained ounces of silver (000’s)	7,234	—
Ounces of gold per ton	0.14	0.14
Contained ounces of gold	111,600	—

Martha Mine, Argentina

Since purchasing Martha for $2.5 million in 2002, we have produced over 12.0 million silver ounces and have steadily increased the mine’s proven and probable silver ore reserves through constant exploration.

Prior to this year, we transported the Martha Mine ore by truck approximately 600 miles by road for processing at the Cerro Bayo mill facilities. Due to continued exploration success and increased ore reserves, we constructed a standalone 240 tonne per day processing facility at Martha during 2007 at a cost of $15 million. This new mill is expected to lower operating costs because it will no longer be necessary to transport ore to Cerro Bayo for processing.

Production at the Martha mine in 2007 was approximately 2.7 million ounces of silver and 4,127 ounces of gold, compared to 2.7 million ounces of silver and 3,440 ounces of gold in 2006. Cash costs per ounce of silver produced were $6.27 in 2007, compared to $4.88 in 2006.

During 2007, we spent over $2.7 million on exploration and reserve development to discover new silver- and gold-bearing veins and define new reserves at Martha and an additional $2.4 million at our other properties in southern Argentina. During 2008, we expect to spend $6.8 million on exploration for the discovery of new mineralization and reserve development across our large land holdings in the province of Santa Cruz, which totals over 568 square miles.

Martha Mine—Proven and probable ore reserves and mineralized material at December 31, 2007

	Proven and
	Probable	Mineralized
	Ore Reserves	Material

Tons (000’s)	154	165
Ounces of silver per ton	53.97	32.75
Contained ounces of silver (000’s)	8,293	—
Ounces of gold per ton	0.07	0.04
Contained ounces of gold	10,600	—

Rochester Mine, Nevada

Rochester is a silver and gold surface mine located in Pershing County, Nevada, which is located approximately 25 road miles northeast of the town of Lovelock. As planned, we completed mining of the existing ore reserves in August of last year. While mining operations ceased, we expect metal production to continue until approximately 2011 as a result of residual leaching of silver and gold contained in the heaps.

Production at the Rochester Mine during 2007 was approximately 4.6 million ounces of silver and 50,400 ounces of gold, compared to 5.1 million ounces of silver and 71,900 ounces of gold during 2006. Cash costs per ounce of silver decreased by $1.28 to $1.52 per ounce in 2007, compared to $2.80 per ounce in 2006. The reduction in production of silver and gold and the decline in cash costs are a direct result of the cessation of mining activities. During 2008, we expect Rochester to produce approximately 1.3 million ounces of silver and 24,500 ounces of gold at relatively low cash costs.

During 2007, we conducted an exploration program to identify new silver- and gold-bearing structures on our large land holdings. This program defined several areas of interest and we announced the discovery of new silver, gold and base metal mineralization during the fourth quarter.

We are currently pursuing the sale of the Rochester Mine and expect this process to be completed by the end of the second quarter of this year. The proceeds from this sale will be redeployed to our newer, larger projects.

Rochester Mine—Proven and probable ore reserves and mineralized material at
December 31, 2007 (includes Nevada Packard)

	Proven and
	Probable	Mineralized
	Ore Reserves	Material

Tons (000’s)	—	32,664
Ounces of silver per ton	—	0.85
Ounces of gold per ton	—	0.006

Endeavor Mine, Australia

The Endeavor Mine is located in north central New South Wales, Australia. On May 23, 2005, we acquired all of the silver production and reserves, up to a maximum number of ounces, contained at the Endeavor Mine, which is owned and operated by Cobar Operations Pty. Limited, a wholly-owned subsidiary of CBH Resources Ltd., for $43.8 million. Production at the Endeavor mine in 2007 was approximately 773,000 ounces of silver, compared to 482,000 ounces of silver in 2006. Cash costs per ounce of silver produced were $2.67 in 2007, compared to $2.85 in 2006.

Endeavor Mine—Proven and probable ore reserves and mineralized material at December 31, 2007

	Proven and
	Probable	Mineralized
	Ore Reserves	Material

Tons (000’s)	19,731	12,291
Ounces of silver per ton	1.52	2.44
Contained ounces of silver (000’s)	29,926	—

Broken Hill Mine, Australia

The Broken Hill Mine is located in western New South Wales, Australia. On September 5, 2005, we acquired all of the silver production and reserves, up to a maximum number of ounces, contained at the Broken Hill Mine, which is owned and operated by Perilya Broken Hill Ltd. for $36.9 million. Production in 2007 was approximately 1.6 million ounces of silver compared to 2.2 million ounces of silver in 2006. The cash costs per ounce of silver production were $3.18 in 2007, compared to $3.09 in 2006.

Broken Hill Mine—Proven and probable ore reserves and mineralized material at December 31, 2007

	Proven and
	Probable	Mineralized
	Ore Reserves	Material

Tons (000’s)	12,394	9,844
Ounces of silver per ton	1.45	3.82
Contained ounces of silver (000’s)	17,931	—

OPERATING MINE PRODUCTION SUMMARY

The following table summarizes operating mine production information by mine and consolidated production and sales information for the three years ended December 31, 2007, 2006 and 2005.

	2007	2006	2005

CERRO BAYO MINE
Silver ozs	1,709,830	2,331,060	2,875,047
Gold ozs	37,479	40,923	61,058
Cash costs per oz./silver	$8.22	$3.04	$0.54
Total costs per oz./silver	$11.82	$5.46	$2.30
MARTHA MINE
Silver ozs	2,748,705	2,712,846	2,093,464
Gold ozs	4,127	3,440	2,589
Cash costs per oz./silver	$6.27	$4.88	$4.60
Total costs per oz./silver	$6.78	$5.36	$5.01
ENDEAVOR MINE (A)
Silver ozs	772,609	481,991	316,169
Cash costs per oz./silver	$2.67	$2.85	$2.05
Total costs per oz./silver	$3.65	$3.87	$3.35
BROKEN HILL MINE (A)
Silver ozs	1,642,205	2,174,585	657,093
Cash costs per oz./silver	$3.18	$3.09	$2.72
Total costs per oz./silver	$5.04	$5.44	$5.47
ROCHESTER MINE (B)
Silver ozs	4,614,780	5,113,504	5,720,489
Gold ozs	50,408	71,891	70,298
Cash costs per oz./silver	$1.52	$2.80	$4.82
Total costs per oz./silver	$3.82	$5.84	$6.66
CONSOLIDATED PRODUCTION TOTALS
Silver ozs	11,488,129	12,813,986	11,662,262
Gold ozs	92,014	116,254	133,945
Cash costs per oz./silver	$3.97	$3.33	$3.53
Total costs per oz./silver	$5.88	$5.53	$5.13
CONSOLIDATED SALES TOTAL (C)
Silver ozs. sold	11,506,560	12,841,634	12,579,634
Gold ozs. sold	94,284	116,400	146,749
Realized price per silver oz	$13.59	$12.03	$7.47
Realized price per gold oz	$700	$623	$452

(A)	We acquired our interests in the Endeavor and Broken Hill mines in May 2005 and September 2005, respectively.

(B)	The leach cycle at Rochester requires 5 to 10 years to recover gold and silver contained in the ore. We estimate the ultimate recovery to be approximately 61.5% for silver and 93% for gold. Ultimate recoveries will not, however, be known until leaching operations cease, which we expect will occur in 2011. Current recovery may vary significantly from ultimate recovery. In August 2007, mining and crushing activities were terminated as ore reserves were fully mined.

(C)	Units sold at realized metal prices will not match reported metal sales due primarily to the effects on revenues of mark-to-market adjustments on embedded derivatives in our provisionally priced sales contracts.

“Cash Costs per Ounce” are calculated by dividing the cash costs computed for each of the Company’s mining properties for a specified period by the amount of gold ounces or silver ounces produced by that property during that same period. Management uses cash costs per ounce as a key indicator of the profitability of each of its mining properties. Gold and silver are sold and priced in the world financial markets on a U.S. dollar per ounce basis.

“Cash Costs” are costs directly related to the physical activities of producing silver and gold, and include mining, processing and other plant costs, third-party refining and smelting costs, marketing expense, on-site general and administrative costs, royalties, in-mine drilling expenditures that are related to production and other direct costs. Sales of by-product metals are deducted from the above in computing cash costs. Cash costs exclude depreciation, depletion and amortization, accretion, corporate general and administrative expense, exploration, interest, and pre-feasibility costs. Cash costs are calculated and presented using the “Gold Institute Production Cost Standard” applied consistently for all periods presented.

Total cash costs per ounce is a non-GAAP measure and investors are cautioned not to place undue reliance on it and are urged to read all GAAP accounting disclosures presented in the consolidated financial statements and accompanying footnotes. In addition, see the reconciliation of “cash costs” to production costs under “Reconciliation of Non-GAAP Cash Costs to GAAP Production Costs” set forth below.

Operating Statistics From Discontinued Operation

The following table presents information for Coeur Silver Valley, which was sold on June 1, 2006:

	Year Ended December 31,
	2006	2005

Silver Valley/Galena
Tons milled	52,876	128,502
Ore grade/Silver oz	15.15	16.53
Recovery/Silver oz	96.0%	97.0%
Silver production ounces	768,674	2,060,338
Cash cost/oz	$9.75	$8.37
Total cost/oz	$10.64	$9.34
Gold production ounces	180	282

The production figures at the Galena mine reflect the five-month period ending May 31, 2006 and therefore are not comparable to the year ended December 31, 2005. Silver production during the period of Coeur’s ownership of the Galena mine in 2006 amounted to 768,674 ounces. Silver production for the year ended December 31, 2005 was 2,060,338 ounces. Total cash costs per ounce were $9.75 during the five-month period ending May 31, 2006. Total cash costs per ounce were $8.37 for the year ended December 31, 2005, respectively. The lower production and higher costs per ounce for the periods presented are due to lower than expected production grades as mine operations adjusted to changing geologic ground conditions and ultimately the sale of Coeur Silver Valley on June 1, 2006.

Reconciliation of Non-GAAP Cash Costs to GAAP Production Costs

The tables below present reconciliations between non-GAAP cash costs per ounce to production costs applicable to sales including depreciation, depletion and amortization (GAAP).

Total cash costs include all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining, processing and other plant costs, third-party refining and marketing expense, on-site general and administrative costs, royalties and mining production taxes, net of by-product revenues earned from all metals other than the primary metal produced at each unit. Total cash costs are a performance measure and provide management and investors with an indication of net cash flow, after consideration of the realized price received for production sold. Management also uses this measurement for the comparative monitoring of performance of our mining operations period-to-period from a cash flow perspective. “Total cash costs per ounce” is a measure developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that our reporting of this non-GAAP measure is similar to that reported by other mining companies.

Production costs applicable to sales including depreciation, depletion and amortization, is the most comparable financial measure calculated in accordance with GAAP to total cash costs. The sum of the production costs applicable to sales and depreciation, depletion and amortization for our mines as set forth in the tables below is included in our Consolidated Statements of Operations and Comprehensive Income.

	Year Ended December 31, 2007
		Cerro			Broken
	Rochester	Bayo	Martha	Endeavor (1)	Hill (1)	Total
	(in thousands except ounces and per ounce costs)

Production of silver (ounces)	4,614,780	1,709,830	2,748,705	772,609	1,642,205	11,488,129
Cash costs per ounce	$1.52	$8.22	$6.27	$2.67	$3.18	$3.97

Total cash costs (Non-GAAP)	$7,035	$14,055	$17,245	$2,064	$5,228	$45,627
Add/Subtract:
Third party smelting costs	—	(3,603)	(2,112)	(1,347)	(2,006)	(9,068)
By-product credit (2)	34,664	26,199	2,889	—	—	63,752
Other adjustment	1,926	—	—	—	—	1,926
Change in inventory	16,738	(1,701)	(146)	(172)	69	14,788
Depreciation, depletion and amortization	8,697	6,155	1,383	755	3,055	20,045

Production costs applicable to sales, including depreciation, depletion and amortization (GAAP)	$69,060	$41,105	$19,259	$1,300	$6,346	$137,070

	Year Ended December 31, 2006
		Cerro			Broken
	Rochester	Bayo	Martha	Endeavor (1)	Hill (1)	Total
	(in thousands except ounces and per ounce costs)

Production of silver (ounces)	5,113,504	2,331,060	2,712,846	481,991	2,174,585	12,813,986
Cash costs per ounce	$2.80	$3.04	$4.88	$2.85	$3.09	$3.33

Total cash costs (Non-GAAP)	$14,299	$7,089	$13,240	$1,373	$6,712	$42,713
Add/Subtract:
Third party smelting costs	—	(3,475)	(1,853)	(948)	(2,620)	(8,896)
By-product credit (2)	43,697	24,861	2,079	—	—	70,637
Other adjustment	1,803	—	—	—	—	1,803
Change in inventory	(12,489)	(1,105)	(518)	(39)	272	(13,879)
Depreciation, depletion and amortization	13,745	5,638	1,297	490	5,120	26,290

Production costs applicable to sales, including depreciation, depletion and amortization (GAAP)	$61,055	$33,008	$14,245	$876	$9,484	$118,668

	Year Ended December 31, 2005
					Broken
	Rochester	Cerro Bayo	Martha	Endeavor (1)	Hill (1)	Total
	(in thousands except ounces and per ounce costs)

Production of silver (ounces)	5,720,489	2,875,047	2,093,464	316,169	657,093	11,662,262
Cash costs per ounce	$4.82	$0.54	$4.60	$2.05	$2.72	$3.53

Total cash costs (Non-GAAP)	$27,575	$1,542	$9,637	$648	$1,790	$41,192
Add/Subtract:
Third party smelting costs	—	(2,783)	(1,165)	(370)	(570)	(4,888)
By-product credit (2)	31,601	27,114	1,152	—	—	59,867
Other adjustment	140	—	—	—	—	140
Change in inventory	(14,769)	7,421	(328)	—	(403)	(8,079)
Depreciation, depletion and amortization	10,402	5,064	843	411	1,807	18,527

Production costs applicable to sales, including depreciation, depletion and amortization (GAAP)	$54,949	$38,358	$10,139	$689	$2,624	$106,759

The following tables present a reconciliation between non-GAAP cash costs per ounce to GAAP production costs applicable to sales reported in Discontinued Operations:

Coeur Silver Valley/Galena

	2006 (3)	2005
	(in thousands except for ounces and per ounce costs)

Production of silver (ounces)	768,674	2,060,338
Cash costs per ounce	$9.75	$8.37

Total cash costs (Non-GAAP)	$7,498	$17,248
Add/Subtract:
Third party smelting costs	(1,464)	(3,091)
By-product credit (2)	1,473	2,722
Change in inventory	726	(181)
Depreciation, depletion and amortization	681	1,996

Production costs applicable to sales, including depreciation, depletion and amortization (GAAP)	$8,914	$18,694

(1)	Our share of silver production at Endeavor and Broken Hill commenced in May 2005 and September 2005, respectively.

(2)	By-product credits are based upon production units and the period’s average metal price for purposes of reporting cash costs per ounce.

(3)	Amounts represent five months ended May 31, 2006.

Development projects

San Bartolomé Silver Project, Bolivia

The San Bartolomé silver project is located near the town of Potosí, Bolivia. We have started pre-commissioning activities at San Bartolomé, and we expect to begin processing ore by the end of March. We expect production and plant utilization to increase thereafter and reach full plant capacity by the end of July 2008. The expected mine life of San Bartolomé is approximately 14 years.

We expect San Bartolomé to produce over six million ounces of silver during 2008. Operating cash costs once the plant reaches full-scale operations through the end of the year are expected to be $4.10 per ounce of silver (excluding royalties and production taxes of $2.03 per ounce.

We estimate the total capital costs at San Bartolomé will be approximately $220 million, of which $129.2 million had been incurred through December 31, 2007. Once in production, we believe San Bartolomé will be the world’s largest pure silver mine.

San Bartolomé—Proven and probable ore reserves and mineralized material at December 31, 2007

	Proven and
	Probable	Mineralized
	Ore Reserves	Material

Tons (000’s)	42,043	15,816
Ounces of silver per ton	3.64	2.21
Contained ounces of silver (000’s)	153,000	—

Palmarejo Silver and Gold Project, Mexico

On December 21, 2007, we acquired all of the outstanding stock of Bolnisi Gold NL, an Australian company listed on the Australian Stock Exchange, and Palmarejo Silver and Gold Corporation, a Canadian company listed on the TSX Venture Exchange. The principal asset of Bolnisi was its ownership of 72.8% of the outstanding common shares of Palmarejo, the main asset of which is the Palmarejo Project located in the state of Chihuahua in northern Mexico. The total consideration paid was $1.1 billion, and the total liabilities assumed were $0.7 billion.

The Palmarejo Project is under construction, and we expect to commence commercial production in the first half of 2009. We expect annual production rates to average approximately 10 million ounces of silver and approximately 110,000 ounces of gold at an average cash cost per silver ounce of approximately ($1.40), including gold by-product credit. We currently estimate the capital costs to achieve commercial production to be approximately $225 million.

Current measured and indicated resources at Palmarejo are approximately 88.7 million ounces of silver and 1.0 million ounces of gold. In addition, the project is estimated to contain approximately 61.4 million ounces of inferred silver ounces and 719,000 ounces of inferred gold ounces. We plan to spend over $8.0 million on exploration at the Palmarejo Project during 2008, which will be the first year of exploration since completion of the acquisition, in an attempt to discover new silver and gold mineralization and define new ore reserves.

We expect to complete a feasibility study on the Palmarejo Project during the second quarter of 2008, which will establish the project’s first proven and probable mineral reserves.

Kensington Gold Project, Alaska

On July 7, 1995, we acquired a 50% ownership interest in the Kensington property from Echo Bay Exploration Inc. and Echo Bay Alaska, Inc. After this acquisition, we had a 100% ownership in the Kensington property.

Kensington’s mill, related surface facilities and the two-and-a-half mile tunnel connecting Kensington and the nearby Jualin properties are now complete. The remaining major item to be constructed is the tailings disposal facility, which has been the subject of ongoing litigation. As a result, we are investigating alternative tailings disposal sites and believe we have located one that is supported by government officials and environmental groups. We are in the process of obtaining modified permits for this alternative tailings site. If, as we expect, we obtain modified permits during 2008, we believe we could complete the tailings facility and commence commercial production in 2009.

Kensington—Proven and probable ore reserves and Mineralized material at December 31, 2007

	Proven and
	Probable	Mineralized
	Ore Reserves	Material

Tons (000’s)	4,419	4,320
Ounces of gold per ton	0.31	0.20
Contained ounces of gold	1,352,100	—

Other Exploration Properties

We continue to search for silver and gold mining properties and companies with a view to expanding our silver and gold production profile and reserves and reducing our cash costs and total costs. We own, lease and hold interests in certain exploration-stage mining properties located in the United States, Chile, Argentina, Tanzania, Mexico and Bolivia. During 2008, we expect to invest approximately $26.7 million in exploration and reserve development compared to $15.0 million spent on similar activities in 2007.

THE OFFERING

The summary below highlights information contained elsewhere in this prospectus supplement. This summary is not complete and does not contain all the information that you should consider before investing in the notes. The “Description of the Notes” section of this prospectus supplement contains a more detailed description of the terms and conditions of the notes. Unless otherwise specified, this prospectus supplement assumes no exercise of the underwriters’ option to purchase additional notes. As used in this section, references to the “Company,” “we,” “us” and “our” refer only to Coeur d’Alene Mines Corporation and do not include its subsidiaries.

Issuer	Coeur d’Alene Mines Corporation, an Idaho corporation.

Notes Offered	$200,000,000 aggregate principal amount of 3.25% Convertible Senior Notes due 2028 (plus up to an additional $30,000,000 aggregate principal amount if the underwriters exercise in full their option to purchase additional notes).

Maturity	March 15, 2028, unless earlier converted, redeemed or repurchased.

Ranking	The notes will be our general unsecured obligations and will rank in right of payment:

• equally with all our other existing and future obligations that are unsecured and unsubordinated;

• senior to any future subordinated indebtedness of ours;

• effectively junior to any of our existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness; and

• structurally subordinated to the indebtedness and other liabilities of our subsidiaries.

Interest	The notes will bear interest at an annual rate of 3.25%. Interest on the notes is payable semi-annually in arrears on March 15 and September 15 of each year, beginning September 15, 2008.

Conversion Rights	The notes are convertible only under the following circumstances:

• during any calendar quarter commencing after the date of original issuance of the notes, if the closing sale price per share of our common stock is more than 130% of the conversion price for at least 20 trading days in the 30-consecutive-trading-day period ending on the last trading day of the immediately preceding calendar quarter;

• during the five consecutive trading-day-period immediately after any five-consecutive-trading-day period in which the average trading price of the notes for each day of such period was less than 95% of the product of the closing sale price per share of our common stock on that day multiplied by the applicable conversion rate in respect of the notes on each such trading day;

• in the case of notes called for redemption, at any time prior to the close of business two business days prior to the redemption date for the notes;

• upon the occurrence of specified events described under “Description of the Notes — Conversion Rights — Conversion upon Specified Corporate Transactions;” or

• at any time during the three-month periods prior to each of March 15, 2013, March 15, 2015, March 15, 2018, March 15, 2023 and March 15, 2028 (three months prior to each date holders have the right to require us to repurchase notes at their option and the stated maturity date), ending on or prior to the close of business on the business day immediately prior to each such date.

The initial conversion rate for each $1,000 principal amount of notes is 176.0254 shares of our common stock, which is equivalent to an initial conversion price of approximately $5.68 per share, subject to adjustment upon certain events as described in this prospectus supplement. The initial conversion rate will be adjusted for certain events, but it will not be adjusted for accrued interest. If you elect to convert your notes in connection with certain fundamental change transactions described below under “Description of the Notes — Adjustment to Shares Delivered upon Conversion upon a Qualifying Fundamental Change” at any time while the notes are outstanding, we will increase the conversion rate by a number of additional shares of common stock as described hereunder.

You will not receive any cash payment of interest upon conversion of a note, except in limited circumstances. Instead, interest will be deemed paid in full by the cash and shares of common stock delivered to you upon conversion as described under “Description of the Notes — Settlement upon Conversion,” rather than cancelled, extinguished or forfeited.

Settlement upon Conversion	Upon conversion, we will deliver cash equal to the lesser of the aggregate principal amount of the notes being converted and our total conversion obligation, plus cash or shares of common stock or a combination of cash and shares of common stock, at our election, in respect of the remainder, if any, of our total conversion obligation. See “Description of the Notes — Settlement upon Conversion.”

Redemption	We will have the right to redeem the notes for cash as a whole, at any time, or from time to time in part, on or after March 22, 2015 at 100% of the principal amount of the notes to be redeemed, plus any accrued and unpaid interest up to, but not including, the redemption date as described under “Description of the Notes — Optional Redemption of the Notes.”

Repurchase at the Option of the Holder	Holders will have the right to require us to repurchase their notes, in whole or in part, on March 15, 2013, March 15, 2015, March 15, 2018 and March 15, 2023 for a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest as described under “Description of the Notes — Repurchase of Notes at the Option of the Holder.” In lieu of paying cash for the repurchase price, we may elect to pay shares of common stock or a combination of cash and shares of common stock.

Repurchase upon Fundamental Change	If we undergo certain fundamental change transactions at any time while the notes are outstanding, holders will have the right, subject to certain conditions, to require us to repurchase all or any part of their notes for cash at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest as described under “Description of the Notes — Right to Require Purchase of Notes upon a Fundamental Change.”

Use of Proceeds	We estimate that the net proceeds from this offering, after deducting the underwriters’ discounts and commissions and estimated offering expenses, will be approximately $192.7 million (or approximately $221.7 million if the underwriters exercise in full their option to purchase additional notes).

We intend to apply the net proceeds from this offering to complete the construction of the San Bartolomé silver project in Bolivia and fund construction of the Palmarejo silver/gold project in Mexico. Any additional remaining proceeds may be used to repay borrowings under our bridge loan facility and for general corporate purposes.

Trustee, Paying Agent and Conversion Agent	The Bank of New York.

Book-Entry Form	The notes will be issued in book-entry only form and will be represented by one or more global notes in definitive, fully registered, book-entry form, deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated notes except in limited circumstances. See “Description of the Notes — Book-Entry System.”

Trading	The notes will be new securities for which no market currently exists. While the underwriters have informed us that they intend to make a market in the notes, they are under no obligation to do so and may discontinue such activities at any time without notice. See “Underwriting.” We cannot assure you that an active or liquid market will develop or be maintained for the notes.

New York Stock Exchange Symbol	CDE.

Toronto Stock Exchange Symbol	CDM.

Risk Factors	You should carefully consider the information set forth under the heading “Risk Factors” in this prospectus supplement and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as well as the other information included in or incorporated by reference into this prospectus supplement before deciding whether to invest in the notes or the common stock into which the notes, in certain circumstances, are convertible.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth our summary consolidated financial information. We derived the income statement data for the years ended December 31, 2007, 2006 and 2005, and balance sheet data as of such dates from the audited financial statements incorporated by reference into this prospectus supplement. You should read carefully the financial statements incorporated by reference into this prospectus supplement, including the notes to the financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2007.

	2007	2006	2005
	(in thousands, except
	per share data)

Income Statement Data:
Revenues:
Sales of metal	$215,319	$216,573	$156,284
Costs and expenses:
Production costs applicable to sales	117,025	92,378	88,232
Depreciation and depletion	20,984	26,772	18,889
Administrative and general	23,875	19,369	20,624
Exploration	11,941	9,474	10,553
Pre-development	—	—	6,057
Litigation settlements	507	2,365	1,600

Total costs and expenses	174,332	150,358	145,955
Operating income	40,987	66,215	10,329
Other income and expense:
Interest and other income	18,195	18,654	8,385
Interest expense, net of capitalized interest	(365)	(1,224)	(2,485)

Total other income and expense	17,830	17,430	5,900

Income (loss) from continuing operations before income taxes	58,817	83,645	16,229
Income tax provision	(14,927)	(8,226)	(1,483)

Income (loss) from continuing operations	43,890	75,419	14,746
Income (loss) from discontinued operations before income taxes	—	1,935	(4,195)
Gain on sale of net assets of discontinued operation	—	11,132	—

Net income	$43,890	$88,486	$10,551

Other comprehensive income	86	2,391	447

Comprehensive income	$43,976	$90,877	$10,998

Basic and Diluted Income Per Share Data:
Basic Income Per Share
Income from continuing operations	$0.15	$0.28	$0.06
Income (loss) from discontinued operations	—	0.05	(0.02)

Net income	$0.15	$0.33	$0.04

Diluted Income Per Share
Income from continuing operations	$0.14	$0.26	$0.06
Income (loss) from discontinued operations	—	0.04	(0.02)

Net income	$0.14	$0.30	$0.04

Weighted average number of shares of common stock
Basic	285,972	271,357	242,915

Diluted	310,524	296,082	243,683

Balance Sheet Data (1):
Total assets	$2,651,694	$849,626	$594,816
Working capital	$152,390	$383,082	$281,977
Long-term liabilities	$812,650	$210,117	$206,921
Shareholders’ equity	$1,727,367	$580,994	$341,553

(1)	On December 21, 2007, we completed our acquisition of all the shares of Bolnisi and Palmarejo in exchange for a total of approximately 272 million shares of our common stock and a total cash payment of approximately $1.1 million. The total consideration paid amounted to $1.1 billion and total liabilities assumed were $0.7 billion.

SUMMARY UNAUDITED PRO FORMA FINANCIAL INFORMATION

On December 21, 2007, we acquired all of the outstanding stock of Bolnisi Gold NL, an Australian company listed on the Australian Stock Exchange, and Palmarejo Silver and Gold Corporation, a Canadian company listed on the TSX Venture Exchange. The principal asset of Bolnisi was its ownership of 72.8% of the outstanding common shares of Palmarejo. We accounted for the acquisition as a purchase of assets and not as business combination. Consequently, the consolidated balance sheet as of December 31, 2007 gives effect to the acquisition.

The following selected unaudited pro forma condensed combined financial statement is prepared on the basis of historical statements and are presented to give effect to our acquisition of Bolnisi and Palmarejo. The following selected unaudited pro forma condensed combined income statement for the year ended December 31, 2007 (i) gives effect to the acquisition as if it occurred on January 1, 2007, the first day of our fiscal year ended December 31, 2007 and (ii) replaces and supercedes the unaudited pro forma condensed combined financial statements included as Exhibit 99.3 to our current report on Form 8-K/A filed on January 15, 2008.

Coeur’s historical information has been derived from its historical financial statements, which were prepared and presented in accordance with U.S. GAAP. Bolnisi’s historical consolidated financial statements are presented in Australian dollars and were prepared in accordance with AIFRS, which differs in certain respects from U.S. GAAP. The Bolnisi/Palmarejo pro-forma consolidated financial statements were adjusted to be presented in U.S. dollars and under U.S. GAAP.

The pro forma information presented may not be indicative of the historical results that would have been achieved had the companies always been combined or our future results.

Coeur d’Alene Mines Corporation

Unaudited Pro Forma Combined Income Statement for the
Year Ended December 31, 2007

		Bolnisi/Palmarejo	Purchase		Pro-Forma Income
	Coeur	For the period of	Transaction		Statement
	12 Months Ended	January 1, 2007 to	Adjustments		12 Months Ended
(in thousands)	December 31, 2007	December 20, 2007	Dr	Cr	December 31, 2007

REVENUES
Sales of metals	$215,319	$—	$—	$—	$215,319
COSTS AND EXPENSES
Production costs applicable to sales	117,025	—	—	—	117,025
Depreciation and depletion	20,984	17			21,001
Administrative and general	23,875	4,400	—	—	28,275
Exploration	11,941	11,579	—	—	23,520
Pre-Development Expense	—	9,610	—	—	9,610
Other	—	3,360			3,360
Litigation settlements	507	—	—	—	507

Total costs and expenses	174,332	28,966	—	—	203,298

Operating income (loss)	40,987	(28,966)	—	—	12,021
OTHER INCOME AND EXPENSE
Interest and other income	18,195	305			18,500
Interest expense, net of capitalized interest	(365)	(212)			(577)
Merger related costs	—	(11,302)	—	—	(11,302)

Total other income and expense	17,830	(11,209)	—	—	6,621

Income (loss) from continuing operations before income taxes	58,817	(40,175)	—	—	18,642
Income tax provision	(14,927)	—			(14,927)

NET INCOME (LOSS)	43,890	(40,175)	—	—	3,715

Other comprehensive income	86	—	—	—	86

COMPREHENSIVE INCOME (LOSS)	$43,976	$(40,175)	$—	$—	$3,801

BASIC INCOME per share	$0.15				$0.01

DILUTED INCOME per share	$0.14				$0.01

Weighted average number of shares of common stock
Basic	285,972	(a)	8,196	271,969	549,745
Diluted	310,524	(a)	8,196	271,969	574,297

(a)	Adjustment to eliminate the effect of the weighted average shares issued from December 20, 2007 to December 31, 2007 that is already included in the Coeur column.

RISK FACTORS

An investment in the notes and our common stock involves certain risks. You should carefully consider the risks described below and all other information set forth or incorporated by reference in this prospectus supplement before making an investment decision. If any of the following risks, as well as other risks and uncertainties that are not yet identified or that we currently think are immaterial, actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the value of the notes and the trading price of our shares could decline, and you may lose part or all of your investment.

Risks Relating to an Investment in the Notes

Our obligations under the notes will be unsecured and, therefore, will be effectively subordinated to any of our secured debt.

Our obligations under the notes are unsecured by any of our assets or any assets of our subsidiaries. As a result, the notes will be effectively subordinated to any secured debt that we may incur. In any liquidation, dissolution, bankruptcy, or other similar proceeding, holders of our secured debt may assert rights against the assets securing that debt in order to receive full payment of their debt before the assets may be used to pay our unsecured creditors, including the holders of the notes. The notes and the related indenture do not limit our ability to incur additional indebtedness, liabilities and obligations, including secured indebtedness.

Creditors of our subsidiaries will get paid before you will get paid.

We operate our business through our subsidiaries. Accordingly, we are dependent upon the cash flows of, and receipt of dividends and advances from, or repayments of advances by, our subsidiaries in order to meet our debt obligations, including our obligations under the notes. The notes are not guaranteed by our subsidiaries and, consequently, our subsidiaries are not obligated or required to pay any amounts pursuant to the notes or to make funds available in the form of dividends or advances. Any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and subject to contractual or statutory restrictions.

In addition, our right to participate in any distribution of assets of any of our subsidiaries, upon any subsidiary’s bankruptcy, liquidation, reorganization or similar proceeding, and thus your ability as a holder of the notes to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, the notes will be structurally subordinated to all existing and future liabilities and obligations of our subsidiaries. Therefore, holders of the notes should look only to our assets for payments on the notes. The notes and the related indenture do not limit the ability of any of our subsidiaries to incur additional indebtedness, liabilities and obligations, and our subsidiaries may incur significant additional indebtedness that effectively ranks senior to the notes. As of December 31, 2007, our subsidiaries had $154.7 million of indebtedness and other liabilities, including trade payables and excluding deferred tax liabilities.

There may not be an active trading market for the notes and their price may be volatile. You may be unable to sell your notes at the time and price desired or at all.

The notes are a new issue of securities for which there currently is no trading market. As a result, a liquid market may not develop or be maintained for the notes, you may not be able to sell any of the notes at a particular time, if at all, and the prices you receive if or when you sell the notes may not be above their initial offering price. If any of the notes are traded after their initial issuance, they may trade at a discount from their initial offering price. Future trading prices of the notes will depend on many factors, including prevailing interest rates, the market for similar securities, the price of our underlying common stock, general economic conditions and our financial condition, performance and prospects. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may terminate their market making activities, if any, at any time, in their sole discretion, which could negatively affect your ability to sell the notes or the prevailing market price at the time you choose to sell.

We may not be able to repurchase the notes upon a fundamental change.

Upon the occurrence of certain fundamental changes at any time while the notes are outstanding, you will have the right to require us to repurchase your notes at a price in cash equal to 100% of the principal amount of the notes you have selected to be repurchased plus accrued and unpaid interest, if any, to, but not including, the repurchase date. In the event that we experience a fundamental change that results in our having to repurchase the notes offered hereby, we may not have sufficient financial resources to satisfy all of our obligations under the notes and our other indebtedness. If any arrangement or agreement governing our indebtedness prohibits us from repurchasing the notes when we become obligated to do so, we could seek the consent of the lenders to repurchase the notes or attempt to refinance the borrowings that contain the prohibitions. If we did not obtain the necessary consents or refinance such borrowings, we would not be able to repurchase the notes.

Additionally, we derive almost all of our operating income from our subsidiaries. An important source of cash to repurchase the notes or to pay you cash upon conversion of your notes would be cash distributions, dividends and other payments from our subsidiaries. The payment of dividends by our subsidiaries is subject to the declaration of dividends by those subsidiaries’ governing bodies, and our subsidiaries are not obligated to pay dividends. Our subsidiaries’ ability to make such payments may also be restricted by, among other things, applicable laws and regulations and current and future debt agreements into which our subsidiaries may enter. In any of the situations described above, or otherwise, our failure to make the fundamental change offer, to pay the fundamental change repurchase price when due or to pay cash to you upon your conversion of notes, would result in a default under the indenture governing the notes. A default under the indenture or a fundamental change could lead to a default under our credit facilities or other existing and future agreements governing our indebtedness. If the repayment of the related indebtedness were to be accelerated, we may not have sufficient funds to repay the indebtedness and repurchase the notes.

Upon the exercise of your option to require us to repurchase the notes, we may elect, in lieu of paying cash for the repurchase price, to pay shares of common stock or a combination of cash and shares of common stock.

You should be aware that, upon the exercise of your option to require us to repurchase the notes in cash, we may elect to pay the repurchase price in cash, shares of our common stock or a combination of cash and share of common stock. If you require us to repurchase your notes, you may not have the liquidity you expect upon repurchase of the notes and, if we elect to pay some or all of the repurchase price in common stock, you may become subject to the market risks of our common stock.

We would not be obligated to repurchase the notes in connection with significant restructuring transactions that do not constitute a fundamental change.

Upon the occurrence of a fundamental change, you will have the right subject to certain conditions, to require us to repurchase your notes for cash, in whole or in part, at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest up to but excluding the date of repurchase. However, the fundamental change provisions will not afford protection to holders of the notes in the event of certain transactions. For example, we will not be required to repurchase any notes upon the occurrence of a fundamental change and you will not be entitled to an increased conversion rate upon conversion in connection with a fundamental change if more than 90% of the consideration in the transaction consists of shares of common stock traded on a U.S. national or regional securities exchange, or will be so traded immediately following the fundamental change transaction. Furthermore, transactions such as leveraged recapitalizations, refinancings, restructurings or acquisitions initiated by us would not constitute a fundamental change requiring us to repurchase the notes. In the event of any such transaction, the holders of notes would not have the right to require us to repurchase the notes, even though each of these transactions could increase the amount of our indebtedness, or otherwise adversely affect our capital structure or any credit ratings, thereby adversely affecting the holders of the notes.

Provisions of the notes could discourage an acquisition of us by a third party.

Upon the occurrence of certain transactions constituting a fundamental change at any time while the notes are outstanding, holders of the notes will have the right, at their option, to require us to repurchase, at a cash repurchase price equal to 100% of the principal amount plus accrued and unpaid interest on the notes, all of their notes or any portion of the principal amount of such notes in integral multiples of $1,000. These fundamental change repurchase provisions may make it more difficult or more expensive for a third party to acquire us or delay or prevent a takeover of our company and the removal of incumbent management that might otherwise be beneficial to investors.

The net share settlement feature of the notes may have adverse consequences.

The net share settlement feature of the notes, as described under “Description of the Notes — Settlement upon Conversion,” may:

•	result in holders receiving no shares upon conversion or fewer shares relative to the conversion value of the notes;

•	reduce our liquidity;

•	delay holders’ receipt of the consideration due upon conversion; and

•	subject holders to the market risks of our shares before receiving any shares upon conversion.

If the notes are convertible, upon conversion we will deliver cash equal to the lesser of the aggregate principal amount of the notes being converted and our total conversion obligation, plus cash or shares of common stock or a combination thereof, at our election, in respect of the remainder, if any, of our total conversion obligation. The settlement amount that you will receive on conversion of your notes will in part be determined by the volume weighted average price of our common stock on each of the 20 consecutive trading days beginning on the first trading day after the two consecutive business days immediately following the day you have tendered your notes for conversion and complied with the other requirements to convert them, subject to certain exceptions in connection with conversions during a period immediately preceding the maturity date of the relevant notes as described in this prospectus supplement. We refer to this 20 consecutive trading day period as the “conversion settlement averaging period.”

Other than during certain periods immediately prior to maturity, we will generally deliver the cash and, if applicable, shares of common stock issuable upon conversion on the third business day following the conversion settlement averaging period, which will generally be at least 23 trading days after the date holders tender their notes for conversion. In addition, because the consideration due upon conversion is based in part on the trading prices of our common stock during the conversion settlement averaging period, any decrease in the price of our common stock after you tender your notes for conversion may significantly decrease the value of the consideration you receive. Furthermore, because we must settle at least a portion of our conversion obligation in cash, the conversion of notes may significantly reduce our liquidity.

We expect that the trading value of the notes will be significantly affected by the price of our common stock and other factors.

The market price of the notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities. In addition, the notes have a number of features, including conditions to conversion, which, if not met, could result in the trading price of the notes being less than the value of our common stock into which a note would otherwise be convertible. These features could adversely affect the value and the trading prices of the notes.

The market price of our common stock, into which the notes are convertible, has been volatile and may decline.

The market price of our common stock has been volatile and may decline in the future. The high and low closing sale prices of our common stock on the New York Stock Exchange were $4.59 and $2.75 in 2005; $7.37 and $3.95 in 2006; $4.94 and $3.25 in 2007; and $5.06 and $4.20 for the two months ending February 29, 2008. The closing sale price on the New York Stock Exchange on March 11, 2008 was $4.89 per share.

The market price of our common stock historically has fluctuated widely and been affected by many factors beyond our control. These factors include:

•	the market prices of silver and gold;

•	general stock market conditions;

•	interest rates;

•	expectations regarding inflation;

•	currency values; and

•	global and regional political and economic conditions and other factors.

Most of these factors are beyond our control. In addition, stock markets, including The New York Stock Exchange, generally experience price and trading fluctuations, which result in volatility in the market price of securities that may be unrelated or disproportionate to changes in operating performance. These broad market fluctuations may affect adversely the market prices of the notes and our common stock.

Sales of a significant number of shares of our common stock in the public markets, or the perception of these sales, could depress the market price of the notes.

Sales of a substantial number of shares of our common stock or other equity-related securities in the public markets, including the issuance of common stock upon conversion of the notes or the vesting of restricted stock, could depress the market price of the notes, our common stock, or both, and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our common stock or other equity-related securities would have on the market price of our common stock or the value of the notes. In addition, the existence of the notes also may encourage short selling by market participants because the conversion of the notes could depress our common stock price.

If you hold notes, you will not be entitled to any rights with respect to our common stock, but will be subject to all changes made with respect to our common stock.

If you hold notes, you will not be entitled to any rights with respect to our common stock (including voting rights or rights to receive any dividends or other distributions on our common stock), but will be subject to all changes affecting our common stock. You will have rights with respect to our common stock only if and when you tender your notes for conversion and comply with the other requirements to convert them and they are converted into our common stock, except, in limited cases, for rights arising under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our charter or bylaws requiring stockholder approval and the record date for determining the stockholders of record entitled to vote on the amendment occurs prior to conversion of your notes, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common stock that result from such amendment. Similarly, if we declare a dividend and the record date for determining the stockholder of record entitled to the dividend occurs prior to the conversion date, you will not be entitled to the dividend, but only to a conversion rate adjustment, if any, provided for under “Description of the Notes—Conversion Rate Adjustments.”

The conversion rate of the notes may not be adjusted for all dilutive events, which may adversely affect the trading price of the notes.

The conversion rate of the notes is subject to adjustment for certain events, including the issuance of stock dividends on our common stock, the issuance of certain rights or warrants, subdivisions, combinations, distributions of capital stock, indebtedness or assets, certain cash dividends and certain issuer tender or exchange offers as described under “Description of the Notes—Conversion Rate Adjustments.” However, the conversion rate will not be adjusted for other events, such as certain exchange offers or an issuance of common stock for cash, that may adversely affect the trading price of the notes or our common stock. An event that adversely affects the value of the notes may occur, and the event may not result in an adjustment to the conversion rate.

Rating agencies may provide unsolicited ratings on the notes that could reduce the market value or liquidity of the notes and our common stock.

We have not requested a rating of the notes from any rating agency, and we do not anticipate that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price or liquidity of the notes could be harmed.

The adjustment to increase the conversion rate for notes converted in connection with certain fundamental changes may not adequately compensate holders for the lost option time value of their notes as a result of such fundamental change.

If a fundamental change occurs at any time while the notes are outstanding, we may be required to increase the conversion rate for any notes converted in connection with such fundamental change. The extent to which the conversion rate will be increased will be based on the date on which the fundamental change becomes effective and the price paid, or deemed to be paid, in respect of a share of our common stock in the fundamental change as described under “Description of the Notes—Adjustment to Shares Delivered upon Conversion upon a Qualifying Fundamental Change.” While this adjustment is designed to compensate you for the lost option time value of your notes as a result of a fundamental change, the adjustment is only an approximation of such lost value and may not adequately compensate you for any loss you experience.

Our obligation to adjust the conversion rate in connection with fundamental change transactions could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness and equitable remedies.

You should consider the United States federal income tax consequences of owning the notes.

Investors should be aware that the conversion of notes into cash or a combination of cash and shares of common stock will be taxable at the time of such conversion (or subject to alternative treatment different from that of convertible debt instruments settled in shares only). These consequences may be materially different from the consequences that may be expected by investors in considering other convertible debt investments. Investors considering the purchase of notes are urged to consult with their own tax advisors concerning such consequences and the potential effect in their particular circumstances. The material United States federal income tax consequences of the purchase, ownership and disposition of the notes are summarized in this prospectus supplement under the heading “Certain United States Federal Income Tax Consequences.”

The contingent conversion features of the notes could result in your receiving less than the value of the common stock upon which the settlement amount would otherwise be based.

Except during the three-month periods prior to each of March 15, 2013, March 15, 2015, March 15, 2018, March 15, 2023 and March 15, 2028 (three months prior to each repurchase date and the stated maturity date), the notes are convertible only if specified conditions are met. If the specific conditions for conversion are not met then, other than during such three month periods, you may not be able to receive the settlement amount prior to such date. Therefore, you may not be able to realize the appreciation, if any, in the value of our common stock after the issuance of the notes in this offering and prior to such date.

The notes will not contain restrictive covenants, and there is limited protection in the event of a fundamental change.

The indenture under which the notes will be issued will not contain restrictive covenants that would protect you from several kinds of transactions that may adversely affect you. Neither the indenture nor the terms of the notes restrict us or our subsidiaries from incurring additional debt, including secured debt. In addition, the limited covenants contained in the indenture do not require us to achieve or maintain any minimum financial ratios relating to our financial position or results of operations. The indenture also does not impose any limitation on the incurrence by our subsidiaries of any indebtedness or on our ability to transfer our assets and property among our subsidiaries. Moreover, the right of each holder to require us to repurchase for cash all or part of that holder’s notes in a “fundamental change” is limited to the transactions specified in the definition of a “fundamental change” under “Description of the Notes—Right to Require Purchase of Notes at Your Option upon a Fundamental Change.” Accordingly, subject to restrictions contained in our other debt agreements, we could enter into certain transactions, such as acquisitions, financings or recapitalizations and incurrences of indebtedness that could affect our capital structure and the value of the notes and our common stock but would not constitute a “fundamental change” under the indenture.

You may have to pay taxes if we make or fail to make certain adjustments to the conversion rate of the notes even though you do not receive a corresponding cash distribution.

The conversion rate of the notes is subject to adjustment for certain events arising from stock splits and combinations, stock dividends, certain cash dividends and certain other actions by us that modify our capital structure. See “Description of the Notes—Conversion Rate Adjustments.” If, for example, the conversion rate is adjusted as a result of a distribution that is taxable to our common stockholders, such as a cash dividend, you may be required to include an amount in income for United States federal income tax purposes, notwithstanding the fact that you do not receive a corresponding cash distribution. In addition, a failure to adjust (or to adjust adequately) the conversion rate after an event that has the effect of increasing your proportionate interest in our company could be treated as a deemed taxable dividend to you. The amount that you would have to include in income generally will be equal to the amount of the distribution that you would have received if you had converted your notes into our common stock.

If certain types of fundamental changes occur on or before the maturity date of the notes, under some circumstances, we will increase the conversion rate for notes converted in connection with the fundamental change. Such increase may also be treated as a distribution subject to United States federal income tax as a dividend. See “Certain United States Federal Income Tax Consequences.”

If you are a non-U.S. holder, any deemed dividend would be subject to United States federal withholding tax at a 30% rate, or such lower rate as may be specified by an applicable treaty, which may be set off against subsequent payments. See “Certain United States Federal Income Tax Consequences.”

Changes in the accounting treatment of the notes could decrease our earnings per share and our stock price.

The Financial Accounting Standards Board has issued a proposed staff position that would change the current accounting treatment for the notes. We cannot predict the outcome of any changes in GAAP that may be made affecting accounting for convertible debt securities. Any change in the accounting method for convertible debt securities could have an adverse effect on our reported or future financial results and could adversely affect the trading price of our common stock and adversely affect the trading price of the notes.

We may not be able to refinance the notes if required or if we so desire.

It may benefit you or us to refinance all or a portion of the notes or any other future indebtedness that we incur on or before the maturity of the notes. We may not be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

The notes initially will be held in book-entry form and, therefore, you must rely on the procedures and the relevant clearing systems to exercise your rights and remedies.

Unless and until certificated notes are issued in exchange for book-entry interests in the notes, owners of the book-entry interests will not be considered owners or holders of notes. Instead, DTC, or its nominee, will be the sole holder of the notes. Payments of principal, interest and other amounts owing on or in respect of the notes in global form will be made to the paying agent, which will make payments to DTC. Thereafter, those payments will be credited to DTC participants’ accounts that hold book-entry interests in the notes in global form and credited by such participants to indirect participants. Unlike holders of the notes themselves, owners of book-entry interests will not have the direct right to act upon our solicitations for consents or requests for waivers or other actions from holders of the notes. Instead, if you own a book-entry interest, you will be permitted to act only to the extent you have received appropriate proxies to do so from DTC or, if applicable, a participant. Procedures implemented for the granting of such proxies may not be sufficient to enable you to vote on any requested actions on a timely basis.

Conversion of the notes may dilute the ownership interest of existing stockholders, including holders who had previously converted their notes.

To the extent we issue shares of our common stock upon conversion of the notes, the conversion of some or all of the notes will dilute the ownership interests of existing stockholders, including holders who had previously converted their notes. Any sales in the public market of shares of our common stock issuable upon such conversion could adversely affect prevailing market prices of shares of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of shares of our common stock.

Our future operating performance may not generate cash flows sufficient to meet our debt payment obligations, and our indebtedness could negatively affect holders of our notes and our common stock, into which the notes are convertible.

As of December 31, 2007, we had a total of approximately $234.5 million outstanding indebtedness on a consolidated basis, consisting of $180.0 million of our 1.25% Convertible Senior Notes due 2024, $20 million under our credit facility with Macquarie Bank Limited, $1.7 million under our temporary credit facility and $32.8 million under capital lease agreements. Following this offering, and assuming that the underwriters do not exercise their over-allotment option, we will have a total of approximately $384.5 million outstanding indebtedness.

Our ability to make scheduled debt payments on our outstanding indebtedness will depend on our future operating performance and cash flow. Our operating performance and cash flow, in part, are subject to economic factors beyond our control, including the market prices of silver and gold. We may not be able to generate enough cash flow to meet our obligations and commitments. If we cannot generate sufficient cash flow from operations to service our debt, we may need to further refinance our debt, dispose of assets, or issue equity to obtain the necessary funds. We cannot predict whether we will be able to refinance our debt, issue equity, or dispose of assets to raise funds on a timely basis or on satisfactory terms.

Our indebtedness could negatively affect holders of the notes and our common stock, into which the notes are convertible, in many ways, including by:

•	reducing funds available to support our business operations and for other corporate purposes because portions of our cash flow from operations must be dedicated to the payment of principal and interest on our debt;

•	impairing our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes;

•	making us more vulnerable to a downturn in general economic conditions or in our business; and

•	negatively affecting our ability to pay interest and principal on our debt, including the notes.

We have the ability to issue additional equity securities, which would lead to dilution of our issued and outstanding common stock and any common stock issued upon conversion of the notes and may materially and adversely affect the price of our common stock and the trading price of the notes, which are convertible into common stock.

The issuance of additional equity securities or securities convertible into equity securities would result in dilution of existing shareholders’ equity interests in us. We are authorized to issue, without shareholder approval, 10,000,000 shares of preferred stock in one or more series, to establish the number of shares to be included in each such series, and to fix the designation, powers, preferences, and relative participating, optional, conversion and other special rights of the shares of each such series, and the qualification, limitations or restrictions thereof, including the fixing or alteration of the dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption, the redemption price or prices, and the liquidation preferences of any wholly unissued series of shares of preferred stock, or any or all of them. Any such series of preferred stock could contain dividend rights, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences or other rights superior to the rights of holders of our common stock. Our board of directors has no present intention of issuing any such preferred stock, but reserves the right to do so in the future and has reserved for issuance a series of preferred stock in connection with our shareholder rights plan. In addition, we are authorized to issue, without shareholder approval, up to 750,000,000 shares of common stock, of which 550,825,760 shares were outstanding as of February 29, 2008. We are also authorized to issue, without shareholder approval, securities convertible into either shares of common stock or preferred stock. If we issue additional equity securities, the price of our common stock and the trading price of the notes, which are convertible into our common stock, may be materially and adversely affected.

We are subject to anti-takeover provisions in our charter, in our bylaws and in our shareholder rights plan that could delay or prevent an acquisition of Coeur even if such an acquisition would be beneficial to our shareholders.

The provisions of our articles of incorporation and our bylaws could delay or prevent a third party from acquiring us, even if doing so might be beneficial to our shareholders. Some of these provisions:

•	authorize the issuance of preferred stock which can be created and issued by the board of directors without prior shareholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of common stock;

•	authorize the board of directors to increase or decrease the size of the board without shareholder approval;

•	authorize a majority of the directors then in office to fill any vacancy on the board of directors; and

•	require that a “fair price” be paid in some business transactions.

We have also implemented a shareholder rights plan which could delay or prevent a third party from acquiring us.

Conversion of notes in cash or a combination of both cash and our common stock will require U.S. holders to recognize taxable gain.

Upon the conversion of a note into cash or a combination of cash and our common stock, a U.S. holder generally will be required to recognize gain on the conversion for U.S. federal income tax purposes. Prospective investors should carefully review the information regarding tax considerations relevant to an investment in the notes set forth under “Certain United States Federal Income Tax Consequences” and are also urged to consult their own tax advisors prior to investing in the notes.

Risks Relating to our Business

The market prices of silver and gold are volatile. Low silver and gold prices could result in decreased revenues and decreased net income or losses, and may negatively affect our business.

Silver and gold are commodities. Their prices fluctuate, and are affected by many factors beyond our control, including interest rates, expectations regarding inflation, speculation, currency values, governmental decisions regarding the disposal of precious metals stockpiles, global and regional demand and production, political and economic conditions and other factors. Because we derive a majority of our revenues from continuing operations from sales of silver, our earnings are primarily related to the price of this metal. In 2007, 70.0% of our revenues from continuing operations were generated from sales of silver.

The market prices of silver (Handy & Harman) and gold (London Final) on March 10, 2008 were $19.69 and $973.80 per ounce, respectively. The prices of silver and gold may decline in the future. Factors that are generally understood to contribute to a decline in the price of silver include sales by private and government holders, and a general global economic slowdown.

We also may suffer from declines in mineral prices. Since 1999, we have not engaged in silver hedging activities, and we currently are not engaged in any gold hedging activities. Accordingly, we have no protection from declines in mineral prices or currency fluctuations.

If the prices of silver and gold are depressed for a sustained period and our net losses resume, we may be forced to suspend mining at one or more of our properties until the prices increase, and to record additional asset impairment write-downs. Any lost revenues, continued or increased net losses or additional asset impairment write-downs would adversely affect our results of operations.

We may be required to incur additional indebtedness to fund our capital expenditures.

We have historically financed our operations through the issuance of common stock and convertible debt, and may be required to incur additional indebtedness in the future. During 2008, we will have construction activities at the San Bartolomé, Palmarejo and Kensington projects as well as sustaining capital projects at our operating properties. Construction of all of these projects could require a total capital investment of approximately $398.5 million during 2008. Our cash, cash equivalents and short-term investments combined with cash flow generated from operations will not be sufficient for us to make this level of capital investment. No assurance can be given that additional capital investments will not be required to be made at these or other projects. If we are unable to generate enough cash to finance such additional capital expenditures through operating cash flow and the issuance of common stock, we may be required to issue additional indebtedness or secure other forms of financing or delay the capital projects. Any additional indebtedness would increase our debt payment obligations, and may negatively affect our results of operations.

Prior to 2005, we did not have sufficient earnings to cover fixed charges, which deficiency could occur in future periods.

As a result of our net losses prior to 2005, our earnings were not adequate to satisfy fixed charges (i.e., interest, preferred stock dividends and that portion of rent deemed representative of interest) in each of those periods prior to 2005. The amounts by which earnings were inadequate to cover fixed charges were approximately $61.8 million in 2003 and $23.9 million in 2004. Earnings have been sufficient to cover fixed charges subsequent to 2004. We are required to make fixed payments on the $180 million principal amount of our 1 1/4% Senior Convertible Notes due 2024, requiring annual interest payments of approximately $2.25 million until their maturity.

We expect to satisfy our fixed charges and other expense obligations in the future from cash flow from operations and, if cash flow from operations is insufficient, from working capital, which amounted to approximately $152.4 million at December 31, 2007. Prior to 2005, we experienced negative cash flow from operating activities. The amount of net cash used in our operating activities amounted to approximately $8.5 million in 2002, $5.1 million in 2003 and $18.6 million in 2004. During the years ended December 31, 2007 and 2006, we generated $40.1 million and $91.2 million, respectively, of operating cash flow. The availability of future cash flow from operations or working capital to fund the payment of interest on the notes and other fixed charges will be dependent upon numerous factors, including our results of operations, silver and gold prices, levels and costs of production at our mining properties and the amount of our capital expenditures and expenditures for acquisitions, developmental and exploratory activities.

We may have to record additional write-downs, which could negatively affect our results of operations.

Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, or SFAS 144, established accounting standards for impairment of the value of long-lived assets such as mining properties. SFAS 144 requires a company to review the recoverability of the cost of its assets by estimating the future undiscounted cash flows expected to result from the use and eventual disposition of the asset. Impairment, measured by comparing an asset’s carrying value to its fair value, must be recognized when the carrying value of the asset exceeds these cash flows, and recognizing impairment write-downs could negatively impact our results of operations.

If silver or gold prices decline or we fail to control production costs or realize the mineable ore reserves at our mining properties, we may be required to recognize asset write-downs. We also may record other types of additional mining property charges in the future to the extent we sell a property for a price less than the carrying value of the property, or if reclamation liabilities have to be increased in connection with the closure and reclamation of a property. Additional write-downs of mining properties could negatively affect our results of operations.

The Kensington property has been the subject of litigation involving a permit required to complete construction of a required tailings facility. On September 12, 2005 three environmental groups filed a lawsuit in Federal District Court in Alaska against the U.S. Army Corps of

Engineers and the U.S. Forest Service, or USFS, seeking to invalidate the permit issued to Coeur Alaska, Inc. for our Kensington mine. The plaintiffs claim the Section 404 of the Clean Water Act permit issued by the Corps of Engineers authorizing the deposition of mine tailings into Lower Slate Lake conflicts with the Clean Water Act. They additionally claim the USFS’s approval of the Amended Plan of Operations is arbitrary and capricious because it relies on the 404 permit issued by the Corps of Engineers. Following the District Court’s remand of the Section 404 permit to the Corps of Engineers for further review, the Corps reinstated the permit on March 29, 2006. The lawsuit challenging the permit was re-opened on April 6, 2006; Coeur Alaska filed its answer to the Amended Complaint; and Coeur Alaska, the State of Alaska, and Goldbelt, Inc., a local native corporation, were granted Defendant Intervenor status to join the agencies in their defense of the permit.

On August 4, 2006, the Federal District Court in Alaska dismissed the plaintiffs’ challenge and upheld the Section 404 permit. On August 7, 2006 the plaintiffs filed a Notice of Appeal of the decision to the Ninth Circuit Court of Appeals, and on August 9, 2006 the Plaintiffs additionally filed a Motion for Injunction Pending Appeal with the Ninth Circuit Court. The Ninth Circuit Court granted a temporary injunction pending appeal on August 24, 2006, enjoining certain activities relating to the lake tailings facility.

On May 22, 2007 the Ninth Circuit Court reversed the District Court’s August 4, 2006 decision which had upheld our 404 permit and issued its opinion that remanded the case to the District Court with instructions to vacate our 404 permit as well as the USFS Record of Decision approving the general tailings disposal plan as well as the Goldbelt 404 permit to construct the Cascade Point Marine Facility. On August 20, 2007, Coeur Alaska filed a Petition for Rehearing En Banc with the Ninth Circuit Court, as did the State of Alaska and Goldbelt, Inc. The Department of Justice, on behalf of the Corps of Engineers, and USFS additionally filed a limited Petition for Rehearing with the Ninth Circuit panel seeking reconsideration of the mandate of the May 22, 2007 panel decision. On October 29, 2007, the Ninth Circuit denied the Petitions for Rehearing En Banc. On November 14, 2007 the Ninth Circuit granted a stay of the mandate pending further appeal to the Supreme Court, subject to the development of a reclamation plan for the lake area. We and the State of Alaska each filed Petitions for Certiorari to the Supreme Court of the United States on January 28, 2008. We cannot predict the potential for obtaining further appeal or if it will prevail upon appeal if one is granted.

This litigation has contributed to an increase in capital costs. While we cannot predict with certainty the outcome of this litigation, we believe we should ultimately prevail. In the event that we do not prevail, it could be necessary to seek an alternate site for the tailings disposal facility. We have identified an alternate site which we believe can be permitted and have submitted a modified plan to the USFS. Based upon our current estimates, an impairment writedown could be necessary should the expectation of the long-term price for gold decrease below approximately $606 per ounce. As of December 31, 2007, the carrying value of the Kensington project’s long-lived assets was $298.2 million.

Additionally, the value allocated to Palmarejo’s long-lived assets will be subject to assessments of recoverability under SFAS 144 and these assessments could result in writedowns of carrying values in future periods.

We may not realize the cost savings and other benefits we currently anticipate due to challenges associated with integrating operations, personnel and other aspects of the companies and due to liabilities that may exist at Bolnisi and Palmarejo.

Our acquisition of Bolnisi and Palmarejo reflected our expectation that the acquisitions will result in increased metal production, earnings and cash flow for the combined company. These anticipated increases will depend in part on whether Coeur’s, Bolnisi’s and Palmarejo’s operations can be integrated in an efficient and effective manner, and whether the project development in fact produces the benefits anticipated. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company have not yet been made and may not have been fully identified. These decisions and the integration of the three companies will present significant challenges to management, including the integration of systems and personnel of the three companies, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, unanticipated costs, and the loss of key employees. There can be no assurance that there will be operational or other synergies realized by the combined company, or that the integration of the three companies’ operations, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and reducing costs. In addition, the integration of Bolnisi and Palmarejo may subject us to liabilities existing at one or both of Bolnisi and Palmarejo, some of which may be unknown. While we have conducted due diligence on the operations of Bolnisi and Palmarejo, there can be no guarantee that we are aware of the liabilities of Bolnisi and Palmarejo. These liabilities, and any additional risks and uncertainties related to the acquisitions not currently known to us or that we currently deem immaterial, could negatively affect our business, financial condition and results of operations.

The Palmarejo project is a development-stage project and involves significant risks associated with development and commencement of commercial production.

We cannot assure you that significant losses will not occur at the Palmarejo project in the near future or that the Palmarejo project will be profitable in the future. Our operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Palmarejo project and any other properties we may acquire are added. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development and the results of consultants’ analyses and recommendations, which are beyond our control. While we expect production at the Palmarejo project to commence in 2009, we cannot assure you that this timetable will be met. The development of the Palmarejo project and any other properties we acquire will require the commitment of substantial resources to conduct the time-consuming exploration and development of properties. We cannot assure you that we will generate any revenues or achieve profitability at the Palmarejo project and any other properties we may acquire.

Recently discovered settlement and subsidence issues at the Palmarejo project may increase development costs and delay the start of production.

In early August 2007, our representatives observed previously unnoticed ground settlement and subsidence in three main areas: the lower plant site, the upper plant site, and the site where the power plant is to be located. The initial engineering review conducted by our technical personnel as well as third party engineering consultants concluded that the settlement and subsidence was occurring primarily due to issues with the original compaction and placement of fill material. This settlement became visible once heavy rainfall was experienced. Since that time, our third party engineering consultants have conducted more extensive on-site analysis and have provided us with a detailed report based on its review, which recommends specific remedial actions that should be initiated which include the relocation of a substantial section of the process plant facilities to an identified alternate site. We estimate that these remedial actions may cost up to $15 million. We anticipate production from the Palmarejo project will commence, after completion of these remedial activities, in the first quarter of 2009. We cannot assure you that these preliminary estimates will prove accurate, and any inaccuracy in such estimates could materially adversely impact the development of the Palmarejo project and our financial condition and results of operations.

Our revenues and income (or loss) from our interest in the Endeavor and Broken Hill mines are dependent in part upon the performance of the operators of the mine.

In May and September 2005, we acquired silver production and reserves at the Endeavor and Broken Hill mines in Australia, respectively. These mines are owned and operated by other mining companies. Our revenues and income (or loss) from our interest in the silver production at these mines are dependent in part upon the performance of those operators and such mines.

The estimation of ore reserves is imprecise and depends upon subjective factors. Estimated ore reserves may not be realized in actual production. Our operating results may be negatively affected by inaccurate estimates.

The ore reserve figures presented in our public filings are estimates made by our technical personnel. Reserve estimates are a function of geological and engineering analyses that require us to make assumptions about production costs and silver and gold market prices. Reserve estimation is an imprecise and subjective process and the accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation, judgment and experience. Assumptions about silver and gold market prices are subject to great uncertainty as those prices have fluctuated widely in the past. Declines in the market prices of silver or gold may render reserves containing relatively lower grades of ore uneconomic to exploit, and we may be required to reduce reserve estimates, discontinue development or mining at one or more of our properties, or write down assets as impaired. Should we encounter mineralization or geologic formations at any of our mines or projects different from those we predicted, we may adjust our reserve estimates and alter our mining plans. Either of these alternatives may adversely affect our actual production and operating results.

We based our ore reserve determinations as of December 31, 2007 on a long-term silver price average of $11 per ounce, with the exception of the Endeavor mine which uses $15 per ounce and the Broken Hill mine which uses $13.50 per ounce of silver, and a long-term gold price average of $600 per ounce for all properties with the exception of the Kensington property which used a gold price of $550 per ounce. On March 10, 2008 silver and gold prices were $19.69 per ounce and $973.80 per ounce, respectively.

The estimate of the ultimate recovery of metals contained within the Rochester heap leach pad inventory is inherently inaccurate and subjective and requires the use of estimation techniques. Actual recoveries can be expected to vary from estimates.

The Rochester mine utilizes the heap leach process to extract silver and gold from ore. The heap leach process is a process of extracting silver and gold by placing ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained silver and gold, which are then recovered in metallurgical processes.

The key stages in the conversion of ore into silver and gold are (i) the blasting process in which the ore is broken into large pieces; (ii) the processing of the ore through a crushing facility that breaks it into smaller pieces; (iii) the transportation of the crushed ore to the leach pad where the leaching solution is applied; (iv) the collection of the leach solution; (v) subjecting the leach solution to the precipitation process, in which gold and silver is converted back to a fine solid; (vi) the conversion of the precipitate into doré; and (vii) the conversion by a third party refinery of the doré into refined silver and gold bullion.

We use several integrated steps to scientifically measure the metal content of ore placed on the leach pads during the key stages. As the ore body is drilled in preparation for the blasting process, samples of the drill residue are assayed to determine estimated quantities of contained metal. We estimate the quantity of ore by utilizing global positioning satellite survey techniques. We then process the ore through a crushing facility where the output is again weighed and sampled for assaying. A metallurgical reconciliation with the data collected from the mining operation is completed with appropriate adjustments made to previous estimates. We then transport the crushed ore to the leach pad for application of the leaching solution. As the leach solution is collected from the leach pads, we continuously sample for assaying. We measure the quantity of leach solution with flow meters throughout the leaching and precipitation process. After precipitation, the product is converted to doré, which is the final product produced by the mine. We again weigh, sample and assay the doré. Finally, a third party smelter converts the doré and determines final ounces of silver and gold available for sale. We then review this end result and reconcile it to the estimates we developed and used throughout the production process. Based on this review, we adjust our estimation procedures when appropriate.

Our reported inventories include metals estimated to be contained in the ore on leach pad of $50.9 million as of December 31, 2007. Of this amount, $25.9 million is reported as a current asset and $25.0 million is reported as a noncurrent asset. The distinction between current and noncurrent is based upon the expected length of time necessary for the leaching process to remove the metals from the crushed ore. The historical cost of the metal that is expected to be extracted within 12 months is classified as current and the historical cost of metals contained within the crushed ore that will be extracted beyond 12 months is classified as noncurrent. The ore on leach pad inventory is stated at actual production costs incurred to produce and place ore on the leach pad during the current period, adjusted for the effects on monthly production costs of abnormal production levels.

The estimate of both the ultimate recovery expected over time, and the quantity of metal that may be extracted relative to such 12-month period, requires the use of estimates which are inherently inaccurate since they rely upon laboratory test work. Test work consists of 60-day leach columns from which we project metal recoveries into the future. The quantities of metal contained in the ore are based upon actual weights and assay analysis. The rate at which the leach process extracts gold and silver from the crushed ore is based upon laboratory column tests and actual experience occurring over approximately 19 years of leach pad operation at the Rochester mine. The assumptions we use to measure metal content during each stage of the inventory conversion process includes estimated recovery rates based on laboratory testing and assaying. We periodically review our estimates compared to actual experience and revise our estimates when appropriate. The length of time necessary to achieve our currently estimated ultimate recoveries of between 59% and 61.5% for silver, depending on the area being leached, and 93% for gold is estimated to be between five and ten years. In August 2007, we terminated mining and crushing operations as ore reserves were fully mined. Residual heap leach activities are expected to continue through 2011.

When we began leach operations in 1986, based solely on laboratory testing, we estimated the ultimate recovery of silver and gold at 50% and 80%, respectively. Since 1986, we have adjusted the expected ultimate recovery three times (once in each of 1989, 1997 and 2003) based upon actual experience gained from leach operations. In 2003, we increased our estimated recoveries for silver and gold, respectively, to between 59% and 61.5% for silver, depending on the area being leached, and 93% for gold. The leach cycle at the Rochester Mine requires leaching to approximately the year 2011 for all recoverable metal to be recovered.

If our estimate of ultimate recovery requires adjustment, the impact upon our inventory valuation and upon our income statement would be as follows:

	Positive/Negative Change in			Positive/Negative Change in
	Silver Recovery			Gold Recovery
	1%	2%	3%	1%	2%	3%

Quantity of recoverable ounces	1.7 million	3.5 million	5.2 million	13,240	26,480	39,720
Positive impact on future cost of production per silver equivalent ounce for increases in recovery rates	$1.68	$2.78	$3.55	$0.82	$1.49	$2.04
Negative impact on future cost of production per silver equivalent ounce for decreases in recovery rates	$(2.93)	$(9.30)	$(33.77)	$(1.04)	$(2.38)	$(4.21)

Inventories of ore on leach pads are valued based upon actual production costs incurred to produce and place such ore on the leach pad during the current period, adjusted for the effects on monthly production costs of abnormal production levels, less costs allocated to minerals recovered through the leach process. The costs consist of those production activities occurring at the mine site and include the costs, including depreciation, associated with mining, crushing and precipitation circuits. In addition, refining is provided by a third party refiner to place the metal extracted from the leach pad in a saleable form. These additional costs are considered in the valuation of inventory. Negative changes in our inventory valuations and correspondingly on our income statement would have an adverse impact on our results of operations, financial position and cash flows.

Our estimates of current and non-current inventories may not be realized in actual production and operating results, which may negatively affect our business.

We use estimates, based on prior production results and experiences, to determine whether heap leach inventory will be recovered more than one year in the future, and is non-current inventory, or will be recovered within one year, and is current inventory. The estimates involve assumptions that may not prove to be consistent with our actual production and operating results. We cannot determine the amount ultimately recoverable until leaching is completed. If our estimates prove inaccurate, our operating results may be less than anticipated.

Silver mining involves significant production and operational risks. Coeur may suffer from the failure to efficiently operate its mining projects.

Silver mining involves significant degrees of risk, including those related to mineral exploration success, unexpected geological or mining conditions, the development of new deposits, climatic conditions, equipment and/or service failures, compliance with current or new governmental requirements, current availability of or delays in installing and commissioning plant and equipment, import or customs delays and other general operating risks. Problems may also arise due to the quality or failure of locally obtained equipment or interruptions to services (such as power, water, fuel or transport or processing capacity) or technical support, which results in the failure to achieve expected target dates for exploration or production activities and/or result in a requirement for greater expenditure. The right to export silver and gold may depend on obtaining certain licenses and quotas, the granting of which may be at the discretion of the relevant regulatory authorities. There may be delays in obtaining such licenses and quotas leading, which would adversely affect our business, and it is possible that from time to time export licenses may be refused. Many of these risks are outside of the ability of our management to control and may result in a materially adverse effect on our operations, financial position and cash flows.

Mineral exploration and development inherently involves significant and irreducible financial risks. We may suffer from the failure to find and develop profitable mines.

The exploration for and development of mineral deposits involves significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Unprofitable efforts may result from the failure to discover mineral deposits. Even if mineral deposits are found, such deposits may be insufficient in quantity and quality to return a profit from production, or it may take a number of years until production is possible, during which time the economic viability of the project may change. Few properties which are explored are ultimately developed into producing mines. Mining companies rely on consultants and others for exploration, development, construction and operating expertise.

Substantial expenditures are required to establish ore reserves, extract metals from ores and, in the case of new properties, to construct mining and processing facilities. The economic feasibility of any development project is based upon, among other things, estimates of the size and grade of ore reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates and capital and operating costs of such development projects, and metals prices. Development projects are also subject to the completion of favorable feasibility studies, issuance and maintenance of necessary permits and receipt of adequate financing.

Once a mineral deposit is developed, whether it will be commercially viable depends on a number of factors, including: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; government regulations including taxes, royalties and land tenure; land use, importing and exporting of minerals and environmental protection; and mineral prices. Factors that affect adequacy of infrastructure include: reliability of roads, bridges, power sources and water supply; unusual or infrequent weather phenomena; sabotage; and government or other interference in the maintenance or provision of such infrastructure. All of these factors are highly cyclical. The exact effect of these factors cannot be accurately predicted, but the combination may result in not receiving an adequate return on invested capital.

Significant investment risks and operational costs are associated with our exploration, development and mining activities, such as San Bartolomé, Kensington and Palmarejo. These risks and costs may result in lower economic returns and may adversely affect our business.

Our ability to sustain or increase our present production levels depends in part on successful exploration and development of new ore bodies and/or expansion of existing mining operations. Mineral exploration, particularly for silver and gold, involves many risks and is frequently unproductive. If mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish ore reserves, extract metals from ores and, in the case of new properties, to construct mining and processing facilities. The economic feasibility of any development project is based upon, among other things, estimates of the size and grade of ore reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates and capital and operating costs of such development projects, and metals prices. Development projects are also subject to the completion of favorable feasibility studies, issuance and maintenance of necessary permits and receipt of adequate financing.

Development projects, such as San Bartolomé, Kensington and Palmarejo, may have no operating history upon which to base estimates of future operating costs and capital requirements. Development project items such as estimates of reserves, metal recoveries and cash operating costs are to a large extent based upon the interpretation of geologic data obtained from a limited number of drill holes and other sampling techniques and feasibility studies. Estimates of cash operating costs are then derived based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the orebody, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climate conditions and other factors. As a result, actual cash operating costs and economic returns of any and all development projects may materially differ from the costs and returns estimated, and accordingly, our business results of operations may be negatively affected.

Our marketing of metals concentrates could be adversely affected if there were to be a significant delay or disruption of purchases by our third party smelter customers. In particular, a significant delay or disruption in our sales of concentrates as a result of the unexpected discontinuation of purchases by our smelter customers could have a material adverse effect on our operations.

We currently market our silver and gold concentrates to third party smelters in Mexico, Japan and Australia. The loss of any one smelter customer could have a material adverse effect on us in the event of the possible unavailability of alternative smelters. No assurance can be given that alternative smelters would be timely available if the need for them were to arise, or that delays or disruptions in sales could not be experienced that would result in a materially adverse effect on our operations and our financial results.

Our silver and gold production may decline, reducing our revenues and negatively impacting our business.

Our future silver and gold production may decline as a result of an exhaustion of reserves and possible closure of mines. It is our business strategy to conduct silver and gold exploratory activities at our existing mining and exploratory properties as well as at new exploratory projects, and to acquire silver and gold mining properties and businesses or reserves that possess mineable ore reserves and are expected to become operational in the near future. We cannot assure you that our silver and gold production will not decline in the future. Accordingly, our revenues from the sale of silver and gold may decline, negatively affecting our results of operations.

There are significant hazards associated with our mining activities, not all of which are fully covered by insurance. To the extent we must pay the costs associated with such risks, our business may be negatively affected.

The mining business is subject to risks and hazards, including environmental hazards, industrial accidents, the encountering of unusual or unexpected geological formations, cave-ins, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions. These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, reduced production and delays in mining, asset write-downs, monetary losses and possible legal liability. Although we maintain insurance in an amount that we consider to be adequate, liabilities might exceed policy limits, in which event we could incur significant costs that could adversely affect our results of operation. Insurance fully covering many environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to us or to other companies in the industry. The realization of any significant liabilities in connection with our mining activities as described above could negatively affect our results of operations.

We are subject to significant governmental regulations, and their related costs and delays may negatively affect our business.

Our mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labor standards and occupational health and safety laws and regulations including mine safety, toxic substances and other matters related to our business. Although these laws and regulations have never required us to close any mine, the costs associated with compliance with such laws and regulations are substantial. Possible future laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties.

In addition, government approvals, approval of aboriginal people and permits are currently and may in the future be required in connection with the Palmarejo project. To the extent such approvals are required and not obtained, we may be curtailed or prohibited from planned mining operations or continuing its planned exploration or development of mineral properties at the Palmarejo project.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Compliance with environmental regulations and litigation based on environmental regulations could require significant expenditures.

Environmental regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects, and a heightened degree of responsibility for companies and their officers, directors and employees.

To the extent we are subject to environmental liabilities, the payment of such liabilities or the costs that we may incur to remedy environmental pollution would reduce funds otherwise available to us and could have a material adverse effect on us. If we are unable to fully remedy an environmental problem, we might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on our results of operations and financial condition.

Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of our past and current operations, which could lead to the imposition of substantial fines, remediation costs, penalties and other civil and criminal sanctions. Substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in our operations. Although we believe that we are in substantial compliance with applicable laws and regulations, we cannot assure you that any such law, regulation, enforcement or private claim will not have a negative effect on its business, financial condition or results of operations.

Some of our mining wastes are currently exempt to a limited extent from the extensive set of federal Environmental Protection Agency regulations governing hazardous waste under the Resource Conservation and Recovery Act. If the Environmental Protection Agency designates these wastes as hazardous under the Act, we would be required to expend additional amounts on the handling of such wastes and to make significant expenditures to construct hazardous waste disposal facilities. In addition, if any of these wastes causes contamination in or damage to the environment at a mining facility, such facility may be designated as a “Superfund” site under the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA. Under CERCLA, any owner or operator of a Superfund site since the time of its contamination may be held liable and may be forced to undertake extensive remedial cleanup action or to pay for the government’s cleanup efforts. Such owner or operator may also be liable to governmental entities for the cost of damages to natural resources, which may be substantial. Additional regulations or requirements are also imposed upon our tailings and waste disposal areas in Alaska under the federal Clean Water Act and in Nevada under the Nevada Water Pollution Control Law which implements the Clean Water Act. Airborne emissions are subject to controls under air pollution statutes implementing the Clean Air Act in Nevada and Alaska. Compliance with CERCLA, the Clean Water Act and state environmental laws could entail significant costs, which could have a material adverse effect on our operations.

In the context of environmental permits, including the approval of reclamation plans, we must comply with standards and regulations which entail significant costs and can entail significant delays. Such costs and delays could have a dramatic impact on our operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect our operations.

We are required to obtain government permits to expand operations or begin new operations. The acquisition of such permits can be materially impacted by third party litigation seeking to prevent the issuance of such permits. The costs and delays associated with such approvals could affect our operations, reduce our revenues, and negatively affect our business as a whole.

Mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations such as the Kensington development project and the Palmarejo project. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings. The duration and success of permitting efforts are contingent on many factors that are out of our control. The governmental approval process may increase costs and cause delays depending on the nature of the activity to be permitted, and could cause us to not proceed with the development of a mine. Accordingly, this approval process could harm our results of operations.

Reference is made to the discussion of the current litigation regarding the validity of the mine tailings permit at the Kensington property in Alaska that is set forth under the above risk factor entitled “We may have to record additional write-downs, which could negatively impact our results of operations.”

Although Palmarejo currently holds all consents that it requires in order to carry out its current drilling and development program on the Palmarejo project, we cannot assure you that we will receive the necessary permits on acceptable terms to conduct further exploration and to develop the Palmarejo project in accordance with its pre-feasibility study. The failure to obtain such permits, or delays in obtaining such permits, could increase costs and delay activities, and could adversely affect the Palmarejo project.

Our business depends on good relations with our employees.

We could experience labor disputes, work stoppages or other disruptions in production that could adversely affect us. As of December 31, 2007, unions represented approximately 44% of our worldwide workforce. On that date, we had 316 employees at our Cerro Bayo mine and 120 employees at our Martha mine who were working under a collective bargaining agreement. The agreement covering the Cerro Bayo mine expires on December 21, 2010 and a collective bargaining agreement covering the Martha mine expires on June 1, 2008. Additionally, we had 21 employees at its San Bartolomé project working under a labor agreement that does not have a fixed term.

We are an international company and are exposed to risks in the countries in which we have significant operations or interests. Foreign instability or variances in foreign currencies may cause unforeseen losses, which may affect our business.

Any foreign operation or investment is subject to political and economic risks and uncertainties. These risks and uncertainties may include: exchange controls; extreme fluctuations in currency exchange rates; high rates of inflation; labor unrest; civil unrest; military repression; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation, and laws or policies in the U.S. affecting foreign trade investment and taxation. Further, foreign operations or investments are subject to changes in government regulations with respect to restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Chile, Argentina, Bolivia and Australia are the most significant foreign countries in which we directly or indirectly own or operate mining properties or developmental projects. We also conduct exploratory projects in these countries. With the acquisition of Palmarejo and Bolnisi, we also own major mining operations in Mexico. Argentina and Bolivia, while currently economically and politically stable, have experienced political instability, provincial government pressures on mining operations, currency value fluctuations and changes in banking regulations in recent years. It is uncertain at this time how new mining or investment policies or shifts in political attitude may affect mining in these countries.

We may enter into agreements which require us to purchase currencies of foreign countries in which we do business in order to ensure fixed exchange rates. In the event that actual exchange rates vary from those set forth in the hedge contracts, we will experience U.S. dollar-denominated currency gains or losses. Future economic or political instabilities or changes in the laws of foreign countries in which we have significant operations or interests and unfavorable fluctuations in foreign currency exchange rates could negatively affect our foreign operations and our business as a whole. Further, property ownership in a foreign country is generally subject to the risk of expropriation or nationalization with inadequate compensation.

We are exposed to risks with respect to the legal systems in the countries in which we have significant operations or interests, and resolutions of any disputes may adversely affect our business.

Some of the jurisdictions in which we operate have less developed legal systems than are found in more established economies like the United States. This may result in risks such as:

potential difficulties in obtaining effective legal redress in the courts of such jurisdictions, whether in respect of a breach of law or regulation, or in an ownership dispute; a higher degree of discretion on the part of governmental authorities; the lack of judicial or administrative guidance on interpreting applicable rules and regulations; inconsistencies or conflicts between and within various laws, regulations, decrees, orders and resolutions; or relative inexperience of the judiciary and courts in such matters.

In certain jurisdictions the commitment of local business people, government officials and agencies and the judicial system to abide by legal requirements and negotiated agreements may be uncertain, creating particular concerns with respect to licenses and agreements for business. These licenses and agreements may be susceptible to revision or cancellation and legal redress may be uncertain or delayed. We cannot assure you that joint ventures, licenses, license applications or other legal arrangements will not be adversely affected by the actions of government authorities or others and the effectiveness of and enforcement of such arrangements in these jurisdictions cannot be assured.

We may be unable to raise additional financing necessary to conduct our business, make payments when due or refinance our debt.

We may need to raise additional funds in the future in order to implement our business plan, to refinance our debt or to acquire complementary businesses or products. Any required additional financing may be unavailable on terms favorable to us, or at all. If we raise additional funds by issuing equity securities, holders of common stock may experience significant dilution of their ownership interest and these securities may have rights senior to those of the holders of our common stock.

Any of our future acquisitions may result in significant risks, which may adversely affect our business.

An important element of our business strategy is the opportunistic acquisition of silver and gold mines, properties and businesses or interests therein. While it is our practice to engage independent mining consultants to assist in evaluating and making acquisitions, any mining properties or interests therein we may acquire may not be developed profitably or, if profitable when acquired, that profitability might not be sustained. In connection with any future acquisitions, we may incur indebtedness or issue equity securities, resulting in increased interest expense, or dilution of the percentage ownership of existing shareholders. We intend to seek shareholder approval for any such acquisitions to the extent required by applicable law, regulations or stock exchange rules. We cannot predict the impact of future acquisitions on the price of our business or our common stock. Unprofitable acquisitions, or additional indebtedness or issuances of securities in connection with such acquisitions, may adversely affect the price of our common stock and negatively affect our results of operations.

We regularly consider potential acquisitions of additional mining properties and interests and could be exposed to significant risks associated with any such acquisitions.

In the ordinary course of business, we regularly consider potential acquisitions of significant mining properties and interests, including properties and interests located in countries other than those in which we now have operations. Consequently, in addition to the risks inherent in the valuation and acquisition of such mining properties, as well as the subsequent development, operation or ownership thereof, we could be subject to additional risks in such countries as a result of governmental policies, economic instability, currency value fluctuations and other risks associated with the development, operation or ownership of mining properties or interests therein. Such risks could adversely affect our results of operations.

Our ability to find and acquire new mineral properties is uncertain. Accordingly, our prospects are uncertain for the future growth of our business.

Because mines have limited lives based on proven and probable ore reserves, we are continually seeking to replace and expand our ore reserves. Identifying promising mining properties is difficult and speculative. Furthermore, we encounter strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing silver and gold. Many of these companies have greater financial resources than we do. Consequently, we may be unable to replace and expand current ore reserves through the acquisition of new mining properties or interests therein on terms we consider acceptable. As a result, our revenues from the sale of silver and gold may decline, resulting in lower income and reduced growth.

Third parties may dispute our unpatented mining claims, which could result in losses affecting our business.

The validity of unpatented mining claims, which constitute a significant portion of our property holdings in the United States, is often uncertain and may be contested. Although we have attempted to acquire satisfactory title to undeveloped properties, we, in accordance with mining industry practice, do not generally obtain title opinions until a decision is made to develop a property. As a result, some titles, particularly titles to undeveloped properties, may be defective. Defective title to any of our mining claims could result in litigation, insurance claims, and potential losses affecting our business as a whole.

The acquisition of title to concessions and similar property interests is a detailed and time consuming process. Title to, and the area of, concessions and similar property interests may be disputed.

We cannot assure you that there are no title defects to the Palmarejo project. The Palmarejo project may be subject to prior unregistered agreements, interests or native land claims and title may be affected by undetected defects. There may be valid challenges to the title of any of the claims comprising the Palmarejo project that, if successful, could impair development and/or operations. A defect could result in our losing all or a portion of its right, title, estate and interest in and to the properties to which the title defect relates. Also, while we believe that the registration defects relating to certain non-material properties as described herein will be remedied, there can be no assurance as to timing or successful completion.

We do not own all of the concessions comprising the Palmarejo project, and our failure to comply with its contractual commitments on such properties may result in their loss.

Planet Gold, S.A. de C.V., a wholly-owned indirect subsidiary of Palmarejo, is the registered owner of most but not all of the concessions comprising the Palmarejo project. If we fail to meet payments or work commitments on these properties, we may lose its interests in a portion of the Palmarejo project or forfeit some of the concessions.

USE OF PROCEEDS

We estimate that the net proceeds from this offering after payment of fees and expenses and assuming the underwriters’ over-allotment option is not exercised will be approximately $192.7 million. We intend to use the proceeds of this offering to complete the construction of the San Bartolomé silver project in Bolivia and fund construction of the Palmarejo silver/gold project in Mexico. Any additional remaining proceeds may be used to pay off borrowings under our bridge loan facility and bank facility and for general corporate purposes.

As of December 31, 2007, we had $20 million outstanding under our bridge loan facility bearing interest rate at a rate of LIBOR plus 2.45%, which was 7.35% on December 31, 2007. The bridge loan facility matures on June 30, 2008, and we used the borrowings under the facility to fund exploration and development of the Palmarejo project and surrounding areas and for working capital purposes.

As of December 31, 2007, we had $1.7 million outstanding under our bank facility bearing an interest rate of the prime rate plus 1.50%. The bank facility matures on May 31, 2008, and we used the borrowings under the facility for working capital purposes.

DIVIDEND POLICY

We have not recently paid dividends on our common stock and currently have no plan to do so. Future distributions or dividends on our common stock, if any, will be determined by our board of directors and will depend upon our results of operation, financial condition, capital requirements and other factors.

COMMON STOCK MARKET DATA

Our common stock is listed on the New York Stock Exchange under the symbol “CDE” and on the Toronto Stock Exchange under the symbol “CDM.” The following table sets forth, for the periods indicated, the high and low closing prices of our common stock as reported on the New York Stock Exchange and on the Toronto Stock Exchange.

	NYSE		TSX (1)
	High	Low	High	Low

2005
First Quarter	$4.37	$3.33	$5.33	$4.19
Second Quarter	3.75	2.75	4.55	3.50
Third Quarter	4.32	3.36	5.05	4.07
Fourth Quarter	4.59	3.62	5.43	4.22
2006
First Quarter	$6.71	$4.11	$8.10	$4.67
Second Quarter	7.37	3.95	8.38	4.36
Third Quarter	5.75	4.41	6.44	4.85
Fourth Quarter	5.45	4.35	6.30	4.77
2007
First Quarter	$4.80	$3.95	$5.96	$4.55
Second Quarter	4.32	3.51	5.12	3.72
Third Quarter	4.22	3.25	4.45	3.20
Fourth Quarter	4.94	3.62	4.90	3.25
2008
First Quarter (through February 29, 2008)	$5.06	$4.20	$5.13	$4.15

(1)	Amounts are in Canadian dollars.

CAPITALIZATION

The following table sets forth our cash, cash equivalents and short-term investment balances and our capitalization as of December 31, 2007:

•	on an actual basis; and

•	on an adjusted basis to reflect the issuance of the notes and the application of the net proceeds.

	December 31, 2007
	Actual	As Adjusted
	(in thousands)

Cash, cash equivalents and short-term investments	$151,710	$344,370

Current portion of long-term debt and capital lease obligations	$30,831	$30,831
1.25% Convertible Senior Notes due January 2024	180,000	180,000
Obligations under capital leases	23,661	23,661
New 3.25% Convertible Senior Notes due 2028	—	200,000

Total long-term debt	$234,492	$434,492

Shareholders’ equity:
Common Stock, par value $1.00 per share; authorized 750,000,000 shares; 551,512,230 shares issued and outstanding (1,059,211 shares held in treasury)(1)	551,512	551,512
Additional paid in capital	1,607,737	1,607,737
Accumulated deficit	(419,331)	(419,331)
Shares held in treasury	(13,190)	(13,190)
Accumulated other comprehensive income	639	639

Total shareholders’ equity	$1,727,367	$1,727,367

Total capitalization	$1,961,859	$2,161,859

(1)	Does not include 23,684,211 shares issuable upon conversion of our 1.25% Convertible Senior Notes due 2024, 6,004 shares reserved for issuance under our executive compensation plan and 759,435 shares reserved for issuance under our director compensation plan.

RATIO OF EARNINGS TO FIXED CHARGES

For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before provision for income taxes plus fixed charges (excluding capitalized interest) and fixed charges consist of interest expensed and capitalized, amortization of debt discount and expense related to debentures, and the portion of rent expense deemed to be representative of the interest factor attributed to leases for real property. The following table sets forth our ratio of earnings to fixed charges for each of the periods indicated.

	For the years ended December 31,
	2007	2006	2005	2004	2003

Ratio of earnings to fixed charges	13.97	19.78	4.72	—	—

Our earnings were inadequate to cover fixed charges for 2003 and 2004. The amounts by which earnings were inadequate to cover fixed charges were approximately $61.8 million in 2003 and $23.9 million in 2004. Earnings have been sufficient to cover fixed charges subsequent to 2004.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

On December 21, 2007, we acquired all of the outstanding stock of Bolnisi Gold NL, an Australian company listed on the Australian Stock Exchange, and Palmarejo Silver and Gold Corporation, a Canadian company listed on the TSX Venture Exchange. The principal asset of Bolnisi was its ownership of 72.8% of the outstanding common shares of Palmarejo. We accounted for the acquisition as a purchase of assets and not as business combination. Consequently, the consolidated balance sheet as of December 31, 2007 gives effect to the acquisition.

The following selected unaudited pro forma condensed combined financial statement is prepared on the basis of historical statements and are presented to give effect to our acquisition of Bolnisi and Palmarejo. The following selected unaudited pro forma condensed combined income statement for the year ended December 31, 2007 (i) gives effect to the acquisition as if it occurred on January 1, 2007, the first day of our fiscal year ended December 31, 2007 and (ii) replaces and supercedes the unaudited pro forma condensed combined financial statements included as Exhibit 99.3 to our current report on Form 8-K/A filed on January 15, 2008.

Coeur’s historical information has been derived from its historical financial statements, which were prepared and presented in accordance with U.S. GAAP. Bolnisi’s historical consolidated financial statements are presented in Australian dollars and were prepared in accordance with AIFRS, which differs in certain respects from U.S. GAAP. The Bolnisi/Palmarejo pro-forma consolidated financial statements were adjusted to be presented in U.S. dollars and under U.S. GAAP.

The pro forma information presented may not be indicative of the historical results that would have been achieved had the companies always been combined or our future results.

Coeur d’Alene Mines Corporation

Unaudited Pro Forma Combined Income Statement for the
Year Ended December 31, 2007

		Bolnisi/Palmarejo	Purchase		Pro-Forma Income
	Coeur	For the period of	Transaction		Statement
	12 Months Ended	January 1, 2007 to	Adjustments		12 Months Ended
(in thousands)	December 31, 2007	December 20, 2007	Dr	Cr	December 31, 2007

REVENUES
Sales of metals	$215,319	$—	$—	$—	$215,319
COSTS AND EXPENSES
Production costs applicable to sales	117,025	—	—	—	117,025
Depreciation and depletion	20,984	17			21,001
Administrative and general	23,875	4,400	—	—	28,275
Exploration	11,941	11,579	—	—	23,520
Pre-Development Expense	—	9,610	—	—	9,610
Other	—	3,360			3,360
Litigation settlements	507	—	—	—	507

Total costs and expenses	174,332	28,966	—	—	203,298

Operating income (loss)	40,987	(28,966)	—	—	12,021
OTHER INCOME AND EXPENSE
Interest and other income	18,195	305			18,500
Interest expense, net of capitalized interest	(365)	(212)			(577)
Merger related costs	—	(11,302)	—	—	(11,302)

Total other income and expense	17,830	(11,209)	—	—	6,621

Income (loss) from continuing operations before income taxes	58,817	(40,175)	—	—	18,642
Income tax provision	(14,927)	—			(14,927)

NET INCOME (LOSS)	43,890	(40,175)	—	—	3,715

Other comprehensive income	86	—	—	—	86

COMPREHENSIVE INCOME (LOSS)	$43,976	$(40,175)	$—	$—	$3,801

BASIC INCOME per share	$0.15				$0.01

DILUTED INCOME per share	$0.14				$0.01

Weighted average number of shares of common stock
Basic	285,972	(a)	8,196	271,969	549,745
Diluted	310,524	(a)	8,196	271,969	574,297

(a)	Adjustment to eliminate the effect of the weighted average shares issued from December 20, 2007 to December 31, 2007 that is already included in the Coeur column.

MANAGEMENT

Executive Officers and Directors

Name	Age	Positions with Coeur	Since

Dennis E. Wheeler	65	Chairman of the Board	1992
		Chief Executive Officer and President	1986
Mitchell J. Krebs *	36	Senior Vice President—Corporate Development	2003
		Chief Financial Officer elect	2008
James A. Sabala *	53	Chief Financial Officer	2003
Richard M. Weston	56	Senior Vice President—Operations	2006
James K. Duff	62	President—South American Operations	2005
Donald J. Birak	54	Senior Vice President—Exploration	2004
Alan L. Wilder	59	Senior Vice President—Project Development	2004
Tom T. Angelos	52	Senior Vice President and Chief Accounting Officer	2008
Kelli C. Kast	41	Vice President, General Counsel and Corporate Secretary	2005
Luke J. Russell	52	Vice President—Environmental Services	2005
Larry A. Nelson	55	Vice President—Human Resources	2008
Carolyn S. Turner	39	Treasurer	2008
Kenneth L. Koski	39	Controller	2008
James J Curran	68	Director	1989
Sebastian Edwards	54	Director	2007
Andrew D. Lundquist	47	Director	2005
Robert E. Mellor	64	Director	1998
John H. Robinson	57	Director	1998
J. Kenneth Thompson	56	Director	2002
Alex Vitale	43	Director	2005
Timothy R. Winterer	71	Director	1998

*	Mitchell J. Krebs will replace James A. Sabala as Chief Financial Officer effective March 21, 2008.

Dennis E. Wheeler has been Chairman of the Board of Coeur d’Alene Mines Corporation since May 1992 and Chief Executive Officer since December 1986. Previously, Mr. Wheeler served as President of Coeur, commencing in December 1980. Mr. Wheeler was our Chief Administrative Officer from December 1980 to December 1986, Secretary from January 1980 to December 1980 and Senior Vice President and General Counsel from 1978 to 1980.

Mitchell J. Krebs was appointed to the position of Senior Vice President—Chief Financial Officer effective from March 21, 2008. Prior to that, Mr. Krebs served as Senior Vice President, Corporate Development of Coeur from May 2006 to March 2008 and Vice President, Corporate Development of Coeur from February 2003 to May 2006. Mr. Krebs was employed as an independent consultant from September 2001 through January 2003, and from May 2000 through August 2001 was employed as the President of Mine Depot Inc. From August 1999 through April 2000, Mr. Krebs was an associate with Allied Capital Corporation. From August 1995 through November 1997, Mr. Krebs was employed by Coeur as Manager, Acquisition Evaluation.

James A. Sabala was appointed as Executive Vice President and Chief Financial Officer of Coeur in January 2003. Prior to that, Mr. Sabala was Vice President and Chief Financial Officer of Stillwater Mining Company from 1998 to 2003, and from 1981 to 1998 was employed by Coeur in various capacities, most recently as Executive Vice President and Chief Financial Officer. Mr. Sabala will resign effective March 21, 2008 to pursue other opportunities.

Richard M. Weston was appointed Senior Vice President—Operations in May, 2007. Prior to that Mr. Weston served as Senior Vice President and Managing Director of Coeur Australia Pty. Limited and Vice President of South American Operations in December 2006. Prior thereto, he served as Senior Vice President and Managing Director of Coeur Australia from February 2006 to December 2006. Prior to that, Mr. Weston was employed with Barrick Australia from January 2003 to February 2006 as General Manager of Cowal Gold Project and Rio Tinto Australia from December 2000 to November 2002 as General Manager of the ERA and Jabiluka mines.

James K. Duff was appointed President South American Operations September of 2005. Prior to that Mr. Duff served as President Empresa Manquiri SA from June 2005 to September 2005. Prior to that he was employed as an independent contractor by Coeur from November 2002 to June 2005 and prior to that he was employed from March 1990 to November 2002 as Vice President Business Development for Coeur d’Alene Mines.

Donald J. Birak was appointed as Senior Vice President—Exploration of Coeur in January 2004. Prior to that, Mr. Birak was employed with AngloGold North America, Inc. from March 1999 to January 20, 2004, as Vice President—Exploration and as Vice President of Exploration for Independence Mining Company Inc from 1995 to 1999.

Alan L. Wilder was appointed Senior Vice President, Project Development in July 2004. Prior to that, Mr. Wilder was an independent consultant from July 2002 to July 2004 for Glamis Gold and Coeur d’Alene Mines Corporation. Prior thereto, he was Project Manager for BHP Tintaya from February 2000 to June 2002 and from 1999 to 2000 he was an independent consultant for the mining industry.

Tom T. Angelos was appointed Senior Vice President and Chief Accounting Officer in March 2008. Prior to that, he had held the position of Vice President, Controller and Chief Accounting Officer of Coeur since 2004. Mr. Angelos was previously Controller of Stillwater Mining Company from 1998 to 2004, and from 1983 to 1998 was employed by Coeur in various capacities, most recently as Controller.

Kelli C. Kast was appointed Vice President, General Counsel and Corporate Secretary in May 2005. Prior to that Ms. Kast served as Corporate Counsel for HealtheTech. Inc. from April 2004 to April 2005. Prior thereto, she served as Assistant General Counsel and Corporate Secretary for Global Water Technologies Inc. and Psychrometric Systems, Inc. from December 1997 through February 2003.

Luke J. Russell was appointed Vice President of Environmental Services at Coeur in 2005. Prior to that, Mr. Russell was Coeur d’Alene Basin Project Manager for the State of Idaho’s Department of Environmental Quality. Before that, he held a series of increasingly responsible positions in the management of environmental affairs at major mining companies and was previously Director of Environmental and Government Affairs for Coeur from 1995 to 2000.

Larry A. Nelson was appointed Vice President Human Resources in January 2008. Prior to that, Mr. Nelson served as Director Human Resources from 2005 to 2008. Mr. Nelson held the position of Human Resources Manager at Coeur Silver Valley from 1996 to 2005. Prior to that, he was employed in corporate and site human resource positions within the mining industry since 1977.

Carolyn S. Turner was appointed Treasurer in January 2008. Prior to that, Ms. Turner served as Assistant Treasurer from 2006 to 2008. Ms. Turner served as Director of Budgeting and Forecasting from 2005 to 2006 and from 1996 to 2005 held various positions at Coeur Silver Valley, most recently as Administrative Manager.

Kenneth L. Koski was appointed Controller in March 2008. Prior to that, he had held the position of Assistant Controller since August 2002. Mr. Koski was previously a Financial Analyst for Telect Inc. from 2001 to 2002, and from 1990 to 2001, he was employed by Coeur in various capacities, most recently as Manager of Financial Accounting.

James J. Curran was Chairman of the Board and Chief Executive Officer of First Interstate Bank, Northwest Region (Alaska, Idaho, Montana, Oregon and Washington) from October 1991 to April 30, 1996. Prior to that, Mr. Curran was Chairman of the Board and Chief Executive Officer of First Interstate Bank of Oregon, N.A. from February 1991 to October 1991, Chairman and Chief Executive Officer of First Interstate Bank of Denver, N.A. from March 1990 to January 1991 and Chairman, President and Chief Executive Officer of First Interstate Bank of Idaho, N.A. from July 1984 to March 1990.

Sebastian Edwards has been the Henry Ford II Professor of International Business Economics at the Anderson Graduate School of Management at the University of California, Los Angeles from 1996 to present. He also has been Chairman of the Inter American Seminar on Economics from 1987 to present, a member of the Scientific Advisory Council of the Kiel Institute of World Economics in Germany from 2002 to present and a research associate at the National Bureau of Economic Research from 1981 to present. Mr. Edwards previously served as President of the Latin American and Caribbean Economic Association from 2001 to 2003 and Chief Economist for the World Bank Group for the Latin America and Caribbean Region from 1993 to 1996. He also taught at IAE Universidad Austral in Argentina and at the Kiel Institute from 2000 to 2004.

Andrew Lundquist has been Managing Partner of Lundquist, Nethercutt & Griles LLC, a business and government relations consulting and project management firm, since he founded the firm in 2002. He is a Director of Pioneer Natural Resources Company, an oil and gas company. Mr. Lundquist was previously a Member of the U.S. Secretary of Energy’s Advisory Board, served as Director of the National Energy Policy Development Group and senior energy advisor to the President and Vice-President from 2001 to 2002, Majority Staff Director of the Senate Committee on Energy and Natural Resources from 1998 to 2001, Chief of Staff for Senator Frank Murkowski from 1996 to 1998, and counsel for the Senate Energy Committee from 1995 to 1996.

Robert E. Mellor has been Chairman, Chief Executive Officer and President of Building Materials Holding Corporation (distribution, manufacturing and sales of building materials and component products) since 1997, and a Director of that company since 1991. He is a member of the Board of Directors of The Ryland Group, Inc. (national residential home builder) and a member of the Board of Directors of Monro Muffler/ Brake, Inc. Mr. Mellor was previously Of Counsel at Gibson, Dunn & Crutcher LLP from 1991-1997.

John H. Robinson currently serves as Chairman of Hamilton Ventures LLC (consulting and investment) since he founded the firm in 2006, and he served as Vice Chairman of Olsson Associates (engineering consultancy) from 2004 to 2005. Mr. Robinson was Chairman of EPCglobal Ltd. (staffing company) and Executive Director of MetiLinx Ltd. (software) from 2003 to 2004. Prior to that, he was Executive Director of Amey plc (business process outsourcing) from 2000 to 2002 and Vice Chairman and Managing Partner of Black & Veatch Inc. (engineering and construction) from 1989 to 2000. Mr. Robinson is currently a member of the Board of Directors of Alliance Resource Management GP, LLC (coal mining).

J. Kenneth Thompson has been President and CEO of Pacific Star Energy LLC (natural gas pipeline company in Alaska) from September 2000 to present. Since December 2004 he has been Managing Director of Alaska Venture Capital Group LLC (a private oil and gas exploration company) and Chairman of AVGC’s oil and gas exploration subsidiary, Brooks Range Petroleum Corporation. Mr. Thompson was previously Executive Vice President of ARCO’s Asia Pacific oil and gas operating companies in Alaska, California, Indonesia, China and Singapore from 1998 to 2000. Prior to that, he was President and CEO of ARCO Alaska, Inc., the parent company’s oil and gas producing division based in Anchorage from June 1994 to January 1998. He also is a member of the Board of Directors of Alaska Air Group, Inc., Horizon Air and Tetra Tech, Inc., which is an engineering consulting firm.

Alex Vitale has been Managing Director of Deutsche Bank Securities Inc. from April 2001 to the present. Prior to that, Mr. Vitale was Director of Deutsche Bank Securities Inc. from 1997 to April 2001, a Managing Director of Vitale & Borghesi & Co. Inc. from 1995 to 1997 and Vice President of Kidder, Peabody & Co. from 1993 to 1994.

Timothy R. Winterer was President, Chief Operating Officer and Director of Western Oil Sands from January 2000 to December 2001. Prior to that, Mr. Winterer was President and Chief Executive Officer of BHP World Minerals Corporation (international resources company) from 1997 to 1998. Mr. Winterer was Senior Vice President and Group General Manager, BHP World Minerals, from 1992 to 1996, Senior Vice President, Operations International Minerals, BHP Minerals, from 1985 to 1992 and Executive Vice President, Utah Development Company, from 1981 to 1985.

DESCRIPTION OF THE NOTES

We will issue the notes under an indenture, to be dated as of March 18, 2008, between us and The Bank of New York, as trustee, as supplemented by a supplemental indenture, to be dated as of March 18, 2008. We refer to the indenture as supplemented by the supplemental indenture as the “indenture”. The following description is only a summary of certain provisions of the notes and the related indenture. We urge you to read the indenture and the notes in their entirety because they, and not this description, define your rights as holders of the notes. You may request copies of these documents at our address shown under the caption “Where You Can Find More Information.” The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. For purposes of this section, references to the “company,” “we,” “us,” “our” and “Coeur” include only Coeur d’Alene Mines Corporation and not its subsidiaries.

General

We plan to issue the notes in an aggregate principal amount of $200 million ($230 million if the underwriters exercise their over-allotment option in full). Upon conversion, we will deliver the principal portion (as defined below) in cash and the excess, if any, of the conversion value over the principal portion in cash, shares of our common stock or a combination thereof at our election, as described under “—Settlement upon Conversion.” The notes will mature on March 15, 2028 unless earlier redeemed at our option as described under “—Optional Redemption of the Notes,” repurchased by us at a holder’s option on certain dates as described under “—Repurchase of Notes at the Option of the Holder,” or upon a fundamental change as described under “Right to Require Purchase of Notes upon a Fundamental Change” or converted at a holder’s option as described under “—Conversion Rights.”

Interest on the notes will accrue at the rate per annum shown on the cover page of this prospectus supplement and will be payable semiannually on March 15 and September 15 of each year (each, an “interest payment date”), commencing on September 15, 2008. Interest on the notes will accrue from the initial date of issuance or, if interest has already been paid, from the date on which it was most recently paid or duly provided for. We will make each interest payment to persons who are holders of record of the notes on the immediately preceding March 1 and September 1, whether or not this day is a business day. Interest payable upon redemption or repurchase by us at the option of the holder will be paid to the person to whom principal is payable unless the redemption or repurchase date is between the close of business on a record date for the payment of interest and the opening of business on the related interest payment date, in which case interest will be paid on the interest payment date to the holder of record on the related record date. Interest on the notes is computed on the basis of a 360-day year comprised of twelve 30-day months.

We will pay the principal of, and interest on, the notes at the office or agency maintained by us for that purpose. This office initially will be an office of the trustee in the Borough of Manhattan in New York City. Holders may register the transfer of their notes at the same location. We reserve the right to pay interest to holders of the notes by check mailed to the holders at their registered addresses. However, a holder of notes with an aggregate principal amount in excess of $1 million may request payment by wire transfer in immediately available funds to an account in the United States. Except under the limited circumstances described below, the notes will be issued only in fully registered book-entry form, without coupons, and may be represented by one or more global notes. There is no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange.

The notes will be our senior unsecured obligations and will rank equally in right of payment with all our existing and future senior indebtedness. The notes will be senior in right of payment to all our existing and future indebtedness that is expressly subordinated in right of payment to the notes. However, because the notes will not be guaranteed by our subsidiaries, they will be effectively junior to all existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries. Additionally, because the notes are unsecured, they will be effectively junior to all our existing and future secured debt. Under the indenture, we and our subsidiaries will be permitted to incur unlimited additional indebtedness. Our subsidiaries had approximately $154.7 million of indebtedness and other liabilities, including trade payables and excluding deferred tax liabilities, as of December 31, 2007. As of December 31, 2007, we had a total of approximately $234.5 million outstanding indebtedness on a consolidated basis, consisting of $180.0 million of our 1.25% Convertible Senior Notes due 2024, $20 million under our credit facility with Macquarie Bank Limited, $1.7 million under our temporary credit facility and $32.8 million under capital lease agreements. For a description of certain of our indebtedness, see “Description of Other Indebtedness.” The indenture does not contain any restriction on the payment of dividends, the incurrence of indebtedness or liens or the repurchase of our securities, and does not contain any financial covenants. Other than as described under “—Right to Require Purchase of Notes upon a Fundamental Change,” the indenture contains no covenants or other provisions that afford protection to holders of notes in the event of a highly leveraged transaction.

We may, without the consent of the holders, reopen the notes and issue additional notes under the indenture with the same terms and with the same CUSlP numbers as the notes offered hereby in an unlimited aggregate principal amount, provided that no such additional notes may be issued unless fungible with the notes offered hereby for U.S. federal income tax purposes. The notes offered hereby and any such additional notes would be treated as a single class for all purposes under the indenture and would vote together as one class on all matters with respect to the notes. We may also from time to time repurchase the notes in open market purchases, negotiated transactions or other transactions without prior notice to holders.

Conversion Rights

Subject to the restrictions described in this “Description of the Notes,” a holder may convert any outstanding notes based upon an initial conversion rate of approximately 176.0254 shares per $1,000 principal amount of the notes. This represents an initial conversion price of approximately $5.68. The conversion price is equal to $1,000 divided by the then applicable conversion rate at the time of determination. The conversion rate (and resulting conversion price) is, however, subject to adjustment as described below. An adjustment to the conversion rate will result in a corresponding (but inverse) adjustment to the conversion price. The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price”, respectively. A holder may convert notes only in denominations of $1,000 and integral multiples of $1,000.

General

Holders may surrender notes for conversion in the following circumstances:

•	during any calendar quarter commencing after the date of original issuance of the notes, if our common stock price (as defined below) for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter immediately preceding the quarter in which the conversion occurs (appropriately adjusted to take into account the occurrence, during the 20 trading days, of any event requiring adjustment of the conversion price under the indenture) is more than 130% of the conversion price of the notes on that last trading day;

•	if we have called those notes for redemption and the redemption has not yet occurred;

•	during the five consecutive trading day period immediately after any five consecutive trading day period in which the average trading price of the notes for each day of such five consecutive day period was less than 95% of the product of the common stock price on that day multiplied by the applicable conversion rate in respect of the notes on each such trading day; or

•	if we make certain significant distributions to holders of our common stock, upon the occurrence of specified corporate transactions or our common stock is not approved for listing on a U.S. national or regional securities exchange.

We describe each of these conditions in greater detail below.

In addition, during the three-month periods prior to each of March 15, 2013, March 15, 2015, March 15, 2018, March 15, 2023 and March 15, 2028 (three months prior to each repurchase date holders have the right to require us to repurchase notes at their option as described under “—Repurchase of Notes at the Option of the Holder” and the stated maturity date), ending on or prior to the close of business on the business day immediately prior to each such date, holders may surrender all or any of their notes for conversion regardless of whether any of the foregoing conditions are satisfied.

If a holder of a note has delivered notice of its election to have such note repurchased at the option of such holder or as a result of a fundamental change, such note may be converted only if the notice of election is withdrawn as described, respectively, under “—Repurchase of Notes at the Option of the Holder” or “—Right to Require Purchase of Notes upon a Fundamental Change.”

Upon conversion of a note, a holder will not receive any cash payment of interest (unless such holder is the holder on a regular record date and such conversion occurs between such regular record date and the interest payment date to which it relates), and we will not adjust the conversion rate to account for accrued and unpaid interest. Our delivery to the holder of the principal portion (as defined below) in cash and the excess, if any, of the conversion value over the principal portion in cash, shares of our common stock or a combination thereof at our election, as described under “—Settlement upon Conversion,” will be deemed to satisfy our obligation with respect to such note. Accordingly, any accrued but unpaid interest will be deemed to be paid in full upon conversion, rather than cancelled, extinguished or forfeited.

Holders of notes at the close of business on a regular record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on the applicable regular record date. Notes surrendered for conversion by a holder after the close of business on any regular record date but prior to the next interest payment date must be accompanied by payment of an amount equal to the interest that will be payable on the notes; provided, however, that no such payment need be made (1) if we have specified a purchase date following a fundamental change that is after a record date and on or prior to the next interest payment date, (2) with respect to any notes surrendered for conversion following the record date for the payment of interest immediately preceding the stated maturity date, (3) if we have specified a redemption date that is after a record date and on or prior to the corresponding interest payment date, or (4) only to the extent of overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

Conversion upon Satisfaction of Market Price Condition

Holders may surrender all or any of their notes for conversion during any calendar quarter commencing after the date of original issuance of the notes if our common stock price (as defined below), for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the quarter in which the conversion occurs, is more than 130% of the conversion price of the notes in effect on that last trading day.

The “common stock price” on any date means the closing sale price per share (or, if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) at 4:00 pm (New York City time) on such date as reported by The New York Stock Exchange or, if the shares of our common stock are not reported by The New York Stock Exchange, in composite transactions for the principal U.S. national or regional securities exchange on which our common stock is traded. If our common stock is not listed for trading on a U.S. national or regional securities exchange on the relevant date, the common stock price will be the last quoted bid price for our common stock in the over-the-counter market on the relevant date as reported by the National Quotation Bureau Incorporated or similar organization. If our common stock is not so quoted, the common stock price will be the average of the mid-point of the last bid and asked prices for our common stock on the relevant date from each of at least three independent nationally recognized investment banking firms selected by us for this purpose. Any such determination will be conclusive, absent manifest error.

A “trading day” means a day on which (i) there is no market disruption event (as defined below) and (ii) trading in our common stock generally occurs on The New York Stock Exchange or, if our common stock is not listed on The New York Stock Exchange, the principal other U.S. securities exchange on which our common stock is then listed, admitted for trading or quoted, or, if our common stock is not so listed, admitted for trading or quoted, any business day. A “trading day” only includes those days that have a scheduled closing time of 4:00 p.m. (New York City time) or the then standard closing time for regular trading on the relevant exchange or trading system.

A “market disruption event” means the occurrence or existence for more than one half hour period in the aggregate on any scheduled trading day for our common stock of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by The New York Stock Exchange or otherwise) in our common stock or in any options, contracts or future contracts relating to our common stock, and such suspension or limitation occurs or exists at any time before 1:00 p.m. (New York City time) on such day.

If the notes become convertible as a result of the common stock price, we will promptly notify the trustee, the conversion agent and the holders of the notes.

Conversion Upon Notice of Redemption

A holder may surrender for conversion any note called for redemption at any time prior to the close of business on the day that is two business days prior to the redemption date, even if the notes are not otherwise convertible at such time.

Conversion Upon Satisfaction of Trading Price Condition

A holder may surrender any of its notes for conversion during the five consecutive trading day period immediately after any five consecutive trading day period in which the trading price of the notes (as determined following a request by a holder of the notes in accordance with the procedures described below) for each day of such five consecutive day period was less than 95% of the product of the common stock price on that day multiplied by the applicable conversion rate (the “trading price condition”).

The “trading price” of the notes on any date of determination means the average of the secondary market bid quotations per $1,000 principal amount of notes obtained by the trustee for $2.0 million principal amount of the notes at approximately 3:30 p.m., New York City time, on such determination date from three independent nationally recognized securities dealers we select, provided that if at least three such bids cannot reasonably be obtained by the trustee, but two such bids are obtained, then the average of the two bids shall be used, and if only one such bid can reasonably be obtained by the trustee, that one bid shall be used. If the trustee cannot reasonably obtain at least one bid for $2.0 million principal amount of the notes from a nationally recognized securities dealer, then the trading price of the notes on such date of determination will be deemed to be less than 95% of the product of the common stock price on such trading day multiplied by the applicable conversion rate. Any such determination will be conclusive, absent manifest error.

The trustee shall have no obligation to determine the trading price of the notes unless we have requested such determination, and we shall have no obligation to make such request unless you provide us with reasonable evidence that the trading price would be less than 95% of the product of the common stock price on such trading day multiplied by the applicable conversion rate. At such time, we shall instruct the trustee to determine the trading price of the notes beginning on the next trading day and on each successive trading day until the trading price per $1,000 principal amount of the notes is greater than or equal to 95% of the product of the common stock price and the applicable conversion rate.

Conversion Upon Specified Corporate Transactions

If we elect to distribute to all or substantially all holders of our common stock:

•	any rights, warrants or options entitling them to subscribe for or purchase, for a period expiring within 60 days of the date of distribution, shares of our common stock at less than the then current market price; or

•	any assets (including cash), debt securities or certain rights to purchase our securities, which distribution has a per share value exceeding 10% of the common stock price on the day preceding the declaration date for such distribution, we must notify the holders of notes at least 20 trading days prior to the ex-dividend date for such distribution. Once we have given such notice, holders may surrender their notes for conversion at any time thereafter until the earlier of the close of business on the business day prior to the ex-dividend date or our announcement that such distribution will not take place. This provision shall not apply if the holder of a note otherwise participates in the distribution without conversion. The “ex-dividend” date is the first date upon which a sale of our common stock does not automatically transfer the right to receive the relevant distribution from the seller of our common stock to the buyer.

In addition, in the event of a fundamental change (as defined under “—Right to Require Purchase of Notes upon a Fundamental Change”), a holder may surrender notes for conversion at any time from or after the date that is 20 trading days prior to the anticipated effective date of the fundamental change until the close of trading on the second scheduled trading day immediately preceding the fundamental change purchase date (as defined under “—Right to Require Purchase of Notes upon a Fundamental Change”). The holder also may require us to purchase all or a portion of its notes upon the occurrence of a fundamental change as described under “—Right to Require Purchase of Notes upon a Fundamental Change”. To the extent practicable, we will give notice to holders of the anticipated effective date for a fundamental change not less than 25 trading days prior to the anticipated effective date.

If a holder elects to convert its notes in connection with a qualifying fundamental change as described below under “—Adjustment to Shares Delivered upon Conversion upon a Qualifying Fundamental Change,”’ the effective date of which occurs at any time while the notes are outstanding, we will increase the applicable conversion rate by a number of additional shares of our common stock as described thereunder.

In addition, if we are a party to a consolidation, merger, binding share exchange, combination, or a conveyance, transfer, sale, lease or other disposition of all or substantially all of our assets or other similar transaction that does not also constitute a fundamental change, in each case pursuant to which the shares of our common stock would be converted into cash, securities or other property or assets, a holder may surrender its notes for conversion at any time from and after the date that is 25 trading days prior to the date of the anticipated effective date of such transaction until and including the date that is 15 days after the actual effective date of such transaction. If we are a party to a consolidation, merger, binding share exchange, combination, or a conveyance, transfer, sale, lease or other disposition of all or substantially all of our assets or other similar transaction, in each case pursuant to which the shares of our common stock are converted into cash, securities, or other property or assets, then at the effective date of the transaction, a holder’s right to convert its notes will be changed into a right to convert such notes into the kind and amount of cash, securities and other property that such holder would have received if such holder had converted such notes immediately prior to the transaction. If the transaction also constitutes a fundamental change, in lieu of the conversion right described in this paragraph, such holder will have the conversion right described in the second preceding paragraph and will have the right to require us to repurchase all or a portion of its notes as described under “—Right to Require Purchase of Notes upon a Fundamental Change.”

Conversion During Specified Periods

During the three-month periods prior to each of March 15, 2013, March 15, 2015, March 15, 2018, March 15, 2023 and March 15, 2028 (three months prior to each date holders have the right to require us to repurchase notes at their option as described under “—Repurchase of Notes at the Option of the Holder” and the stated maturity date), ending on or prior to the close of business on the business day immediately prior to each such date, holders may surrender their notes for conversion regardless of whether any of the conditions described above have been satisfied.

Settlement upon Conversion

In satisfaction of our obligations upon conversion of any notes, we will pay an amount in cash equal to the “principal portion” of the notes tendered for conversion, calculated as defined below, and the excess, if any, of the conversion value over the principal portion in cash, shares of our common stock or a combination thereof at our election.

Except as described below under “—Conversion after the Final Notice Date or upon Notice of Redemption,” if we receive any notice of conversion on or prior to the date that is 22 scheduled trading days immediately preceding the maturity date of the notes (the “final notice date”), the following procedures will apply:

•	If we elect to satisfy all or any portion of our conversion obligation in excess of the principal portion in cash, we will notify holders through the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion value (as defined below) or as a fixed dollar amount) at any time on or before the date that is two business days following the conversion date. A conversion notice shall be irrevocable.

•	Settlement of our conversion obligation with respect to any notes tendered for conversion (whether in cash, shares or a combination thereof), will occur on the third business day following the expiration of the conversion settlement averaging period.

The “conversion settlement averaging period” with respect to any notes surrendered for conversion means the 20-consecutive-trading-day period beginning:

•	on the redemption date if prior to the relevant conversion date we have called the notes that are being converted for redemption;

•	for notes that are converted during the period beginning on the 22nd trading day prior to the maturity date of the notes, on the 20th trading day immediately preceding the maturity date; and

•	in all other instances, on the trading day after the second business day following the conversion date.

Notwithstanding the foregoing, if a holder surrenders a note for conversion in connection with a qualifying fundamental change (as described under “— Adjustment to Shares Delivered upon Conversion upon a Qualifying Fundamental Change”), we will deliver any related additional conversion consideration after the effective date of the qualifying fundamental change it relates to even if the settlement date in respect of the other conversion consideration occurs earlier and, as a result, the total conversion consideration may be delivered in two payments rather than one.

Settlement amounts will be computed as follows:

Settlement in Cash.  If we elect to satisfy the entire conversion obligation in cash, for each $1,000 principal amount of notes surrendered for conversion, we will deliver cash in an amount equal to the conversion value.

The “conversion value” means for each $1,000 principal amount of notes surrendered for conversion, the sum of the daily conversion values for each of the 20 trading days of the conversion settlement averaging period.

The “daily conversion value” for each trading day during the conversion settlement averaging period for each $1,000 aggregate principal amount of notes is equal to one-twentieth of the product of the then applicable conversion rate multiplied by the volume weighted average price of our common stock on that day.

The “principal portion” of each $1,000 aggregate principal amount of notes means, for each trading day during the conversion settlement averaging period, an amount in cash equal to the lesser of (i) $50 and (ii) the daily conversion value relating to such trading day.

The “volume weighted average price” per share of our common stock (or any security that is part of the reference property into which our common stock has been converted, if applicable) on any trading day means the volume weighted average price on the principal exchange or over-the-counter market on which our common stock (or other security) is then listed or traded, from 9:30 a.m. to 4:00 p.m. (New York City time) on that trading day as displayed under the heading “Bloomberg VWAP” on Bloomberg Page CDE <equity> (or the applicable page of any successor service or the Bloomberg Page for any security that is part of the reference property into which our common stock has been converted, if applicable) or if such volume weighted average price is not available (or the reference property in question is not a security), the volume weighted average price of the shares of our common stock, or other reference property, shall be the market value per share of our common stock, or such other reference property, on such day as determined by a nationally recognized independent investment banking firm retained for this purpose by us using a volume-weighted method. The daily volume weighted average price will be determined without regard to after hours trading or any other trading outside of the regular trading hours.

Settlement in Cash and Shares.  Unless we elect settlement in cash as described above, we will deliver to holders, for each $1,000 principal amount of notes surrendered for conversion:

•	cash in any amount we specify equal to or greater than $1,000 (the “specified cash amount”); provided that, if the specified cash amount exceeds the conversion value, then we will settle our conversion obligation entirely in cash so that the cash paid will equal the conversion value as described above under “—Settlement in Cash”; and

•	a number of shares of our common stock equal to the greater of (i) zero and (ii) the sum of the excess, if any, for each of the 20 trading days in the conversion settlement averaging period of (a) the daily share amount,less (b) the number of shares equal to the quotient of (x) one-twentieth of the specified cash amount divided by (y) the volume weighted average price of our common stock on such trading day.

The “daily share amount” for each of the 20 consecutive trading days during the conversion settlement averaging period for each $1,000 aggregate principal amount of notes surrendered for conversion is the number of shares equal to one-twentieth of the applicable conversion rate on that trading day.

Conversion after the Final Notice Date or upon Notice of Redemption

With respect to conversion notices that we receive after the final notice date or after we have issued a notice of redemption and prior to the redemption date, we will not send individual notices of our election to satisfy the excess of the conversion value over the principal portion in cash. If we choose to satisfy the excess of the conversion value over the principal portion in cash with respect to conversions (i) after the final notice date or (ii) after we issue a notice of redemption and prior to the redemption date, we will send a single notice to holders (which may be included in the notice of redemption, if applicable) indicating the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount). In the event that we receive a notice of conversion from holders of notes after the final notice date or after a notice of redemption and prior to the redemption date, settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above.

General

To the extent we settle a portion of our conversion obligation in shares of our common stock, no fractional shares will be issued upon conversion; in lieu thereof, a holder that would otherwise be entitled to fractional shares of our common stock will receive a number of shares of our common stock equal to the aggregate of the fractional shares otherwise deliverable (rounding down to the nearest whole number) and cash equal to the remainder multiplied by the volume weighted average price of our common stock on the conversion date. The cash and any shares of our common stock (including cash in lieu of fractional shares) deliverable upon conversion of the notes will be delivered through the conversion agent, or, with respect to the shares of our common stock, through our stock registrar at the direction of the conversion agent or at our direction.

If a holder tenders notes for conversion (and, if applicable, the daily conversion value is being determined) at a time when the notes are convertible into other property in addition to or in lieu of our common stock, the settlement amount will be determined based on the kind and amount of shares of stock, securities or other property or assets (including cash or any combination thereof) that a holder of a number of shares of our common stock equal to the conversion rate would have owned or been entitled to receive in such transaction (and, if applicable, the value thereof for each applicable trading day during the conversion settlement averaging period), as described below under “—Conversion Rate Adjustments.”

Generally, the conversion date for any notes will be the date on which the notes have been delivered as described under “—Conversion Procedures” below and the requirements for conversion have been met, if all requirements for conversion have been satisfied by 11:00 a.m. (New York City time) on that day, or the next succeeding business day if such requirements are satisfied after 11:00 a.m. (New York City time).

Conversion Procedures

Holders may convert their notes only in denominations of $1,000 principal amount and integral multiples thereof. Delivery of the principal portion in cash and the excess, if any, of the conversion value over the principal portion in cash, shares of our common stock or a combination thereof at our election, upon conversion in accordance with the terms of the notes will be deemed to satisfy our obligation to pay the principal amount of the notes.

The right of conversion attaching to any note may be exercised (a) if such note is represented by a global security, by book-entry transfer to the conversion agent through the facilities of DTC or (b) if such note is represented by a certificated security, by delivery of such note at the specified office of the conversion agent, accompanied, in either case, by a duly signed and completed notice of conversion and appropriate endorsements and transfer documents if required by the conversion agent. A holder delivering a note for conversion will be required to pay any taxes or duties payable in respect of the issue or delivery of our common stock upon conversion in a name other than that of the holder and, if required, pay funds equal to interest payable on the next interest payment date.

We will not issue fractional shares of common stock to a holder who converts a note. In lieu of issuing fractional shares, we will pay cash based upon the volume weighted average price of our common stock on the date of conversion.

If you have submitted your notes for purchase upon a fundamental change or pursuant to your rights described under “—Repurchase of Notes at the Option of the Holders”, you may only convert your notes if you withdraw your purchase notice prior to the applicable purchase date, as described below under “—Repurchase of Notes at the Option of the Holders” and “—Right to Require Purchase of Notes upon a Fundamental Change.” If your notes are submitted for purchase following a fundamental change or pursuant to your rights described under “—Repurchase of Notes at the Option of the Holders”, your right to withdraw your purchase notice and convert the notes that are subject to purchase will terminate at 5:00 p.m. (New York City time) on the second business day before the applicable purchase date.

Conversion Rate Adjustments

The applicable conversion rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events:

(1) If we issue our common stock as a dividend or distribution on our common stock, or if we effect a share split or share combination, the conversion rate in effect immediately prior to such action will be adjusted based on the following formula:

CR1	=	CR0	x	OS1

OS0

where

CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such dividend or distribution, or the effective date of such share split or share combination;

CR1 = the new conversion rate in effect immediately after the ex-dividend date for such dividend or distribution, or the effective date of such share split or share combination;

OS0 = the number of shares of our common stock outstanding immediately prior to such ex-dividend date or effective date; and

OS1 = the number of shares of our common stock outstanding immediately prior to such ex-dividend date or effective date but after giving effect to such dividend, distribution, share split or share combination.

If any dividend or distribution described in this clause (1) is declared but not so paid or made, the new conversion rate shall be readjusted to the conversion rate that would then be in effect if such dividend or distribution had not been declared.

(2) If we distribute to all, or substantially all, holders of our common stock any rights, warrants or options entitling them for a period of not more than 60 days after the date of issuance thereof to subscribe for or purchase our common stock at an exercise price per share of our common stock less than the average of the common stock prices for each trading day in the 10-consecutive trading-day period ending on the trading day immediately preceding the time of announcement of such issuance, the conversion rate will be adjusted based on the following formula:

CR1	=	CR0	x	(OS0 + X)

(OS0 + Y)

where

CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such distribution;

CR1 = the new conversion rate in effect immediately after the ex-dividend date for such distribution;

OS0 = the number of shares of our common stock outstanding immediately prior to the ex-dividend date for such distribution;

X = the number of shares of our common stock issuable pursuant to such rights, warrants or options; and

Y = the number of shares of our common stock equal to the quotient of (A) the aggregate price payable to exercise such rights, warrants or options and (B) the average of the common stock prices for each trading day in the 10-consecutive-trading-day period ending an the trading day immediately preceding the date of announcement for the issuance of such rights, warrants or options.

For purposes of this clause (2), in determining whether any rights, warrants or options entitle the holders to subscribe for or purchase our common stock at less than the average of the common stock prices for each trading day in the applicable 10-consecutive-trading-day period, there shall be taken into account any consideration we receive for such rights, warrants or options and any amount payable on exercise thereof, with the value of such consideration, if other than cash, to be determined by our board of directors. If any right, warrant or option described in this clause (2) is not exercised prior to the expiration of the exercisability thereof, the new conversion rate shall be readjusted to the conversion rate that would then be in effect if such right, warrant or option had not been so issued.

(3) If we distribute shares of our capital stock, evidences of indebtedness or other assets or property to all, or substantially all, holders of our common stock, excluding:

(A) dividends, distributions, rights, warrants or options referred to in clause (1) or (2) above;

(B) dividends or distributions paid exclusively in cash; and

(C) Spin-offs described below in this clause (3),

then the conversion rate will be adjusted based on the following formula:

CR1	=	CR0	x	SP0

(SP0 — FMV)

where

CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such distribution;

CR1 = the new conversion rate in effect immediately after the ex-dividend date for such distribution;

SP0 = the average of common stock prices for each trading day in the 10-consecutive-trading-day period ending on the trading day immediately preceding the ex-dividend date for such distribution; and

FMV = the fair market value (as determined in good faith by our board of directors) of the shares of capital stock, evidences of indebtedness, assets or property distributed with respect to each outstanding share of our common stock on the earlier of the record date or the ex-dividend date for such distribution.

With respect to an adjustment pursuant to this clause (3), where there has been a payment of a dividend or other distribution to all, or substantially all, holders of our common stock of shares of capital stock of any class or series, or similar equity interest, of or relating to our subsidiary or other business unit (a “Spin-Off”), the conversion rate in effect immediately before the close of business on the effective date of the Spin-Off will be adjusted based on the following formula:

CR1	=	CR0	x	(FMV0 + MP0)

MP0

where

CR0 = the conversion rate in effect immediately prior to the ex-dividend date of the Spin-Off;

CR1 = the new conversion rate after the Spin-Off;

FMV0 = the average of the common stock prices of the capital stock or similar equity interest distributed to holders of our common stock applicable to one share of our common stock over the 10 consecutive trading days after, and including, the ex-dividend date of the Spin-off; and

MP0 = the average of the common stock prices of our common stock over the 10 consecutive trading days after, and including, the ex-dividend date of the Spin-Off.

An adjustment to the conversion rate made pursuant to the immediately preceding paragraph will occur on the 10th trading day from, and including, the effective date of the Spin-Off; provided that in respect of any conversion within the 10 trading days following, and including, the effective date of any Spin-Off, references within this clause (3) to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the effective date of such Spin-Off and the conversion date in determining the applicable conversion rate.

If any such dividend or distribution described in this clause (3) is declared but not paid are made, the new conversion rate shall be readjusted to be the conversion rate that would then be in effect if such dividend or distribution had not been declared.

(4) If we make any cash dividend or distribution to all, or substantially all, holders of our outstanding common stock, the conversion rate will be adjusted based on the following formula:

CR1	=	CR0	x	SP0

(SP0−C)

where

CR0 = the conversion rate in effect immediately prior to the ex-dividend date for such distribution;

CR1 = the new conversion rate immediately after the ex-dividend date for such distribution;

SP0 = the average of the common stock prices for each trading day in the 10-consecutive-trading-day period ending on the trading day immediately preceding the ex-dividend date for such distribution; and

C = the amount in cash per share that we distribute to holders of our common stock.

If any dividend or distribution described in this clause (4) is declared but not so paid or made, the new conversion rate shall be readjusted to the conversion rate that would then be in effect if such dividend or distribution had not been declared.

(5) If we or any of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common stock, to the extent that the cash and value of any other consideration included in the payment per share of our common stock exceeds the common stock price on the trading day following the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer, the conversion rate will be adjusted based on the following formula:

CR1	=	CR0	x	(AC + (SP1 x OS1))

(SP1 x OS0)

where

CR0 = the conversion rate in effect on the day immediately following the date such tender or exchange offer expires;

CR1 = the new conversion rate in effect after such tender or exchange offer expires;

AC = the aggregate value of all cash and any other consideration (as determined by our board of directors) paid or payable for our common stock purchased in such tender or exchange offer;

OS0 = the number of shares of our common stock outstanding immediately prior to the date such tender or exchange offer expires;

OS1 =the number of shares of our common stock outstanding immediately after the date such tender or exchange offer expires (after giving effect to the purchase or exchange of shares pursuant to such tender or exchange offer); and

SP1 = the average of the common stock prices for each trading day in the 10-consecutive-trading-day period commencing on the trading day following the date such tender or exchange offer expires.

The adjustment to the conversion rate under this clause (5) will occur on the 10th trading day from, and including, the trading day following the date such tender or exchange offer expires; provided that in respect of any conversion within 10 trading days immediately following, and including, the expiration date of any tender or exchange offer, references within this clause (5) to 10 trading days shall be deemed replaced with such lesser number of trading days as have elapsed between the expiration date of such tender or exchange after and the conversion date in determining the applicable conversion rate.

In addition to these adjustments, we may in our sole discretion increase the conversion rate as our board of directors deems advisable to avoid or diminish any income tax to holders of our common stock resulting from any dividend or distribution of capital stock issuable upon conversion of the notes (or rights to acquire capital stock) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law, increase the conversion rate by any amount for any period of at least 20 business days if our board of directors has determined that such increase would be in our best interests. If our board of directors makes that determination, it will be conclusive. We will give holders of notes at least 15 days’ prior notice of such an increase in the conversion rate. For a general discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate of the notes, see “Certain United States Federal Income Tax Consequences.”

Upon any conversion of the notes into cash and shares of our common stock, a holder will receive, in addition to the common stock, the rights under our shareholder rights agreement, dated as of May 11, 1999, and any subsequent similar rights plan, unless, prior to any conversion, the rights provided for in our shareholder rights agreement or any subsequent similar rights plan, have separated from our common stock in accordance with the provisions of the rights agreement so that the holders of the notes would not be entitled to receive any rights in respect of shares of our common stock issuable upon conversion of the notes, in which case the conversion price will be adjusted as provided in clause (3) above, subject to readjustment in the event of expiration, termination or redemption of the rights. In lieu of any such adjustment, we may amend our rights agreement to provide that upon conversion of the notes, the holder will receive, in addition to cash and shares of our common stock issuable upon such conversion, the rights that would have attached to such shares of our common stock if the rights had not become separated from our common stock under our rights agreement. See “Description of Capital Stock—Shareholders Rights Plan.” A further adjustment will occur as described in clause (3) above, if such rights become exercisable to purchase different securities, evidences of indebtedness or assets, subject to readjustment in the event of the expiration, termination or redemption of such rights.

Following:

•	any reclassification of our common stock;

•	a consolidation, merger, binding share exchange or combination involving us; or

•	a conveyance, transfer, sale, lease or other disposition to another person or entity of all or substantially all of our assets;

in which holders of our outstanding common stock would be entitled to receive cash, securities or other property for their shares of common stock, the settlement amount in respect of our conversion obligation will be computed as set forth under “—Settlement upon Conversion” above, based on the kind and amount of shares of stock, securities, or other property or assets (including cash or any combination thereof) that holders of our common stock are entitled to receive in respect of each share of our common stock in such transaction; provided, however, that holders will receive:

•	cash up to the principal portion of the notes tendered for conversion; and

•	in lieu of the shares of our common stock, if any, otherwise deliverable, the same type (in the same proportions) of consideration received by holders of our common stock in the relevant event (“reference property”).

In the event that holders of our common stock are entitled to elect the form of consideration to be received in any transaction described in the preceding paragraph, we will make adequate provision so that holders of the notes, treated as a single class, have the timely opportunity to determine the composition of the reference property that will replace any common stock that would otherwise be deliverable upon conversion of the notes. The reference property will be based on the weighted average of elections made by holders of the notes who participate in such determination and will be subject to any limitations applicable to all holders of our common stock (such as pro rata reductions made to any portion of the consideration payable). If no holders participate in such election, then the kind of consideration for their notes will be based on the weighted average of the kind and amount of consideration received by the holders of our common stock that affirmatively make such an election. The determination of the reference property will apply to all of the notes and we will notify the trustee of the composition of the reference property promptly after it is determined.

Notwithstanding the foregoing, we will not make any adjustment if holders may participate in the transaction as a result of holding the notes, without having to convert their notes, as if they hold the full number of shares of common stock underlying their notes. In addition, in no event will we adjust the conversion rate to the extent that the adjustment would reduce the conversion price below the par value per share of our common stock.

The applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future ordinary course employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not outstanding as of the date the notes were first issued (unless explicitly otherwise provided in this section, “—Conversion Rate Adjustments”);

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest.

Adjustments to the applicable conversion rate will be calculated to the nearest 1/10,000th of a share.

We will not take any action that would result in an adjustment pursuant to the above provisions without complying with the stockholder approval rules of The New York Stock Exchange or any stock exchange on which our common stock is listed at the relevant time.

If we make a distribution of property to our shareholders that would be taxable to them as a dividend for United States federal income tax purposes and the conversion price of the notes is decreased, this decrease will generally be deemed to be the receipt of taxable income by holders of the notes and would generally result in withholding taxes for Non U.S. Holders (as defined in “Certain United States Federal Income Tax Consequences”). See “Certain United States Federal Income Tax Consequences.”

Notwithstanding anything in this section, “—Conversion Rate Adjustments,” to the contrary, we will not be required to adjust the conversion rate unless the adjustment would result in a change of at least 1.0% of the conversion rate. However, we will carry forward any adjustments that are less than 1.0% of the conversion rate and make such carried forward adjustments, regardless of whether the aggregate adjustment is less than 1.0%, upon any conversion of the notes.

Adjustment to Shares Delivered upon Conversion upon a Qualifying Fundamental Change

If a qualifying fundamental change occurs at any time while the notes are outstanding, upon the conversion of the notes as described above under “—Conversion upon Specified Corporate Transactions”, the conversion rate will be increased by an additional number of shares of common stock (these shares being referred to as the “additional shares”) as described below. We will notify holders and the trustee of the anticipated effective date of such qualifying fundamental change and issue a press release as soon as practicable after we first determine the anticipated effective date of such qualifying fundamental change.

A “qualifying fundamental change” is either (i) any “change in control” included in the first or third bullet of the definition of that term below under “—Right to Require Purchase of Notes upon a Fundamental Change” or (ii) any “termination of trading” as defined below under “—Right to Require Purchase of Notes upon a Fundamental Change.” A consolidation, merger, sale, lease, exchange or other transaction otherwise constituting a fundamental change will not constitute a qualifying fundamental change if at least 90% of the consideration paid for our common stock in that transaction, excluding cash payments for fractional shares and cash payments made pursuant to dissenters appraisal rights, consists of shares of common stock (or depository receipts or other certificates representing common equity interests) traded on a U.S. national or regional securities exchange, or will be so traded immediately following the merger or consolidation, and, as a result of the merger or consolidation, the notes become convertible into cash and/or such shares of such common stock (or depository receipts or other certificates representing common equity interests).

The number of additional shares by which the conversion rate will be increased for conversions in connection with a qualifying fundamental change transaction will be determined by reference to the table below, based on the date on which the qualifying fundamental change occurs or becomes effective, which we refer to as the effective date, and (1) the price paid per share of our common stock in the change in control in the case of a qualifying fundamental change described in the third bullet of the definition of change in control, or (2) in the case of any other qualifying fundamental change, the average of the last reported sale prices of our common stock over the five trading-day period ending on the trading day preceding the effective date of such other qualifying fundamental change, which we refer to as the stock price. If holders of our common stock receive only cash in the case of a qualifying fundamental change described in the third bullet under the definition of change in control, the stock price shall be the cash amount paid per share.

The stock prices set forth in the first row of the table below (i.e., column headers) will be adjusted as of any date on which the conversion rate of the notes is adjusted as described under “—Conversion Rate Adjustments.” The adjusted stock prices will equal the stock prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the stock price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional shares will be adjusted in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

The following table sets forth the increase in the conversion rate, expressed as a number of additional shares to be added per $1,000 principal amount of notes.

Effective Date	Stock Price

	$4.37	$4.50	$4.75	$5.00	$5.25	$5.50	$6.00	$7.00	$8.00	$9.00	$10.00	$12.50	$15.00	$20.00
March 18, 2008	52.80	50.71	45.32	40.62	36.50	32.87	26.81	18.14	12.42	8.52	5.80	1.96	0.36	0.00
March 15, 2009	52.80	52.80	47.70	42.62	38.19	34.29	27.82	18.62	12.63	8.59	5.79	1.91	0.33	0.00
March 15, 2010	52.80	52.80	49.73	44.24	39.45	35.27	28.36	18.67	12.45	8.34	5.53	1.73	0.25	0.00
March 15, 2011	52.80	52.80	50.81	44.87	39.73	35.26	27.96	17.91	11.65	7.59	4.90	1.37	0.12	0.00
March 15, 2012	52.80	52.80	49.85	43.50	38.07	33.41	25.92	15.95	9.98	6.26	3.87	0.89	0.01	0.00
March 15, 2013	52.80	51.17	44.27	38.39	33.36	29.03	22.09	12.95	7.63	4.44	2.49	0.31	0.00	0.00
March 15, 2014	52.80	48.23	40.37	33.77	28.22	23.58	16.41	7.85	3.65	1.58	0.55	0.00	0.00	0.00
March 15, 2015	52.80	46.17	34.48	23.95	14.43	5.77	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Notwithstanding anything in the indenture to the contrary, we may not increase the conversion rate to more than 228.8329 shares per $1,000 principal amount of notes pursuant to the events described in this section, though we will adjust such number of shares for the same events for which we must adjust the conversion rate as described under “—Conversion Rate Adjustments” above, in the same manner as the conversion rate under that section.

The exact stock prices and effective dates may not be set forth in the table above, in which case if the stock price is:

•	between two stock price amounts in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 365-day year;

•	in excess of $20.00 per share (subject to adjustment), no increase in the conversion rate will be made; and

•	less than $4.37 per share (subject to adjustment), no increase in the conversion rate will be made.

Because we cannot calculate and deliver the additional conversion consideration due as a result of an increase in the conversion rate resulting from a given qualifying fundamental change until after the effective date of that qualifying fundamental change has occurred, we will not deliver such additional conversion consideration until after the effective date of the qualifying fundamental change it relates to even if the settlement date in respect of other conversion consideration occurs earlier. As a result, you may receive conversion consideration in two payments rather than one. We will deliver the portion of the conversion consideration that is payable on account of the increase in the conversion rate as soon as practicable, but in no event after the third business day after the later of:

•	the date the holder surrenders the note for conversion;

•	the last trading day in the applicable conversion settlement averaging period; and

•	the effective date of the qualifying fundamental change.

If you surrender a note for conversion in connection with a qualifying fundamental change we have announced, but the qualifying fundamental change is not consummated, then you will not be entitled to the increased conversion rate referred to above in connection with the conversion.

Our obligation to increase the conversion rate as described above could be considered a penalty, in which case the enforceability thereof would be subject to general principles of equitable remedies.

Optional Redemption of the Notes

On or after March 22, 2015, we may redeem the notes for cash as a whole at any time, or from time to time in part, upon not less than 30 days’ nor more than 60 days’ notice of redemption given by mail to you. If we choose to redeem any notes pursuant to this paragraph, we will pay you a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued but unpaid interest, if any, to but excluding the redemption date.

If we do not redeem all the notes, the trustee shall select the notes to be redeemed in principal amounts of $1,000 or integral multiples thereof by a method that the trustee shall deem fair and appropriate. If any notes are to be redeemed in part only, new notes in principal amount equal to the unredeemed principal portion thereof will be issued. If a portion of a holder’s notes is selected for partial redemption and the holder converts a portion of its notes, the converted portion will be deemed to be taken from the portion selected for redemption.

Repurchase of Notes at the Option of the Holder

Holders have the right to require us to repurchase all or a portion of their notes on March 15, 2013, March 15, 2015, March 15, 2018 and March 15, 2023. We will be required to repurchase any outstanding notes for which holders deliver a written repurchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the repurchase date until the close of business on the last business day prior to the repurchase date. If the repurchase notice is given and withdrawn during the period, we will not be obligated to repurchase the related notes.

Our ability to repurchase notes for cash upon any repurchase date may be restricted by our loan and other financing documents which may, among other things, contain limitations or prohibition on our ability to repurchase the notes, or to obtain funds for such repurchase through dividends from or subsidiaries. See “Risk Factors—Risks Relating to an Investment in the Notes—We may not be able to repurchase the notes upon a fundamental change or upon the exercise of your option to require us to repurchase the notes.” No notes may be repurchased by us at the option of holders if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the repurchase price with respect to the notes.

The repurchase price payable will be equal to 100% of the principal amount of the notes plus any accrued but unpaid interest to, but excluding, such repurchase date.

In lieu of paying cash for the repurchase price, we may elect to pay shares of our common stock or a combination of cash and shares of our common stock.

If we choose to pay the repurchase price, in whole or in part, in shares of our common stock or in a combination of cash and shares of our common stock, we will be required to give notice on a date not less than 20 business days prior to the repurchase date to the trustee and to all holders at their addresses shown in the register of the registrar (i.e. if no notice is given, we will pay the repurchase price with cash), stating among other things:

(1) whether we will pay the repurchase price of notes in cash, shares of our common stock or any combination thereof, and specifying the percentages of each;

(2) if we elect to pay, in whole or in part, with shares of our common stock, the method of calculating the price per share of the common stock; and

(3) the procedures that holders must follow to require us to repurchase their notes.

Simultaneously with such notice of purchase, we will disseminate a press release through Dow Jones & Company, Inc., Business Wire, Bloomberg Business News or Reuters (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public) containing this information and post such press release on our website or, alternatively, furnish or file such information on a current report on Form 8-K with the SEC.

If we elect to pay, in whole or in part, the repurchase price with shares of our common stock, the shares will be valued (as used under this caption, the “market price”) at 97% of the average of the last reported sale prices of our common stock for the 10 trading days immediately preceding and including the third trading day prior to the date of repurchase, appropriately adjusted to take into account the occurrence, during the period commencing on the first of the trading days during the 10 trading day period and ending on the repurchase date, of certain events that would result in an adjustment of the conversion rate with respect to our common stock.

A notice electing to require us to repurchase notes must state:

(1) if certificated notes have been issued, the notes’ certificate numbers, or if not certificated, the notice must comply with appropriate DTC procedures;

(2) the portion of the principal amount of notes to be repurchased, in the principal amount of $1,000 or in multiples of $1,000;

(3) that the notes are to be repurchased by us pursuant to the applicable provisions of the notes and the indenture; and

(4) in the event we elect, pursuant to the notice that we are required to give, to pay the repurchase price in shares of our common stock, in whole or in part, but the repurchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the repurchase price or portion of the repurchase price in shares of our common stock is not satisfied prior to the close of business on the last day prior to the repurchase date, as described below, whether the holder elects:

(a) to withdraw the repurchase notice as to some or all the notes to which it relates, or

(b) to receive cash in respect of the entire repurchase price for all notes or portions of notes subject to the repurchase notice.

If the holder fails to indicate the holder’s choice with respect to the election described in clause (4) above, the holder will be deemed to have elected to receive cash in respect of the entire repurchase price for all notes subject to the repurchase notice in these circumstances.

Holders may withdraw any repurchase notice by a written notice of withdrawal delivered to the paying agent prior to the close of business on the last day prior to the repurchase date. The notice of withdrawal must state:

(1) the principal amount of the withdrawn notes;

(2) if certificated notes have been issued, the certificate numbers of the withdrawn notes, or if not certificated, the notice must comply with appropriate DTC procedures; and

(3) the principal amount, if any, which remains subject to the repurchase notice.

If we elect to pay the repurchase price, in whole or in part, in shares of our common stock, the number of shares to be delivered by us will be equal to the portion of the repurchase price to be paid in shares of our common stock divided by the market price of one share of our common stock as determined by us in our repurchase notice. We will pay cash based on the market price for all fractional shares. We may only pay the repurchase price or portion of the repurchase price in shares of our common stock if we satisfy conditions provided in the indenture relating to the qualification or registration of the shares under applicable securities laws.

Because the market price per share of our common stock is determined prior to the repurchase date, holders of notes bear the market risk with respect to the value of the shares of our common stock to be received from the date the market price is determined to the repurchase date. We may pay any portion of the repurchase price in shares of our common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation or is otherwise publicly available.

Upon determination of the actual number of shares of common stock to be paid upon repurchase of the notes, we will disseminate a press release not later than two business days prior to the repurchase date through Dow Jones & Company, Inc., Bloomberg Business News or Reuters (or, if such organizations are not in existence at the time of issuance of such press release, such other news or press organization as is reasonably calculated to broadly disseminate the relevant information to the public) containing this information and post such press release on our website or, alternatively, furnish or file such information on a current report on Form 8-K with the SEC.

A holder must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the repurchase notice to receive payment of the repurchase price. Holders will receive payment on the later of the repurchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the repurchase price of the notes on the business day following the repurchase date, then:

(1) the notes will cease to be outstanding;

(2) interest will cease to accrue; and

(3) all other rights of the holder of the notes will terminate.

This will be the case whether or not book-entry transfer of the notes is made or whether or not the notes are delivered to the paying agent.

We will comply with any provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Securities Exchange Act which may be applicable at the time and will otherwise comply with all applicable federal and state securities laws as necessary under the indenture to effect a repurchase of notes by us at the option of a holder.

Mandatory Redemption

Except as described in this prospectus supplement under “—Right to Require Purchase of Notes upon a Fundamental Change” and “—Repurchase of Notes at the Option of the Holder,” we are not required to make mandatory redemption or repurchase of, or sinking fund payments with respect to, the notes.

Right to Require Purchase of Notes upon a Fundamental Change

If a fundamental change occurs at any time while the notes are outstanding, you will have the option to require us to purchase for cash all or any part of your notes on the fundamental change purchase date (described below) at a purchase price equal to 100% of the principal amount of the notes, plus accrued and unpaid interest, provided, however, that if the fundamental change purchase date is on a date that is after a record date and on or prior to the corresponding interest payment date, we will pay the full amount of interest on such interest payment date to the holder of record at the close of business on the corresponding record date. Notes submitted for purchase must be in integral multiples of $1,000 principal amount.

We will mail to the trustee and to each holder a written notice of the fundamental change within 15 business days after the occurrence of such fundamental change. This notice shall state certain specified information, including:

•	information about, and the terms and conditions of, the fundamental change;

•	information about the holders’ right to convert the notes, including the amount of additional shares that are deliverable, if any;

•	information about the holders’ right to require us to purchase the notes;

•	the fundamental change purchase date (which may be no earlier than 20 business days and no later than 35 business days after the date of such notice);

•	the procedures required for exercise of the purchase option upon the fundamental change; and

•	the name and address of the paying and conversion agents.

“Fundamental change” means the occurrence of a change in control or a termination of trading.

“Change in control” means the occurrence of one or more of the following events:

•	we consolidate with, or merge with or into, another person or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such transaction “beneficially own,” directly or indirectly, shares of our voting stock representing at least a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person;

•	the approval by the holders of our capital stock of any plan or proposal for our liquidation or dissolution, whether or not otherwise in compliance with the provisions of the indenture;

•	any person or group (as such terms are used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934), other than us, any of our subsidiaries, any of our employee benefit plans or any such subsidiaries, becomes the owner, directly or indirectly, beneficially or of record, through a purchase or other acquisition transaction or series of transactions (other than a merger or consolidation involving us), of shares of our voting stock representing more than 50% of the aggregate ordinary voting power of all shares represented by our issued and outstanding voting stock; or

•	the first day on which a majority of the members of our board of directors are not continuing directors.

The definition of “change in control” includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of, “all or substantially all” of our assets. There is no precise established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of notes to require us to repurchase such notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of our assets to another person or Group may be uncertain.

“Continuing directors” means, as of any date of determination, any member of our board of directors who:

•	was a member of such board of directors on the date of the original issuance of the notes, or

•	was nominated for election or elected to such board of directors with the approval of a majority of the continuing directors who were members of such board at the time of such nomination or election.

Solely for the purposes of this “—Right to Require Purchase of Notes upon a Fundamental Change,” a “Change in Control” will be deemed not to occur, however, if the common stock price for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the calendar quarter immediately preceding the effective date of the relevant transaction that would otherwise have constituted a change in control exceeds 120% of the conversion price of the notes in effect on the last trading day of such immediately preceding calendar quarter. Further, holders of the notes will not have the right to require us to purchase any notes under the first or third clauses above, and we will not be required to deliver the fundamental change notice incidental thereto as a result of any consolidation, merger, sale, lease, exchange or other transaction otherwise constituting a fundamental change in which at least 90% of the consideration paid for our common stock, excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights, consists of shares of common stock (or depositary receipts or other certificates representing common equity interests) traded on a U.S. national or regional securities exchange, or will be so traded immediately following the merger or consolidation, and, as a result of the merger or consolidation, the notes become convertible into cash and/or such shares of such common stock (or depository receipts or other certificates representing common equity interests).

A “termination of trading” means that our common stock or other securities (including depository receipts or other certificates representing common equity interests) into which the notes are convertible are not approved for listing on a U.S. national or regional securities exchange.

On or prior to the date of repurchase, we will deposit with a paying agent an amount of money sufficient to pay the aggregate repurchase price of the notes that is to be paid on the date of repurchase.

To exercise the repurchase right, holders of notes must deliver, on or before the repurchase date specified in our notice of a fundamental change, the notes to be repurchased, duly endorsed for transfer, together with a written repurchase notice and the form entitled “Option to Elect Repurchase Upon a Fundamental Change” on the reverse side of the note duly completed, to the paying agent. The repurchase notice given by each holder electing to require us to repurchase notes shall state:

•	the certificate numbers of the holder’s notes to be delivered for repurchase;

•	the portion of the principal amount of notes to be repurchased, which must be $1,000 or an integral multiple of $1,000;

For a discussion of the tax treatment of a holder exercising the right to require us to purchase notes, see “Certain United States Federal Income Tax Consequences—Consequences to U.S. Holders—Sale, Exchange or Other Disposition of Notes.”

Any repurchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the repurchase date. The notice of withdrawal shall state:

•	the principal amount being withdrawn; and

•	the certificate numbers of the notes being withdrawn.

The effect of these provisions granting the holders the right to require us to repurchase the notes upon the occurrence of a fundamental change may make it more difficult for any person or group to acquire control of us or to effect a business combination with us. If we are obligated to make a fundamental change purchase offer, there can be no assurance that we will have (or be able to obtain) available funds sufficient to pay the purchase price for all the notes tendered under the offer, or that the terms of our then outstanding indebtedness would permit us to repurchase notes in any such offer. See “Risk Factors—Risks Relating to an Investment in the Notes.”

Our obligation to make a fundamental change offer will be satisfied if a third party makes the fundamental change offer in the manner and at the times and otherwise in compliance in all material respects with the requirements applicable to a fundamental change offer made by us and purchases all notes properly tendered and not withdrawn under the fundamental change offer.

The term “beneficial owner” will be determined in accordance with Rules 13d-3 and 13d-5 promulgated by the SEC under the Exchange Act or any successor provision, except that, for the purposes of a fundamental change, a person shall be deemed to have “beneficial ownership” of all shares of our common stock that the person has the right to acquire, whether exercisable immediately or only after the passage of time.

In connection with any purchase of notes in the event of a fundamental change, we will in accordance with the indenture:

•	comply with any applicable provisions of Rule 13e-4, Rule 14e-1 and any other applicable tender offer rules under the Exchange Act;

•	file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

•	otherwise comply with all applicable federal and state securities laws in connection with any offer by us to purchase the notes upon a fundamental change.

No notes may be purchased at the option of holders upon a fundamental change if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the purchase price with respect to such notes.

Consolidation, Merger and Sale of Assets

We may, without the consent of the holders of any of the notes, consolidate with, or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to, any other person, if:

•	we are the resulting or surviving corporation or the successor, transferee or lessee, if other than us, is a corporation or limited liability company organized and validly existing under the laws of any U.S. jurisdiction and expressly assumes our obligations under the indenture and the notes by means of a supplemental indenture entered into with the trustee; and

•	after giving effect to the transaction, no event of default and no event that, with notice or lapse of time, or both, would constitute an event of default, shall have occurred and be continuing.

Under any consolidation, merger or any conveyance, transfer or lease of our properties and assets substantially as an entirety as described in the preceding paragraph, the successor company will be our successor and shall succeed to, and be substituted for, and may exercise every right and power of, Coeur under the indenture. If the predecessor is still in existence after the transaction, it will be discharged from its obligations and covenants under the indenture and the notes, except in the case of a lease of our properties and assets substantially as an entirety.

Modification and Waiver

We and the trustee may enter into one or more supplemental indentures that add, change or eliminate provisions of the indenture or modify the rights of the holders of the notes with the consent of the holders of at least a majority in principal amount of the notes then outstanding. However, without the consent of each holder of an outstanding note, no supplemental indenture may, among other things:

•	change the stated maturity of the principal of, or payment date of any installment of interest, if any, on, any note;

•	reduce the principal amount or redemption price of, or the rate of interest on, any note;

•	change the currency in which the principal of any note, or interest, is payable or adversely affect the price or ratio at which common stock may be substituted for currency in connection with any payments made;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any note when due;

•	adversely affect in any material respect the right provided in the indenture to convert any note in accordance with its terms;

•	modify in any material respect the provisions of the indenture relating to our requirement to repurchase notes;

•	reduce the percentage in principal amount of the outstanding notes necessary to modify or amend the indenture or to consent to any waiver provided for in the indenture; or

•	waive a default in the payment of any amount or shares of common stock due in connection with any note.

The holders of a majority in principal amount of the outstanding notes may, on behalf of the holders of all notes:

•	waive compliance by us with restrictive provisions of the indenture other than as provided in the preceding paragraph; and

•	waive any past default under the indenture and its consequences, except a default in the payment of the principal of, or redemption or purchase price of, or any interest on, any note or in respect of a provision that under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected,

Without the consent of any holders of notes, we and the trustee may enter into one or more supplemental indentures for any of the following purposes:

•	to cure any ambiguity, omission, defect or inconsistency in the indenture;

•	to evidence a successor to us and the assumption by the successor of our obligations under the indenture and the notes;

•	to make any change that does not adversely affect in any material respect the rights of any holder of the notes;

•	to comply with any requirement in connection with the qualification of the indenture or any supplemental indenture under the Trust Indenture Act;

•	to complete or make provision for certain other matters contemplated by the indenture;

•	conform the indenture and the form or the terms of the notes to the “Description of the Notes” as set forth in this prospectus supplement;

•	add covenants or events of default for the benefit of the holders of the notes;

•	evidence the acceptance of appointment by a successor trustee;

•	surrender any of our rights or powers under the indenture (including, without limitation, our right to pay any part of the repurchase price of the notes with shares of our common stock as provided for by the indenture occurring on a date after the date of such amendment); or

•	add guarantees with respect to the notes or secure the notes.

Events of Default

Each of the following are events of default under the indenture:

(1) if we fail to pay interest on any notes when it becomes due and payable and the default continues for a period of 30 days;

(2) if we fail to pay the principal on any notes, when it becomes due and payable, at maturity, upon acceleration, upon redemption or otherwise (including the failure to make a payment to repurchase notes at your option pursuant to a fundamental change or the failure to repurchase notes at your option on March 15, 2013, 2015, 2018 or 2023);

(3) if we fail to pay the principal portion in cash and the excess, if any, of the conversion value over the principal portion in cash, shares of our common stock or a combination thereof, owing upon conversion of any note (including any additional shares) within 10 business days of the time period required by the indenture;

(4) if we fail to provide notice of the occurrence of a fundamental change on a timely basis;

(5) if we fail to observe or perform or breach any other covenant or agreement contained in the indenture that continues for a period of 60 days after we received written notice specifying the default (and demanding that such default be remedied) from the trustee or the holders of at least 25% of the outstanding principal amount of the notes (except in the case of our default with respect to the “Merger, Consolidation and Sale of Assets” covenant, which will constitute an event of default with such notice requirement but without such passage of time requirement);

(6) if we fail to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any of our or our subsidiaries’ indebtedness, or the acceleration of the final stated maturity of any such indebtedness if the aggregate principal amount of such indebtedness after a default thereunder, together with the principal amount of any other such indebtedness in default for failure to pay principal at final maturity or that has been so accelerated, aggregates $25 million or more at any time;

(7) one or more judgments in an aggregate amount in excess of $25 million shall have been rendered against us or any of our subsidiaries and remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and nonappealable; and

(8) certain events of bankruptcy affecting us or any of our significant subsidiaries.

The events of default described in clauses (6), (7) and (8) above with respect to a subsidiary shall not apply if that person was not a subsidiary at the time such event or condition occurred unless, in the case of clause (6) or (7) above, we or another of our subsidiaries assumes or otherwise becomes liable for the liability referred to therein or the liabilities generally of such person.

If an event of default (other than an event of default specified in clause (8) above with respect to us) shall occur and be continuing, the trustee may, and at the request of the holders of at least 25% in principal amount of outstanding notes shall, declare the principal of and accrued interest on all the notes to be due and payable by written notice to us and, of it is given at the request of the holders, the trustee must specify the respective event if default and that it is a “notice of acceleration” (the “Acceleration Notice”). Upon delivery of an Acceleration Notice, the principal of and accrued interest on all the notes shall become immediately due and payable.

If an event of default specified in clause (8) above occurs and is continuing with respect to us, then all unpaid principal of, and premium, if any, and accrued but unpaid interest on all of the outstanding notes shall become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder.

Notwithstanding the foregoing, or if we so elect, the sole remedy of holders for an event of default relating to any obligations we may have or are deemed to have pursuant to Section 314(a)(1) of the Trust Indenture Act or relating to our failure to file any documents or reports that we are required to file with the SEC pursuant to the covenant described below in “— Reports,” will for the first 120 days after the occurrence of such event of default consist exclusively of the right (the “extension right”) to receive additional interest on the notes at a rate equal to 0.25% per annum of the principal amount of the notes (the “additional interest”). On the 121st day after such event of default (if such violation is not cured or waived prior to such 121st day), the notes will be subject to acceleration as provided above. In the event we do not elect to pay the additional interest upon any such event of default in accordance with this paragraph, the notes will be subject to acceleration as provided above.

Notwithstanding the preceding paragraph, if an event of default occurs under any other series of our debt securities issued subsequent to the issuance of the notes resulting from our failure to file any such documents or reports and such event of default is not subject to extension on terms similar to the above, then the extension right will not longer apply and the notes will be subject to acceleration as provided above.

In order to exercise the extension right and elect to pay the additional interest as the sole remedy during the first 120 days after the occurrence of any event of default relating to the failure to comply with the reporting obligations in connection with the second preceding paragraph, we must notify all holders of notes and the trustee and paying agent of such election prior to the first business day following the date on which such event of default occurs. Upon our failure to timely give such notice or pay the additional interest, the notes will be subject to acceleration as provided above.

At any time after a declaration of acceleration with respect to the notes, the holders of a majority in aggregate principal amount of the notes may rescind and cancel such declaration and its consequences:

•	if the rescission would not conflict with any judgment or decree;

•	if all existing events of default have been cured or waived except nonpayment of principal or interest that has become due solely because of such acceleration; and

•	if interest on overdue installments of interest (to the extent the payment of such interest is lawful) and on overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid.

No such rescission shall affect any subsequent default or impair any rights arising from a subsequent default.

The holders of a majority in aggregate principal amount of the notes may waive any existing default or event of default under the indenture, and its consequences, except a default in the payment of the principal of or interest on any notes.

The holders of the notes may not enforce the indenture or the notes except as provided in the indenture and under the Trust Indenture Act. Subject to the provisions of the indenture relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indenture at the request, order or direction of any of the holders, unless such holders have offered to the trustee indemnity satisfactory to it. Subject to all provisions of the indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

We are required to provide an officers’ certificate to the trustee promptly upon our obtaining knowledge of any default or event of default that has occurred and, if applicable, describe such default or event of default and the status thereof. In addition, we must provide an annual certification as to the existence of defaults and events of default.

“indebtedness” means:

(1) all of our indebtedness, obligations and other liabilities, contingent or otherwise, (a) for borrowed money, including overdrafts and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (b) evidenced by credit or loan, agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of our assets or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2) all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3) all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

(4) all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor (whether or not such lease transaction is characterized as an operating lease or a capitalized lease in accordance with generally accepted accounting principles);

(5) all of our aggregate net payment obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement,

(6) all of our direct or indirect guaranties or similar agreement by us in respect of, and all of our obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5); and

(7) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (6).

Indebtedness shall not include obligations of any person (i) arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently drawn against insufficient funds in the ordinary course of business, provided that such obligations are extinguished within two business days of their incurrence, (ii) resulting from the endorsement of negotiable instruments for collection in the ordinary course of business and consistent with past business practices or (iii) stand by letters of credit to the extent collateralized by cash or cash equivalents.

Reports

The indenture provides that any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act will be filed by us with the trustee within 30 days after the same is required to be filed with the SEC. Our filing such documents with the SEC pursuant to the EDGAR system will be deemed to satisfy this requirement under the indenture.

Book-Entry System

The notes will be issued in the form of global securities held in book-entry form. DTC or its nominee will be the sole registered holder of the notes for all purposes under the indenture. Owners of beneficial interests in the notes represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants. Any such interests may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests in the notes, in accordance with the procedures and practices of DTC. Beneficial owners are not holders and are not entitled to any rights under the global securities or the indenture. We and the trustee, and any of our respective agents, may treat DTC as the sole holder and registered owner of the global securities.

Exchange of Global Securities

The notes, represented by one or more global securities, will be exchangeable for certificated securities in fully registered form with the same terms only if:

•	DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and we do not appoint a successor depositary within 90 days;

•	we decide to discontinue use of the system of book-entry transfer through DTC or any successor depositary; or

•	a default under the indenture occurs and is continuing.

DTC has advised us as follows:  DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” for registered participants, and it facilitates the settlement of transactions among its participants in those securities through electronic computerized book-entry changes in participants’ accounts, eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, including the agent, banks, trust companies, clearing corporation and other organizations, some of whom and/or their representatives own DTC. Access to DTC’s book- entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Concerning the Trustee

The Bank of New York, the trustee under the indenture pursuant to which the notes will be issued, also acts as the transfer agent for our common stock and as the rights agent in connection with our shareholders rights plan. See “Description of Capital Stock.”

Governing Law

The indenture and the notes are governed by and construed in accordance with the laws of the State of New York.

Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the securities registrar for cancellation all outstanding notes or by depositing with the trustee, after the notes have become due and payable, whether at stated maturity, or on a fundamental change repurchase date, or upon conversion or otherwise, cash and stock, if any, sufficient to pay all of the outstanding notes and paying all other sums payable under the indenture by us. Such discharge is subject to terms contained in the indenture.

No Stockholder Rights for Holders of Notes

Holders of the notes, as such, will not have any rights as stockholders of Coeur d’Alene Mines Corporation (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common stock).

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee or stockholder of ours will have any liability for any of our obligations under the notes or the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability to the extent permitted by applicable law. The waiver and release are part of the consideration for issuance of the notes.

Calculations in Respect of Notes

We will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determinations of the last reported sale prices of our common stock, the settlement period and settlement period trading days, the daily conversion values, if applicable, the settlement amount, the conversion rate of the notes and accrued interest payable on the notes. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent (if any), and each of the trustee and the conversion agent (if any) is entitled to rely conclusively upon the accuracy of our calculations without independent verification.

DESCRIPTION OF OTHER INDEBTEDNESS

1.25% Convertible Senior Notes due 2024

As of December 31, 2007, approximately $180.0 million aggregate principal amount of our 1.25% Convertible Senior Notes due 2024 is outstanding. The debentures bear interest at 1.25% per year, payable semiannually on January 15 and July 15 of each year and are convertible into shares of our common stock at a conversion price of $7.60 per share (or approximately 131.5789 shares per $1,000 principal amount of notes), subject to adjustment upon the occurrence of certain events. The notes mature on January 15, 2024.

We may redeem some or all of the notes at any time on or after January 18, 2011 at 100% of the principal amount of the notes, plus accrued and unpaid interest. We may redeem some or all of the notes at any time prior to January 18, 2011 if the closing price of our common stock over a specified number of trading days has exceeded 150% of the conversion price, at a redemption price equal to:

•	100% of the principal amount of the notes and accrued and unpaid interest thereon; plus

•	an amount equal to 8.75% of the principal amount of the notes; less

•	the amount of any interest actually paid on the notes on or prior to the redemption date.

Holders may require us to repurchase all or a portion of their notes on January 15, 2011, 2014 and 2019 for a purchase price equal to 100% of their principal amount plus accrued but unpaid interest. We may choose, in our sole discretion, to pay the repurchase price in cash or shares of our common stock, or a combination of cash and shares of our common stock. Holders may also require us to purchase their notes upon a change in control at 100% of the principal amount of the notes, plus accrued but unpaid interest, payable in cash.

The notes are our senior unsecured obligations and rank equally in right of payment with all our other senior unsecured indebtedness. The notes effectively rank behind all our secured debt to the extent of the assets securing that debt, and are structurally subordinated to all indebtedness, including trade payables, of our subsidiaries.

The fair value of the debentures is determined by market transactions on or near December 31, 2007 and 2006, respectively. The fair value of the debentures, as of December 31, 2007 and 2006, was $156.6 million and $163.8 million, respectively.

Bridging Debt Facility

On October 22, 2007, Bolnisi entered into a $20 million credit facility with Macquarie Bank Limited to fund further exploration and development of the Palmarejo project, surrounding exploration areas and for working capital purposes. The credit facility matures on June 30, 2008 and bears interest at a variable rate of LIBOR plus a margin of 2.45%. As of December 31, 2007, we had $20 million outstanding under the facility bearing an interest rate of 7.35%. Events of default under the credit facility include customary provisions for similar types of facilities.

Bank Loan

On August 30, 2007, Palmarejo Gold entered into a temporary credit facility of $2.0 million, secured by our investments in asset-backed commercial paper, to fund working capital requirements. This credit facility was amended on October 9, 2007 and matures on May 31, 2008. As of December 31, 2007, we had $1.7 million outstanding under the facility, which bears interest at the prime rate less 1.50%. We are required to reduce the amount of the outstanding credit facility with any proceeds received from the sale of the collateral.

DESCRIPTION OF COMMON STOCK

Common Stock

We are authorized to issue up to 750,000,000 shares of common stock, par value $1.00 per share, of which, at February 29, 2008:

•	550,825,760 shares were outstanding and 1,059,211 shares were held as treasury stock;

•	23,684,211 shares were reserved for issuance upon the conversion of our $180 million principal amount of 1.25% Convertible Subordinated Debentures due January 2024;

•	6,004,624 shares were reserved for issuance under our executive compensation program; and

•	759,435 shares were reserved for issuance under our director compensation plan.

The holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Holders may not cumulate their votes in elections of directors. Subject to preferences that may be applicable to any shares of preferred stock outstanding at the time, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of our liquidation, dissolution or winding up, are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other security. The outstanding common stock is fully-paid and non-assessable.

Our Articles of Incorporation include in effect a fair price provision, applicable to some business combination transactions in which we may be involved. The provision requires that an interested shareholder (defined to mean a beneficial holder of 10% or more of our outstanding shares of common stock) not engage in specified transactions (e.g., mergers, sales of assets, dissolution and liquidation) unless one of three conditions is met:

•	a majority of the directors who are unaffiliated with the interested shareholder and were directors before the interested shareholder became an interested shareholder approve the transaction;

•	holders of 80% or more of the outstanding shares of common stock approve the transaction; or

•	the shareholders are all paid a “fair price,” i.e., generally the higher of the fair market value of the shares or the same price as the price paid to shareholders in the transaction in which the interested shareholder acquired its block.

By discouraging some types of hostile takeover bids, the fair price provision may tend to insulate our current management against the possibility of removal. We are not aware of any person or entity proposing or contemplating such a transaction.

The transfer agent and registrar for our common stock, which is listed on the New York Stock Exchange and the Toronto Stock Exchange, is Mellon Shareholder Services, L.L.C., Ridgefield Park, N.J.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of material United States federal income and estate tax considerations relating to the acquisition, ownership and disposition of the notes and shares of our common stock by holders of the notes acquiring the notes pursuant to this offering, but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, regulations, rulings and judicial decisions as of the date hereof. These authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, or an opinion of counsel with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS will agree with such statements and conclusions.

This summary assumes that the notes and any shares of our common stock are held as capital assets for United States federal income tax purposes. This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations that may be relevant to holders in light of their particular circumstances, or to holders that may be subject to special tax rules, including:

•	holders subject to the alternative minimum tax;

•	banks;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	financial institutions;

•	U.S. holders (as defined below) whose “functional currency” is not the U.S. dollar;

•	persons that will hold the notes or our common stock as a position in a hedging transaction;

•	“straddle,” “conversion transaction” or other risk reduction transaction; or

•	persons deemed to sell the notes or our common stock under the constructive sale provisions of the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds notes or our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. This summary does not address the particular tax consequences of holding notes through a partnership. If you are a partner of a partnership holding our notes, you should consult your tax advisor.

THIS SUMMARY OF CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Consequences to U.S. Holders

The following is a summary of the material United States federal income tax consequences that will apply to you if you are a U.S. holder of the notes. Certain consequences to “non-U.S. holders” of the notes are described under “Consequences to Non-U.S. Holders” below. “U.S. holder” means a beneficial owner of a note that is:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust (1) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

Payments of Interest

The stated interest with respect to the notes generally will be taxable to you as ordinary income at the time it is paid or accrues in accordance with your regular method of accounting for tax purposes.

Sale, Exchange or Other Disposition of Notes

Except as provided below under “—Conversion of Notes,” you will generally recognize gain or loss upon the sale, exchange or other taxable disposition (including redemption or repurchase) of a note equal to the difference between the amount realized upon the sale, exchange or other disposition (less an amount attributable to any stated interest not previously included in income, which will be taxable as ordinary interest income, and amounts attributable to accrued interest that was previously included in income, which amount may be received without generating further income) and your adjusted tax basis in the note. Your adjusted tax basis in a note generally will equal the amount you paid for the note. Any gain or loss you recognize on a taxable disposition of the note generally will be capital gain or loss. If you are an individual and have held the note for more than one year, such capital gain will generally be subject to tax at a maximum rate of 15%. Your ability to deduct capital losses may be limited.

If you tender your notes for repurchase as described in “Description of the Notes—Repurchase of Notes at the Option of the Holder” and we elect to deliver solely our common stock in exchange for such notes (except for cash in lieu of a fractional share and cash in payment of interest), you generally will recognize no gain or loss on the exchange, except that the cash received in lieu of a fractional share of common stock will result in the recognition of gain or loss (measured by the difference between the cash received in lieu of the fractional share and your adjusted tax basis in the fractional share), and cash received in payment of interest, if any, will be taxable as interest income. As described below under “—Conversion of Notes into a Combination of our Common Stock and Cash,” the income tax consequences are unclear if we elect to deliver a combination of our common stock and cash in satisfaction of the repurchase price of the notes.

Conversion of Notes

Conversion of Notes for Cash.  A conversion of a note in exchange solely for cash will be treated as a taxable sale or exchange of the note, as described above under “—Sale, Exchange or Other Disposition of Notes.”

Conversion of Notes into a Combination of our Common Stock and Cash.  The United States federal income tax treatment of a U.S. holder’s conversion of the notes into our common stock and cash is uncertain. U.S. holders should consult their tax advisors to determine the correct treatment of such conversion. It is possible that the conversion may be treated as a partially taxable exchange or as a recapitalization, as briefly discussed below.

Possible treatment as part conversion and part redemption.  The conversion of a note into our common stock and cash may be treated for United States federal income tax purposes as in part a conversion into stock and in part a payment in redemption of a portion of the notes. In that event, a U.S. holder would not recognize any income, gain or loss with respect to the portion of the notes considered to be converted into stock, except with respect to any cash received in lieu of a fractional share of stock or any common stock attributable to accrued interest (which will be treated in the manner described below). A U.S. holder’s tax basis in the stock received upon conversion generally would be equal to the portion of its tax basis in a note allocable to the portion of the note deemed converted, less the tax basis attributable to any fractional share. A U.S. holder’s holding period for such common stock generally would include the period during which the U.S. holder held the note.

With respect to the part of the conversion that would be treated under this characterization as a payment in redemption of the remaining portion of the note, a U.S. holder generally would recognize gain or loss equal to the difference between the amount of cash received (other than amounts attributable to accrued interest, which will be treated in the manner described below) and the U.S. holder’s tax basis allocable to such portion of the note. Gain or loss recognized will be long-term capital gain or loss if the U.S. holder has held the note for more than one year. In the case of certain non-corporate U.S. holders (including individuals), long-term capital gains are generally eligible for a reduced rate of United States federal income taxation. The deductibility of capital losses is subject to certain limitations under the Code.

Although the law on this point is not entirely clear, a holder may allocate its tax basis in a note among the portion of the note that is deemed to have been converted and the portion of the note that is deemed to have been redeemed based on the relative fair market value of common stock and the amount of cash received upon conversion. In light of the uncertainty in the law, holders are urged to consult their own tax advisors regarding such basis allocation.

Possible treatment as a recapitalization.  The conversion of a note into common stock and cash may instead be treated in its entirety as a recapitalization for United States federal income tax purposes, in which case a U.S. holder would be required to recognize gain on the conversion but would not be allowed to recognize any loss. Accordingly, such treatment may be less favorable to a U.S. holder than if the conversion were treated as part conversion and part redemption, as described above. If the conversion constitutes a recapitalization, a U.S. holder generally would recognize gain (but not loss) in an amount equal to the lesser of (i) the excess (if any) of (A) the amount of cash (not including cash received in lieu of fractional shares) and the fair market value of common stock received (treating fractional shares as received for this purpose) in the exchange (other than any cash or common stock attributable to accrued interest) over (B) the U.S. holder’s tax basis in the notes, and (ii) the amount of cash received upon conversion (other than cash received in lieu of fractional shares or cash attributable to accrued interest, which will be treated in the manner described below). The U.S. holder would have an aggregate tax basis in the common stock received in the conversion equal to the aggregate tax basis of the notes converted, decreased by the aggregate amount of cash (other than cash in lieu of fractional shares and cash attributable to accrued interest) received upon conversion and increased by the aggregate amount of gain (if any) recognized upon conversion (other than gain realized as a result of cash received in lieu of fractional shares). The holding period for such common stock received by the U.S. holder would include the period during which the U.S. holder held the notes. Gain recognized will be long-term capital gain if the U.S. holder has held the notes for more than one year. In the case of certain non-corporate U.S. holders (including individuals), long-term capital gains are generally eligible for a reduced rate of taxation. The deductibility of capital losses is subject to limitations under the Code.

Treatment of cash in lieu of a fractional shares.  If a U.S. holder receives cash in lieu of a fractional share of common stock, such U.S. holder would be treated as if the fractional share had been issued and then redeemed for cash. Accordingly, a U.S. holder generally will recognize capital gain or loss with respect to the receipt of cash in lieu of a fractional share measured by the difference between the cash received for the fractional share and the portion of the U.S. holder’s tax basis in the notes that is allocated to the fractional share.

Treatment of amounts attributable to accrued interest.  Any cash and the value of any common stock received that is attributable to accrued interest on the notes not yet included in income would be taxed as ordinary interest income. The basis in any shares of common stock attributable to accrued interest would equal the fair market value of such shares when received. The holding period for any shares of common stock attributable to accrued interest would begin the day after the date of receipt.

U.S. holders are urged to consult their tax advisors with respect to the United States federal income tax consequences resulting from the exchange of notes into a combination of cash and common stock.

Adjustments of the Conversion Ratio

The terms of the notes allow for changes in the conversion rate of the notes in certain circumstances. See “Description of the Notes—Conversion Rate Adjustments.” Changes in conversion rate could be treated as a constructive stock distribution if the changes have the effect of increasing your proportionate interest in our earnings and profits. You would be taxable on such a constructive stock distribution even though you would not actually receive any cash or other property. A constructive stock distribution could occur, for example, if the conversion rate is adjusted to compensate holders of notes for distributions of cash or property to our shareholders. By contrast, changes in the conversion rate will not be treated as a constructive stock distribution if the changes have the effect of preventing the dilution of your interest pursuant to the application of a bona fide, reasonable adjustment formula. Any constructive stock distribution resulting from a change to, or a failure to change, the conversion rate would be treated like a distribution paid in cash or other property and would generally be includible in your income in the manner described under “—Dividends on Common Stock” below. It is not clear whether a constructive dividend deemed paid to you would be eligible for the preferential rates of the United States federal income tax applicable in respect of certain dividends received. It also is unclear whether corporate holders would be entitled to claim the dividends received deduction with respect to any such constructive dividends.

Dividends on Common Stock

If we make a distribution of cash or other property (other than certain pro rata distributions of our common stock) in respect of shares of our common stock that you hold, the distribution will be treated as a dividend, to the extent it is paid from our current or accumulated earnings and profits. If the distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a tax-free return of your investment up to your basis in such common stock, and any remaining excess will be treated as capital gain. If you are a U.S. corporation, you may be able to claim, in certain circumstances, a deduction for a portion of any distribution received from us that is considered a dividend. With respect to individuals, for taxable years beginning before January 1, 2011, such dividends are generally taxed at the lower applicable long-term capital gains rates (currently a maximum rate of 15%) provided certain holding period requirements are satisfied.

Sale, Exchange or Other Disposition of Common Stock

You will generally recognize capital gain or loss on a sale, exchange or other taxable disposition of common stock. Your gain or loss will equal the difference between the proceeds you received and your adjusted tax basis in the stock. The proceeds received will include the amount of any cash and the fair market value of any other property received for the stock. In general, if you are an individual and your holding period for the stock is more than one year at the time of the disposition, such capital gain will be subject to tax at a maximum rate of 15%. Your ability to deduct capital losses may be limited.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments on the notes and on our common stock and the proceeds of sale of a note or our common stock unless you are an exempt recipient (such as a corporation). A backup withholding tax at the applicable rate (which is currently 28%) will apply to such payments if you fail to provide your taxpayer identification number or certification of exempt status or have been notified by the IRS that you are subject to backup withholding. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against your United States federal income tax liability provided the required information is timely furnished to the IRS.

Consequences to Non-U.S. Holders

The following is a summary of the material United States federal income and estate tax consequences that will apply to you if you are a non-U.S. holder of notes. The term “non-U.S. holder” means a beneficial owner of a note that is not a U.S. holder nor a partnership (or other entity treated as a partnership for United States federal income tax purposes). Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies.” Such entities should consult their own tax advisors to determine the United States federal, state, local and other tax consequences that may be relevant to them.

Payment of Interest

Subject to the discussion below concerning backup withholding, the 30% United States federal withholding tax will not apply to any payment to you of principal or interest on a note, by us or any paying agent, provided that all of the following conditions are met:

•	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of section 871(h)(3) of the Code;

•	you are not a controlled foreign corporation that is related, directly or indirectly, to us through stock ownership;

•	you are not a bank whose receipt of interest on a note is described in section 881(c)(3)(A) of the Code;

•	either (a) you provide your name and address, and certify to us or our paying agent, under penalties of perjury, that you are not a United States person or (b) a custodian, broker, nominee or other intermediary acting as your agent (such as a securities clearing organization, bank, or other financial institution that holds customers’ securities in the ordinary course of its business) holds the note on your behalf and certifies to us or our paying agent, under penalties of perjury, that it has received such a statement from the beneficial owner of the notes, or from another qualifying financial institution intermediary, and provides a copy of the statement to us or our paying agent. The foregoing certification may be provided on a properly completed IRS Form W-8BEN or W-8IMY, as applicable, or any successor forms. If you hold your notes through certain foreign intermediaries or certain foreign partnerships, such foreign intermediaries or partnerships must also satisfy the certification requirements of applicable Treasury Regulations; and

•	neither we nor our paying agent has actual knowledge or reason to know that the conditions of the exemption are, in fact, not satisfied.

Special certification rules apply to non-U.S. holders that are pass-through entities rather than corporations or individuals.

If you cannot satisfy the requirements described above, payments of interest will be subject to the 30% United States federal withholding tax, unless you provide us with a properly executed (1) IRS Form W-8BEN, claiming an exemption from or reduction in withholding under the benefit of an applicable tax treaty and neither we nor our paying agent has actual knowledge or reason to know that the conditions of the exemption or reduction are, in fact, not satisfied or (2) IRS Form W-8ECI stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the United States. If you are engaged in a trade or business in the United States and interest on a note is effectively connected with the conduct of that trade or business or, if a treaty applies, is attributable to a permanent establishment maintained by you within the United States, you will be required to pay United States federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax, provided the certification requirement described above is met) in the same manner as if you were a United States person as defined under the Code. In addition, if you are a foreign corporation, you may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of your earnings and profits for the taxable year, subject to adjustments, that are effectively connected with your conduct of a trade or business in the United States. For this purpose, interest will be included in your earnings and profits.

Sale, Exchange or Disposition of Notes or Common Stock

You generally will not be subject to United States federal income tax on gain realized upon the sale, exchange, conversion (as described under “—Consequences to U.S. Holders—Conversion of the Notes”) or other taxable disposition of a note (except with respect to amounts attributable to interest, which would be treated in the manner described above) or common stock unless:

•	that gain is effectively connected with your conduct of a trade or business in the United States or, if a treaty applies, is attributable to a permanent establishment maintained by you within the United States;

•	you are an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met;

•	you are subject to Code provisions applicable to certain United States expatriates; or

•	we are, or have, at any time during a prescribed time period, been a United States real property holding corporation, or USRPHC, and the rules of the Foreign Investment in Real Property Tax Act, referred to as FIRPTA (described below), apply to your disposition of the notes or common stock.

A holder described in the first bullet point above will be required to pay United States federal income tax on the net gain derived from the sale, and if such holder is a foreign corporation, it may also be required to pay a branch profits tax at a 30% rate, or a lower rate if so specified by an applicable income tax treaty. A holder described in the second bullet point above will be subject to a flat 30% United States federal income tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the holder is not considered a resident of the United States. Any non-U.S. holder described in these bullet points should consult their own tax advisors as to the U.S. federal income tax consequences of the sale, exchange or other disposition of a note or shares of our common stock.

Although we believe that we may have been a USRPHC in the past, recent acquisitions of foreign mining operations, notably Bolnisi and the Palmerejo Silver and Gold Corporation, make it unclear whether we are currently, and may continue to be, a USRPHC. If we are a USRPHC, the FIRPTA rules would apply to a disposition by a non-U.S. holder of the notes or the common stock into which the notes are convertible, if the notes or common stock constitute a “U.S. real property interest” in the hands of the non-U.S. holder. Assuming our common stock is regularly traded on an established securities market, our common stock would constitute a U.S. real property interest in the hands of a non-U.S. holder only if that non-U.S. holder owned, directly or indirectly, more than five percent of our common stock within five years before the holder’s disposition of the common stock (or, if shorter, such holder’s holding period), and our notes will constitute a U.S. real property interest only if either (a) the notes are regularly traded on an established securities market and the holder owned more than five percent of the notes within five years before the holder’s disposition of the notes, or (b) the notes are not regularly traded and on the date the holder acquired the notes they had a fair market value greater than five percent of the aggregate value of our outstanding common stock. If all these conditions relating to dispositions of common stock or notes were met, and if the FIRPTA rules otherwise applied to a disposition of notes or common stock, then any gain recognized by the holder would be treated as effectively connected with a U.S. trade or business, and, thus, would be subject to U.S. federal income tax. In addition, FIRPTA withholding at a 10% rate may be applicable to a non-U.S. holder’s disposition of notes or the common stock into which the notes are convertible. We believe that the common stock will be treated as regularly traded on an established securities market. We cannot anticipate whether the notes will be so traded.

Dividends; Adjustments of the Conversion Ratio

Any dividends paid to you with respect to our common stock received on conversion of a note (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the number of shares of common stock to be issued on conversion of the notes, see “—Consequences to U.S. Holders—Adjustments of the Conversion Ratio” above) will be subject, in general, to U.S. federal withholding tax at a 30% rate (subject to reduction under an applicable income tax treaty) unless the dividend is effectively connected with a trade or business conducted within the United States or, if a treaty applies, is attributable to a permanent establishment maintained within the United States, in which case the dividend would be taxable on a net income basis at the graduated rates applicable to U.S. persons. Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to the branch profits tax at a 30% rate or such lower rate as may be prescribed under an applicable United States income tax treaty.

United States Federal Estate Tax

A note held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will not be subject to United States federal estate tax if the individual did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock and, at the time of the individual’s death, payments with respect to such note would not have been effectively connected with the conduct by such individual of a trade or business in the United States. Shares of our common stock held by an individual who at the time of death is not a citizen or resident of the United States (as specially defined for United States federal estate tax purposes) will be included in such individual’s estate for United States federal estate tax purposes, unless an applicable United States estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

If you are a non-U.S. holder, you may have to comply with specific certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements with respect to payments of principal and interest on the notes. In addition, we must report annually to the IRS and to you the amount of, and the tax withheld with respect to, any dividends paid to you, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

Backup withholding will generally not apply to payments of dividends made by us to a non-U.S. holder of common stock if the holder has provided its TIN or the required certification that it is not a United States person as described above under “—Payment of Interest.” Information reporting may still apply with respect to such dividends even if such certification is provided. Notwithstanding the foregoing, backup withholding may apply if we have actual knowledge, or reason to know, that the holder is a United States person.

Information reporting requirements and backup withholding generally will not apply to any payments of the proceeds of the disposition of notes or shares of common stock effected outside the United States by a foreign office of a foreign broker (as defined in applicable Treasury Regulations). However, unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. Holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption, information reporting (but not backup withholding) will apply to any such payments effected outside the United States by such a broker if it:

•	derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

•	is a controlled foreign corporation for United States federal income tax purposes; or

•	is a foreign partnership that, at any time during its taxable year, has 50% or more of its income or capital interests owned by United States persons or is engaged in the conduct of a United States trade or business.

Payments of the proceeds of a disposition of notes or shares of common stock effected by the United States office of a broker will be subject to information reporting requirements and backup withholding tax unless the non-U.S. holder properly certifies under penalties of perjury as to its foreign status and certain other conditions are met or it otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a refund or credit against the non-U.S. holder’s United States federal income tax liability provided that the required information is furnished to the IRS in a timely manner.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, Deutsche Bank Securities Inc., the “representative,” and J.P. Morgan Securities Inc., together the “underwriters”, have each severally but not jointly agreed to purchase from us the principal amount of the notes listed opposite its name in the table below at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement.

Underwriters	Principal Amount of Notes

Deutsche Bank Securities Inc.	$140,000,000
J.P. Morgan Securities Inc.	60,000,000

Total	$200,000,000

The underwriting agreement provides that the obligations of the underwriters to purchase the notes offered hereby are subject to certain conditions precedent and that the underwriters will purchase all of the notes offered by this prospectus supplement if any of these notes are purchased.

We have been advised by the representative that the underwriters propose to offer the notes to the public at the public offering price set forth on the cover of this prospectus supplement and to dealers at a price that represents a concession not in excess of $18.00 per $1,000 principal amount of notes. After the initial public offering, the underwriters may change the offering price and other selling terms.

We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus supplement, to purchase up to $30,000,000 aggregate principal amount of additional notes at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus supplement. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the notes offered by this prospectus supplement. We will be obligated, pursuant to the option, to sell these additional notes to the underwriters to the extent the option is exercised. If any additional notes are purchased, the underwriters will offer the additional notes on the same terms as those on which the notes are being offered.

The underwriting discounts and commissions per $1,000 principal amount of notes are equal to the public offering price less the amount paid by the underwriters to us per $1,000 principal amount of notes. The underwriting discounts and commissions are 3.25% of the principal amount of the notes. We have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the over-allotment option:

Total Fees
With Full Exercise
	Fee per $1,000	Without Exercise of	of the
	Principal Amount of	the Over-Allotment	Over-Allotment
	Notes	Option	Option

Discounts and commissions paid by us	$32.50	$6,500,000	$7,475,000

In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $0.8 million.

We have agreed to indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect of any of these liabilities.

We and each of our executive officers and directors have agreed not to offer, sell, contract to sell or otherwise dispose of, or enter into any transaction that is designed to, or could be expected to, result in the disposition of any shares of our common stock or other securities convertible into or exchangeable or exercisable for shares of our common stock or derivatives of our common stock owned by these persons prior to this offering or common stock issuable upon exercise of options or warrants held by these persons for a period of 90 days after the date of this prospectus supplement without the prior written consent of the representative. This consent may be given at any time without public notice. However, this agreement does not apply to (i) the sale of notes in this offering; (ii) any bona fide transfer by any executive officer or director’s gift or gifts of shares of common stock, provided that each transferee agrees in writing to be bound by the restrictions; (iii) the sale of shares of common stock beneficially owned (within the meaning of Rule 13d-3 under the Securities Exchange Act, as amended) by any of our executive officers and directors as of the date hereof or acquired by any of them pursuant to our executive compensation program or non-employee directors stock option plan, provided, that such sales do not exceed 1,000,000 shares of common stock in the aggregate among all individuals executing lock up agreements; (iv) the issuance of shares pursuant to our existing stock option plan or bonus plan and (v) the issuance of shares of common stock upon the exercise or conversion of our securities outstanding on the date hereof.

The representative of the underwriters has advised us that the underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

The notes are a new issue of securities with no established trading market. The underwriters may make a market in the notes after completion of the offering, but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes or that an active public market for the notes will develop. If an active public trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

In connection with the offering, the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, purchases to cover positions created by short sales, stabilizing transactions and penalty bids.

Short sales involve the sale by the underwriters of a greater principal amount of notes than it is required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters’ option to purchase additional notes from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional notes or purchasing notes in the open market. In determining the source of notes to close out the covered short position, the underwriters will consider, among other things, the price of notes available for purchase in the open market as compared to the price at which they may purchase notes through the over-allotment option.

Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing notes in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the notes in the open market prior to the completion of the offering.

Stabilizing transactions consist of various bids for or purchases of the notes made by the underwriters in the open market prior to the completion of the offering.

The underwriters may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the representative of the underwriters has repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

Purchases to cover a short position, stabilizing transactions and penalty bids may have the effect of preventing or slowing a decline in the market price of the notes. Additionally, these purchases may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions may be discontinued at any time.

A prospectus supplement in electronic format may be made available on Internet web sites maintained by the representative of this offering and may be made available on web sites maintained by the other underwriters. Other than the prospectus supplement in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus supplement or the registration statement of which the related prospectus supplement forms a part.

The underwriters and their affiliates have provided financial advisory and investment banking services to us in the past and may do so in the future. The underwriters were joint book-running managers in connection with our public offering of 24,000,000 shares of our common stock in March 2006 and Deutsche Bank Securities Inc. was also the sole book-running manager of our public offering of $160 million of convertible notes due 2024 in January 2004. They receive customary fees and commissions for these services. Alex Vitale, a managing director of Deutsche Bank Securities Inc., is a member of our board of directors.

LEGAL MATTERS

The validity of the securities offered by this prospectus supplement will be passed upon for us by Kelli Kast, Esq., General Counsel of the Company, Coeur d’Alene, Idaho. Certain legal matters will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York, and certain legal matters will be passed upon for the underwriters by Shearman & Sterling LLP, New York, New York.

EXPERTS

Our consolidated financial statements as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2007 have been incorporated by reference in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

The report of KPMG on the aforementioned consolidated financial statements contains an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-Based Payment,” and Emerging Issues Task Force Issue No. 04-6, “Accounting for Stripping Costs Incurred during Production in the Mining Industry,” as of January 1, 2006.

The report of KPMG on the effectiveness of internal control over financial reporting as of December 31, 2007 contains an explanatory paragraph that states the Company acquired Bolnisi Gold NL and Palmarejo Silver and Gold Corporation on December 21, 2007, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007, Bolnisi Gold NL’s and Palmarejo Silver and Gold Corporation’s internal control over financial reporting associated with total assets of $1.8 billion and total revenues of nil, included in the consolidated financial statements of Coeur d’Alene Mines Corporation and subsidiaries as of and for the year ended December 31, 2007. The report of KPMG also states that KPMG excluded from its audit of internal control over financial reporting an evaluation of the internal control over financial reporting of Bolnisi Gold NL and Palmarejo Silver and Gold Corporation.

The consolidated financial statements of Palmarejo Silver and Gold Corporation (a development stage company) and its subsidiaries as of June 30, 2007 and 2006, for the years ended June 30, 2007 and 2006, for the initial 248-day period ended June 30, 2005, and cumulative from October 25, 2004 to June 30, 2007 have been incorporated by reference in the registration statement in reliance upon the reports of KPMG LLP (Canada), independent auditors, incorporated by reference in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

The report of KPMG (Canada) on the aforementioned consolidated financial statements contains an explanatory paragraph that states that Palmarejo Silver and Gold Corporation (a development stage company) is in the development stage and its activities are mining exploration and development and that it will periodically have to raise additional funds to continue operations and that, while it has been success in doing so in the past, there can be no assurance that it will be able to do so in the future. The report of KPMG LLP (Canada) also states that the consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The report of KPMG LLP (Canada) on the aforementioned consolidated financial statements also contains an explanatory paragraph referring to the differences between the Canadian generally accepted accounting principles and accounting principles generally accepted in the United States of America.

The consolidated financial statement of Bolnisi Gold NL and its controlled entities as of 30 June 2007 and 2006, and for each of the years in the three year period ended June 30, 2007, have been incorporated by reference in the registration statement in reliance upon the reports of KPMG (Australia), independent auditors, incorporated by reference in the registration statement, and upon the authority of said firm as experts in accounting and auditing.

The report of KPMG (Australia) on the aforementioned consolidated financial statements contains an explanatory paragraph referring to the differences between the Australian equivalents to International Financial Reporting Standards and U.S. Generally Accounting Principles.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s Public Reference Room located at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You may also receive copies of these documents upon payment of a duplicating fee, by writing to the SEC’s Public Reference Room. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room in Washington D.C. and other locations.

We filed a registration statement on Form S-3 with the SEC to register the securities being offered in this prospectus supplement. This prospectus supplement is a part of that registration statement. As allowed by SEC rules, this prospectus supplement does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus supplement. This means that we can disclose important information about us and our financial condition to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus supplement, except for any information that is superseded by information that is included directly in this document.

In addition to the documents incorporated by reference into the accompanying prospectus, this prospectus supplement incorporates by reference the documents listed below that we have previously filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007;

•	Our Current Report on Form 8-K/A filed January 15, 2008;

•	Our Current Report on Form 8-K filed March 10, 2008;

•	Our definitive Proxy Statement on Schedule 14A filed April 5, 2007; and

•	the description of our common stock contained in our Registration Statement on Form 8-A (File No. 1-08641), filed March 28, 1990, and any amendments or reports filed for the purpose of updating that description.

We incorporate by reference any additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than those “furnished” pursuant to Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC) from the date of this prospectus supplement until the termination of the offering of the securities. If anything in a report or document we file after the date of this prospectus supplement changes anything in it, this prospectus supplement will be deemed to be changed by that subsequently filed report or document beginning on the date the report or document is filed.

You may request a copy of these filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling us at the following address or telephone number:

Corporate Secretary
Coeur d’Alene Mines Corporation
400 Coeur d’Alene Mines Building
505 Front Avenue
Coeur d’Alene, Idaho 83814
(208) 667-3511

Statements contained in this prospectus supplement as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

PROSPECTUS

COEUR D’ALENE MINES CORPORATION

COMMON STOCK, PREFERRED STOCK, DEBT SECURITIES
AND
WARRANTS TO PURCHASE THE ABOVE SECURITIES

This prospectus provides a general description of the debt securities, preferred stock, common stock and warrants we may offer from time to time. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the offering and the specific terms of the securities offered. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our securities. This prospectus may not be used to consummate a sale of securities unless accompanied by the applicable prospectus supplement.

Our common stock is listed on the New York Stock Exchange under the symbol “CDE” and on the Toronto Stock Exchange under the symbol “CDM.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 5 and contained in the “Business” section of our filings with the SEC and the applicable prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated December 27, 2005

No person is authorized to give any information or to make any representations other than those contained or incorporated by reference in this prospectus or the accompanying prospectus supplement, and, if given or made, such information or representations must not be relied upon as having been authorized. If you are in a jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document, unless the information specifically indicates that another date applied.

FORWARD-LOOKING STATEMENTS

(Cautionary Statements Under the Private Securities Litigation Reform Act of 1995)

Some of the information included in this prospectus and other materials filed or to be filed by us with the Securities and Exchange Commission (the “SEC”) (as well as information included in statements made or to be made by us or our representatives) contains or may contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements can be identified by the fact that they do not relate strictly to historical or current facts and may include the words “may,” “could,” “should,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan” or other words or expressions of similar meaning. We have based these forward-looking statements on our current expectations about future events. The forward-looking statements include statements that reflect management’s beliefs, plans, objectives, goals, expectations, anticipations and intentions with respect to our financial condition, results of operations, future performance and business, including statements relating to our business strategy and our current and future development plans.

Forward-looking statements are included in this prospectus and other materials filed or to be filed by us with the SEC (as well as information included in other statements made or to be made by us or our representatives). Although we believe, at the time made, that the expectations reflected in all of these forward-looking statements are and will be reasonable, any or all of the forward-looking statements in this prospectus, our Annual Report on Form 10-K and in any other public statements that are made may prove to be incorrect. This may occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Many factors discussed in this prospectus, some of which are beyond our control, will be important in determining our future performance. Consequently, actual results may differ materially from those that might be anticipated from forward-looking statements. In light of these and other uncertainties, you should not regard the inclusion of a forward-looking statement in this prospectus or other public communications that we might make as a representation by us that our plans and objectives will be achieved, and you should not place undue reliance on such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. However, your attention is directed to any further disclosures made on related subjects in our subsequent reports filed with the SEC on Forms 10-K, 10-Q and 8-K.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement we filed with the SEC using a “shelf “registration process. We may sell any combination of the securities described in this prospectus from time to time.

The types of securities that we may offer and sell from time to time by this prospectus are:

•	debt securities, which may include guarantees of the debt securities by some or all of our subsidiaries;

•	preferred stock;

•	common stock; and

•	warrants entitling the holders to purchase common stock, preferred stock or debt securities.

We may sell these securities either separately or in units. We may issue debt securities convertible into shares of our common stock or preferred stock. The preferred stock issued may also be convertible into shares of our common stock or another series of preferred stock. This prospectus provides a general description of the securities that may be offered. Each time we sell securities pursuant to this prospectus, we will describe in a prospectus supplement, which we will deliver with this prospectus, specific information about the offering and the terms of the particular securities offered. In each prospectus supplement we will include the following information:

•	the type and amount of securities that we propose to sell;

•	the initial public offering price of the securities;

•	the names of any underwriters or agents through or to which we will sell the securities;

•	any compensation of those underwriters or agents; and

•	information about any securities exchanges or automated quotation systems on which the securities will be listed or traded.

In addition, the prospectus supplement may also add, update or change the information contained in this prospectus.

THE COMPANY

Coeur d’Alene Mines Corporation is the largest primary silver producer in North America and is engaged, through its subsidiaries, in the operation and/or ownership, development and exploration of silver and gold mining properties and companies located primarily within the United States (Nevada, Idaho and Alaska), South America (Chile, Argentina and Bolivia), Australia and Africa (Tanzania). In 2004, we produced approximately 14.1 million ounces of silver and 129,300 ounces of gold. In 2003, we produced approximately 14.2 million ounces of silver and 119,500 ounces of gold.

Our principal silver mines are located in Nevada (the Rochester Mine) in the Silver Valley region of northern Idaho (the Galena Mine), in southern Chile (the Cerro Bayo Mine) in Argentina (the Martha Mine) and in Australia (the Endeavor Mine and the Broken Hill Mine). In addition, we own or lease, either directly or through our subsidiaries, silver and gold development projects in Bolivia (the San Bartolomé silver project) and in Alaska (the Kensington gold property). We also control strategic properties with significant exploration potential close to our existing mining operations. Our customers are bullion trading banks that purchase silver and gold from us and then sell these metals to end users for use in industry applications such as electronic circuitry, in jewelry and silverware production and in the manufacture and development of photographic film. In addition, we sell high grade gold and silver concentrates to smelters in Japan, Canada, Mexico and Australia.

We were incorporated in Idaho in 1928.  Our principal executive office is located at 505 Front Avenue, P.O. Box I, Coeur d’Alene, Idaho 83814 and our telephone number is (208) 667-3511. Our website is www.coeur.com. Information contained in the web site is not incorporated by reference into this prospectus, and you should not consider information contained in the web site as part of this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds we receive from the sale of the securities as set forth in the applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges for the periods indicated:

	Years Ended December 31,					Nine Months Ended
	2000	2001	2002	2003	2004	Sept. 30, 2005

Ratio of earnings to fixed charges	N/A	N/A	N/A	N/A	N/A	1.33

N/A—represents coverage ratio of less than 1.

Our earnings were inadequate to cover fixed charges for each of the last five years. Earnings were insufficient to cover fixed charges in the following amounts: $47.5 million in 2000; $3.1 million in 2001; $80.8 million in 2002, $63.9 million in 2003, $22.7 million in 2004. Earnings were adequate to satisfy fixed charges for the nine months ended September 30, 2005 totaling $0.7 million.

For purposes of calculating the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes and fixed charges, and fixed charges consist of interest and that portion of rent deemed representative of interest. Fixed charges consist of interest, preferred stock dividends and that portion of rent deemed representative of interest.

RISK FACTORS

You should carefully consider the following factors and other information contained or incorporated by reference in this prospectus before deciding to invest in the securities offered hereby.

Risks Relating to our Business

While we were profitable in the third quarter of 2005, we have incurred losses in the last five full fiscal years due to several factors, and may continue to incur losses in the future.

We have incurred net losses in the last five full fiscal years, and have had losses from continuing operations in each of those periods. Factors that significantly contributed to our losses are:

•	until recently, historically low gold and silver market prices during those periods;

•	our deliberate pursuit of a growth policy prior to 2003 calling for the acquisition of mining properties and companies and financing such growth principally by incurring convertible indebtedness which had a high coupon rate, thereby increasing our interest expense to $17.0 million in 2000, $14.6 million in 2001, $21.9 million in 2002, $12.9 million in 2003 and $2.8 million in 2004;

•	write-offs for impaired assets and other holding costs in 2000 ($12.2 million), 2001 ($6.1 million), and 2002 ($19.0 million); and

•	losses on the early retirement of debt of $19.1 million in 2002, and $41.6 million in 2003.

If silver and gold prices decline and we are unable to reduce our production costs, our losses may continue. If lower silver and gold prices make mining at our properties uneconomical, we may be required to recognize additional impairment write-downs, which would increase our operating losses and negatively impact our results of operations and the price of our common stock.

We may be required to incur additional indebtedness to fund our capital expenditures.

We have historically financed our operations through the issuance of common stock and convertible debt, and may be required to incur additional indebtedness in the future. We commenced construction at the San Bartolome and Kensington projects in 2005. Construction of both projects would require a total capital investment of approximately $259.0 million. While we believe that our cash, cash equivalents and short-term investments, combined with cash flow generated from operations, will be sufficient for us to make this level of capital investment, no assurance can be given that additional capital investments will not be required to be made at these or other existing or new projects. If we are unable to generate enough cash to finance such additional capital expenditures through operating cash flow and the issuance of common stock, we may be required to issue additional indebtedness. Any additional indebtedness would increase our debt payment obligations, and may negatively impact our results of operations and the price of our common stock.

We have not had sufficient earnings to cover fixed charges in recent years.

As a result of our net losses, our earnings were not adequate to satisfy fixed charges (i.e., interest and that portion of rent deemed representative of interest) in each of the last five full fiscal years. The amounts by which earnings were inadequate to cover fixed charges were approximately, $47.5 million in 2000, $3.1 million in 2001, $80.8 million in 2002, $63.9 million in

2003 and $22.7 million in 2004. Earnings were adequate to satisfy fixed charges for the nine months ended September 30, 2005 totaling $0.7 million. As of September 30, 2005, we are required to make fixed payments on $180 million principal amount of our 1 1/4% Senior Convertible Notes due 2024, requiring annual interest payments of approximately $2.25 million until their maturity.

We expect to satisfy our fixed charges and other expense obligations in the future from cash flow from operations and, if cash flow from operations is insufficient, from working capital, which amounted to approximately $292.0 million at September 30, 2005. In the last five full fiscal years, we have been experiencing negative cash flow from operating activities. The amount of net cash used in our operating activities amounted to approximately $23.8 million for the year ended December 31, 2000, $29.9 million in 2001, $8.5 million in 2002, $5.1 million in 2003, $18.6 million in 2004 and $7.8 million in the first nine months of 2005. The availability of future cash flow from operations or working capital to fund the payment of interest on the notes and other fixed charges will be dependent upon numerous factors, including our results of operations, silver and gold prices, levels and costs of production at our mining properties and the amount of our capital expenditures and expenditures for acquisitions, developmental and exploratory activities.

The market prices of silver and gold are volatile. If we experience low silver and gold prices it may result in decreased revenues and increased losses, and may negatively affect our business.

Silver and gold are commodities. Their prices fluctuate, and are affected by many factors beyond our control, including interest rates, expectations regarding inflation, speculation, currency values, governmental decisions regarding the disposal of precious metals stockpiles, global and regional demand and production, political and economic conditions and other factors. Because we currently derive approximately 65% of our revenues from sales of silver, our earnings are substantially related to the price of this metal.

The market price of silver (Handy & Harmon) and gold (London Final) on December 23, 2005 was $8.61 and $503.60 per ounce, respectively. The price of silver and gold may decline in the future. Factors that are generally understood to contribute to a decline in the price of silver include sales by private and government holders, and a general global economic slowdown.

If the prices of silver and gold are depressed for a sustained period, our net losses will continue, we may be forced to suspend mining at one or more of our properties until the price increases, and record additional asset impairment write-downs. Any lost revenues, continued or increased net losses or additional asset impairment write-downs would affect our results of operations and the price of our common stock.

We have recorded significant write-downs of mining properties in recent years and may have to record additional write-downs, which could negatively impact our results of operations and the price of our common stock.

Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144) established accounting standards for impairment of the value of long-lived assets such as mining properties. SFAS 144 requires a company to review the recoverability of the cost of its assets by estimating the future undiscounted cash flows expected to result from the use and eventual disposition of the asset. Impairment must be recognized when the carrying value of the asset exceeds these cash flows, and recognizing impairment write-downs has negatively impacted our results of operations in recent years.

If silver or gold prices decline or we fail to control production costs or realize the mineable mineral reserves at our mining properties, we may recognize further asset write-downs. We also may record other types of additional mining property write-downs in the future to the extent a property is sold by us for a price less than the carrying value of the property, or if liability reserves have to be created in connection with the closure and reclamation of a property. Additional write-downs of mining properties could negatively impact our results of operations and the price of our common stock.

The estimation of mineral reserves is imprecise and depends upon subjective factors. Estimated mineral reserves may not be realized in actual production. Our operating results, and accordingly the price of our common stock and our business as a whole, may be negatively affected by inaccurate estimates.

The ore reserve figures presented in our public filings are estimates made by our technical personnel. Reserve estimates are a function of geological and engineering analyses that require us to make assumptions about production costs and silver and gold market prices. Reserve estimation is an imprecise and subjective process and the accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation, judgment and experience. Assumptions about silver and gold market prices are subject to great uncertainty as those prices have fluctuated widely in the past. Declines in the market prices of silver or gold may render reserves containing relatively lower grades uneconomic to exploit, and we may be required to reduce reserve estimates, discontinue development or mining at one or more of our properties, or write down assets as impaired. Should we encounter mineralization or geologic formations at any of our mines or projects different from those we predicted, we may adjust our reserve estimates and alter our mining plans. Either of these alternatives may adversely affect our actual production and operating results, which in turn would impact the price of our common stock and affect our business.

We based our reserve determinations as of December 31, 2004 on a long-term silver price average of $6.00 per ounce and a long-term gold price average of $390 per ounce, except for the Kensington reserves which are estimated using a gold price of $375. On December 23, 2005 silver (Handy & Harmon) and gold (London Final) prices were $8.61 per ounce and $503.60 per ounce, respectively.

The estimation of the ultimate recovery of metals contained within the heap leach pad inventory is inherently inaccurate and subjective and requires the use of estimation techniques. Actual recoveries can be expected to vary from estimations, which may adversely effect our operating results, and consequently our business and the price of our common stock.

The Rochester mine utilizes the heap leach process to extract silver and gold from ore. The heap leach process is a process of extracting silver and gold by placing ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained silver and gold, which are then recovered in metallurgical processes.

The key stages in the conversion of ore into silver and gold are (i) the blasting process in which the ore is broken into large pieces; (ii) the processing of the ore through a crushing facility that breaks it into smaller pieces; (iii) the transportation of the crushed ore to the leach pad where the leaching solution is applied; (iv) the collection of the leach solution; (v) subjecting the leach solution to the precipitation process, in which gold and silver is converted back to a fine solid; (vi) the conversion of the precipitate into doré; and (vii) the conversion by a third party refinery of the doré into refined silver and gold bullion.

We use several integrated steps to scientifically measure the metal content of ore placed on the leach pads during the key stages of the conversion process. As the ore body is drilled in preparation for the blasting process, samples of the drill residue are assayed to determine estimated quantities of contained metal. We estimate the quantity of ore by utilizing global positioning satellite survey techniques. We then process the ore through a crushing facility where the output is again weighed and sampled for assaying. A metallurgical reconciliation with the data collected from the mining operation is completed with appropriate adjustments made to previous estimates. We then transport the crushed ore to the leach pad for application of the leaching solution. As the leach solution is collected from the leach pads, we continuously sample for assaying. We measure the quantity of leach solution with flow meters throughout the leaching and precipitation process. After precipitation, the product is converted to doré, which is the final product produced by the mine. We again weigh, sample and assay the doré. Finally, a third party smelter converts the doré so we are able to determine final ounces of silver and gold available for sale. We then review this end result and reconcile it to the estimates we developed and used throughout the production process. Based on this review, we adjust our estimation procedures when appropriate.

Our reported inventories include metals estimated to be contained in the ore on the leach pads of $53.8 million as of September 30, 2005. Of this amount, $13.9 million is reported as a current asset and $39.9 million is reported as a noncurrent asset. The distinction between current and noncurrent is based upon the expected length of time necessary for the leaching process to remove the metals from the crushed ore. The historical cost of the metal that is expected to be extracted within twelve months is classified as current and the historical cost of metals contained within the crushed ore that will be extracted beyond twelve months is classified as noncurrent.

The estimate of both the ultimate recovery expected over time, and the quantity of metal that may be extracted relative to such twelve month period, requires the use of estimates which are inherently inaccurate since they rely upon laboratory test work. Test work consists of 60 day leach columns from which we project metal recoveries into the future. The quantities of metal contained in the ore are based upon actual weights and assay analysis. The rate at which the leach process extracts gold and silver from the crushed ore is based upon laboratory column tests and actual experience occurring over approximately eighteen years of leach pad operation at the Rochester mine. The assumptions we use to measure metal content during each stage of the inventory conversion process includes estimated recovery rates based on laboratory testing and assaying. We periodically review our estimates compared to actual experience and revise our estimates when appropriate. The length of time necessary to achieve our currently estimated ultimate recoveries of between 59% and 61.5%, depending on the area being leached, for silver and 93% for gold is estimated to be between 5 and 10 years. However, the ultimate recovery will not be known until leaching operations cease, which is currently estimated for 2011.

When we began leach operations in 1986, based solely on laboratory testing, we estimated the ultimate recovery of silver and gold at 50% and 80%, respectively. Since 1986, we have adjusted the expected ultimate recovery three times (once in each of 1989, 1997 and 2003) based upon actual experience gained from leach operations. In 2003, we revised our estimated recoveries for silver and gold of between 59% and 61.5%, depending on the area being leached, and 93%, respectively, which increased the estimated recoverable ounces of silver and gold contained in the heap by 1.8 million ounces and 41,000 ounces, respectively.

If our estimate of ultimate recovery requires adjustment, the impact upon our inventory valuation and upon our income statement would be as follows:

	Positive/Negative			Positive/Negative
	Change in Silver Recovery			Change in Gold Recovery
	1%	2%	3%	1%	2%	3%

Quantity of recoverable ounces	1.6 million	3.2 million	4.8 million	11,502	23,004	34,506
Positive impact on future cost of production per silver equivalent ounce for increases in recovery rates	$0.70	$1.23	$1.63	$0.34	$0.64	$0.91
Negative impact on future cost of production per silver equivalent ounce for decreases in recovery rates	$0.95	$2.32	$4.48	$0.39	$0.85	$1.39

Inventories of ore on leach pads are valued based upon actual costs incurred to place such ore on the leach pad, less costs allocated to minerals recovered through the leach process. The costs consist of those production activities occurring at the mine site and include the costs, including depreciation, associated with mining, crushing and precipitation circuits. In addition, refining is provided by a third party refiner to place the metal extracted from the leach pad in a saleable form. These additional costs are considered in the valuation of inventory. Negative changes in our inventory valuations and correspondingly on our income statement would have an adverse impact on our results of operations and on the market price of our common stock.

Our estimates of current and non-current inventories may not be realized in actual production and operating results, which may impact the price of our common stock and negatively affect our business.

We use estimates, based on prior production results and experiences, to determine whether heap leach inventory will be recovered more than one year in the future, and is non-current inventory, or will be recovered within one year, and is current inventory. The estimates involve assumptions that may not prove to be consistent with our actual production and operating results. We cannot determine the amount ultimately recoverable until leaching is completed. If our estimates prove inaccurate, our operating results may be less than anticipated, and the market price of our common stock would be affected, affecting our business overall.

Significant investment risks and operational costs are associated with our exploration, development and mining activities, such as San Bartolome and Kensington. These risks and costs may result in lower economic returns and may adversely affect our business and our common stock.

Our ability to sustain or increase our present production levels depends in part on successful exploration and development of new ore bodies and/or expansion of existing mining operations. Mineral exploration, particularly for silver and gold, involves many risks and is frequently unproductive. If mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish reserves, extract metals from ores and, in the case of new properties, to construct mining and processing facilities. The economic feasibility of any development project is based upon, among other things, estimates of the size and grade of reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates and capital and operating costs of such development projects, and metals prices. Development projects are also subject to the completion of favorable feasibility studies, issuance of necessary permits and receipt of adequate financing.

Development projects, such as San Bartolome and Kensington, have no operating history upon which to base estimates of future operating costs and capital requirements. Particularly for development projects items such as estimates of reserves, metal recoveries and cash operating costs are to a large extent based upon the interpretation of geologic data obtained from a limited number of drill holes and other sampling techniques and feasibility studies. Estimates of cash operating costs are then derived based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the orebody, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climate conditions and other factors. As a result, actual cash operating costs and economic returns of any and all development projects may materially differ from the costs and returns estimated, and accordingly, our results of operations and the price of our common stock may be negatively affected.

Our marketing of metals concentrates could be adversely affected if there were to be a significant delay or disruption of purchases by our third party smelter customers.

We currently market our silver and gold concentrates to third party smelters in Japan, Canada and Mexico. During 2005, we concluded contracts which allow for 100% of the concentrate from Cerro Bayo previously being sold to a smelter in Japan to be sold to a Mexican smelter. The loss of any one smelter customer could have a material adverse effect on us, and accordingly on the price of our common stock, in the event of the possible unavailability of alternative smelters. No assurance can be given that alternative smelters would be timely available if the need for them were to arise, or that delays or disruptions in sales that would result in a materially adverse effect on our operations would not be experienced.

Our silver and gold production may decline, reducing our revenues and negatively impacting our business and our common stock

Our future silver and gold production may decline as a result of an exhaustion of reserves and possible closure of mines. It is our business strategy to conduct silver and gold exploratory activities at our existing mining and exploratory properties as well as at new exploratory projects, and to acquire silver and gold mining properties and businesses that possess mineable reserves and are expected to become operational in the near future. We can provide no assurance that our silver and gold production in the future will not decline. Accordingly, our revenues from the sale of silver and gold may decline, negatively affecting our results of operations and the price of our common stock.

There are significant hazards associated with our mining activities, not all of which are fully covered by insurance. To the extent we must pay the costs associated with such risks, our business may be negatively affected as well as the price of our common stock.

The mining business is subject to risks and hazards, including environmental hazards, industrial accidents, the encountering of unusual or unexpected geological formations, cave-ins, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions. These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, reduced production and delays in mining, asset write-downs, monetary losses and possible legal liability. Although we maintain insurance in an amount that we consider to be adequate, liabilities might exceed policy limits, in which event we could incur significant costs that could adversely affect our results of operation. Insurance fully covering many environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to us or to other companies in the industry. The realization of any significant liabilities in connection with our mining activities as described above could negatively affect our results of operations and the price of our common stock

We are subject to significant governmental regulations, and their related costs and delays may negatively affect our business and the price of our common stock.

Our mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labor standards and occupational health and safety laws and regulations including mine safety, toxic substances and other matters related to our business. Although these laws and regulations have never required us to close any mine, the costs associated with compliance with such laws and regulations are substantial. Possible future laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties. Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of our past and current operations, which could lead to the imposition of substantial fines, penalties and other civil and criminal sanctions. Substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in our operations. Although we believe we are in substantial compliance with applicable laws and regulations, we cannot assure you that any such law, regulation, enforcement or private claim will not have a negative effect on our business, financial condition, results of operations, or the price of our common stock.

Some of our mining wastes are currently exempt, to a limited extent, from the extensive set of federal Environmental Protection Agency (EPA) regulations governing hazardous waste under the Resource Conservation and Recovery Act (RCRA). If the EPA designates these wastes as hazardous under RCRA, we would be required to expend additional amounts on the handling of such wastes and to make significant expenditures to construct hazardous waste disposal facilities. In addition, if any of these wastes causes contamination in or damage to the environment at a mining facility, such facility may be designated as a “Superfund” site under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA). Under CERCLA, any owner or operator of a Superfund site since the time of its contamination may be held liable and may be forced to undertake extensive remedial cleanup action or to pay for the government’s cleanup efforts. Additional regulations or requirements are also imposed upon our tailings and waste disposal areas in Idaho and Alaska under the federal Clean Water Act (CWA) and in Nevada under the Nevada Water Pollution Control Law, which implements the CWA. Airborne emissions are subject to controls under air pollution statutes implementing the Clean Air Act in Nevada, Idaho and Alaska. Compliance with CERCLA, the CWA and state environmental laws could entail significant costs, which could have a material adverse effect on our operations and, accordingly, on our business as a whole and the price of our common stock.

In the context of environmental permits, including the approval of reclamation plans, we must comply with standards and regulations which entail significant costs and can entail significant delays. Such costs and delays could have a dramatic impact on our operations and, accordingly, on our business as a whole and the price of our common stock.

We are required to obtain government permits to expand operations or begin new operations. The costs and delays associated with such approvals could affect our operations, reduce our revenues, and negatively affect the price of our common stock and our business as a whole.

Mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations such as the Kensington development project. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings. The duration and success of permitting efforts are contingent on many factors that are out of our control. The governmental approval process may increase costs and cause delays depending on the nature of the activity to be permitted, and could cause us to not proceed with the development of a mine. Accordingly, this approval process could harm our results of operations and negatively affect the price of our common stock and our business as a whole.

We are an international company and are exposed to risks in the countries in which we have significant operations or interests. Foreign instability or variances in foreign currencies may cause unforeseen losses, which may affect our business and the price of our common stock.

Chile, Argentina, Bolivia and Australia are the most significant foreign countries in which we directly or indirectly own or operate mining properties or developmental projects. We also conduct exploratory projects in these countries. Argentina, while currently economically and politically stable, has experienced political instability, currency value fluctuations and changes in banking regulations in recent years. Although the governments and economies of Chile and Argentina have been relatively stable in recent years, property ownership in a foreign country is generally subject to the risk of expropriation or nationalization with inadequate compensation. During the second quarter of 2005, the government of Bolivia experienced political unrest which resulted in the resignation of that country’s President and the appointment of a temporary President. The country has scheduled a new election for December 2005. As a result of this political uncertainty, we are continuing the development of the San Bartolome project but have lengthened the construction period pending the outcome of the scheduled election. As a result, it is possible that the previously estimated construction period of 20 months will be impacted. We will continue to monitor the events in Bolivia and will update the expected construction period and the estimated date of commercial production as future events unfold. Any foreign operations or investment may also be adversely affected by exchange controls, currency fluctuations, taxation and laws or policies of particular countries as well as laws and policies of the United States affecting foreign trade investment and taxation. We may enter into agreements which require us to purchase currencies of foreign countries in which we do business in order to ensure fixed exchange rates. In the event that actual exchange rates vary from those set forth in the hedge contracts, we will experience U.S. dollar-denominated currency gains or losses. Future economic or political instabilities or changes in the laws of foreign countries in which we have significant operations or interests and unfavorable fluctuations in foreign currency exchange rates could negatively impact our foreign operations and our business as whole. The price of our common stock could be affected as a result.

Any of our future acquisitions may result in significant risks, which may adversely affect our business and the price of our common stock.

An important element of our business strategy is the opportunistic acquisition of silver and gold mines, properties and businesses. While it is our practice to engage independent mining consultants to assist in evaluating and making acquisitions, any mining properties we may acquire may not be developed profitably or, if profitable when acquired, that profitability might not be sustained. In connection with any future acquisitions, we may incur indebtedness or issue equity securities, resulting in dilution of the percentage ownership of existing shareholders. We intend to seek shareholder approval for any such acquisitions to the extent required by applicable law, regulations or stock exchange rules. We cannot predict the impact of future acquisitions on the price of our business or our common stock. Unprofitable acquisitions, or additional indebtedness or issuances of securities in connection with such acquisitions, may impact the price of our common stock and negatively affect our results of operations.

Our ability to find and acquire new mineral properties is uncertain. Accordingly, our prospects are uncertain for the future growth of our business and the ongoing price of our common stock.

Because mines have limited lives based on proven and probable reserves, we are continually seeking to replace and expand our reserves. Identifying promising mining properties is difficult and speculative. Furthermore, we encounter strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing silver and gold. Many of these companies have greater financial resources than we do. Consequently, we may be unable to replace and expand current reserves through the acquisition of new mining properties on terms we consider acceptable. As a result, our revenues from the sale of silver and gold may decline, resulting in lower income, reduced growth and a decrease in the market price of our common stock.

Third parties may dispute our unpatented mining claims, which could result in losses affecting our business and the market price of our common stock.

The validity of unpatented mining claims, which constitute a significant portion of our property holdings in the United States, is often uncertain and may be contested. Although we have attempted to acquire satisfactory title to undeveloped properties, we, in accordance with mining industry practice, do not generally obtain title opinions until a decision is made to develop a property. As a result, some titles, particularly titles to undeveloped properties, may be defective. Defective title to any of our mining claims could result in litigation, insurance claims, and potential losses affecting our business as a whole. The price of our common stock could be affected as a result.

Risks Relating to Our Common Stock

The market price of our common stock has been volatile and may decline.

The market price of our common stock has been volatile and may decline in the future. The high and low closing sale prices of our common stock on the New York Stock Exchange were $1.95 and $0.65 in 2001, $2.36 and $0.79 in 2002; $5.78 and $1.16 in 2003, $7.67 and $3.10 in 2004 and $4.37 and $2.77 for the ten months ended October 31, 2005. The closing sale price on the New York Stock Exchange at December 23 was $4.01 per share.

The market price of our common stock historically has fluctuated widely and been affected by many factors beyond our control. These factors include:

•	the market prices of silver and gold;

•	general stock market conditions;

•	interest rates;

•	expectations regarding inflation;

•	currency values; and

•	global and regional political and economic conditions and other factors.

We do not anticipate paying dividends on our common stock, which limits the way in which you may realize any returns on your investment.

We do not anticipate paying any cash dividends on our common stock at this time. Therefore, holders of our common stock will likely not receive a dividend return on their investment and there is a significant likelihood that holders of our common stock will not realize any value through the receipt of cash dividends.

Our future operating performance may not generate cash flows sufficient to meet our debt payment obligations, and our indebtedness could negatively impact holders of our common stock.

Our ability to make scheduled debt payments on our outstanding indebtedness will depend on our future operating performance and cash flow. As of September 30, 2005, we are required to make fixed payments on $180 million principal amount of our 1 1/4% Senior Convertible Notes due 2024, requiring annual interest payments of approximately $2.25 million until their maturity. Our operating performance and cash flow, in part, are subject to economic factors beyond our control, including the market prices of silver and gold. We may not be able to generate enough cash flow to meet our obligations and commitments. If we cannot generate sufficient cash flow from operations to service our debt, we may need to further refinance our debt, dispose of assets, or issue equity to obtain the necessary funds. We cannot predict whether we will be able to refinance our debt, issue equity, or dispose of assets to raise funds on a timely basis or on satisfactory terms.

We incurred net losses of $16.9 million in fiscal 2004, $66.2 million in fiscal 2003, $80.8 million in fiscal 2002, and $3.1 million in fiscal 2001. These losses could continue.

Our indebtedness could negatively impact holders of our common stock in many ways, including:

•	reducing funds available to support our business operations and for other corporate purposes because portions of our cash flow from operations must be dedicated to the payment of principal and interest on our debt;

•	impairing our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes; and

•	making us more vulnerable to a downturn in general economic conditions or in our business.

We are subject to anti-takeover provisions in our charter and in our contracts that could delay or prevent an acquisition of Coeur even if such an acquisition would be beneficial to our stockholders.

The provisions of our articles of incorporation and our contracts could delay or prevent a third party from acquiring us, even if doing so might be beneficial to our stockholders. Some of these provisions:

•	authorize the issuance of preferred stock which can be created and issued by the board of directors without prior stockholder approval, commonly referred to as “blank check” preferred stock, with rights senior to those of common stock; and

•	require that a “fair price” be paid in some business transactions.

We have also implemented a shareholder rights plan which could delay or prevent a third party from acquiring us.

DESCRIPTION OF DEBT SECURITIES

The following sets forth certain general terms and provisions of the indentures under which the debt securities are to be issued. The particular terms of the debt securities to be sold by us will be set forth in a prospectus supplement relating to such debt securities.

The debt securities will represent unsecured general obligations of the Company, unless otherwise provided in the prospectus supplement. As indicated in the applicable prospectus supplement, the debt securities will either be senior debt, senior to all future subordinated indebtedness of the Company and pari passu with other current and future unsecured, unsubordinated indebtedness of the Company or, in the alternative, subordinated debt subordinate in right of payment to current and future senior debt and pari passu with other future subordinated indebtedness of the Company. The debt securities will be issued under an indenture in the form that has been filed as an exhibit to the registration statement of which this prospectus is a part, subject to such amendments or supplemental indentures as are adopted from time to time. The indentures will be executed by the Company and one or more trustees. The following summary of certain provisions of the indentures does not purport to be complete and is subject to, and qualified in its entirety by, reference to all the provisions of the indentures, including the definitions therein of certain terms. Wherever particular sections or defined terms of the indentures are referred to, it is intended that such sections or defined terms shall be incorporated herein by reference.

General

The indentures will not limit the amount of debt securities that may be issued thereunder. Reference is made to the prospectus supplement of the following terms of the debt securities offered pursuant thereto: (i) designation (including whether they are senior debt or subordinated debt and whether such debt is convertible), aggregate principal amount, purchase price and denomination; (ii) the date of maturity; (iii) interest rate or rates (or method by which such rate will be determined), if any; (iv) the dates on which any such interest will be payable and the method of payment (cash or common stock); (v) the place or places where the principal of and interest, if any, on the debt securities will be payable; (vi) any redemption or sinking fund provisions; (vii) any rights of the holders of debt securities to convert the debt securities into other securities or property of the Company; (viii) the terms, if any, on which such debt securities will be subordinate to other debt of the Company; (ix) if other than the principal amount hereof, the portion of the principal amount of the debt securities that will be payable upon declaration of acceleration of the maturity thereof or provable in bankruptcy; (x) any events of default in addition to or in lieu of those described herein and remedies therefor; (xi) any trustees, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the debt securities; (xii) listing (if any) on a securities exchange; (xiii) whether such debt securities will be certificated or in book-entry form; and (xiv) any other specific terms of the debt securities, including any additional events of default or covenants provided for with respect to debt securities, and any terms that may be required by or advisable under United States laws or regulations.

Debt securities may be presented for exchange, conversion or transfer in the manner, at the places and subject to the restrictions set forth in the debt securities and the prospectus supplement. Such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith, but subject to the limitations provided in the indentures.

Debt securities will bear interest at a fixed rate or a floating rate. Debt securities bearing no interest or interest at a rate that, at the time of issuance, is below the prevailing market rate, will be sold at a discount below its stated principal amount. Special United States federal income tax considerations applicable to any such discounted debt securities or to any debt securities issued at par that is treated as having been issued at a discount for United States income tax purposes will be described in the relevant prospectus supplement.

The indentures will not contain any covenant or other specific provision affording protection to holders of the debt securities in the event of a highly leveraged transaction or a change in control of the Company, except to the limited extent described below under “—Consolidation, Merger and Sale of Assets.” The Company’s Articles of Incorporation also contains other provisions which may prevent or limit a change of control. See “Description of Capital Stock.”

Modification and Waiver

Each indenture will provide that modifications and amendments of such indenture may be made by the Company and the applicable trustee, with the consent of the holders of a majority in aggregate principal amount of the outstanding debt securities issued under such indenture that are affected by the modification or amendment voting as one class; provided that no such modification or amendment may, without the consent of the holder of each such debt security affected thereby, among other things: (a) extend the final maturity of such debt securities, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any amount payable on redemption thereof, or reduce the amount of the principal of debt securities issued with original issue discount that would be due and payable upon an acceleration of the maturity thereof or the amount thereof provable in bankruptcy, or extend the time or reduce the amount of any payment to any sinking fund or analogous obligation relating to such debt securities, or materially and adversely affect any right to convert such debt securities in accordance with such indenture or impair or affect the right of any holder of debt securities to institute suit for the payment thereof or, if such debt securities provide therefor, any right of repayment at the option of the holder, (b) reduce the aforesaid percentage of such debt securities of any series, the consent of the holders of which is required for any such supplemental indenture, (c) reduce the percentage of such debt securities of any series necessary to consent to waive any past default under such indenture to less than a majority, or (d) modify any of the provisions of the sections of such indenture relating to supplemental indentures with the consent of the holders, except to increase any such percentage or to provide that certain other provisions of such indenture cannot be modified or waived without the consent of each holder affected thereby, provided, however, that this clause shall not be deemed to require the consent of any holder with respect to changes in the references to “the trustee” and concomitant changes in such section or the deletion of this proviso.

Each indenture will provide that a supplemental indenture that changes or eliminates any covenant or other provision of such indenture that has expressly been included solely for the benefit of one or more particular series of debt securities, or that modifies the rights of the holders of such series with respect to such covenant or other provision, shall be deemed not to affect the rights under such indenture of the holders of debt securities of any other series.

The indenture in the form that has been filed as an exhibit to the registration statement of which this prospectus is a part and each supplemental indenture entered into thereunder will provide that the Company and the applicable trustee may, without the consent of the holders of any series of debt securities issued thereunder, enter into additional supplemental indentures for one of the following purposes: (1) to secure any debt securities issued thereunder; (2) to evidence the succession of another corporation to the Company and the assumption by any such successor of the covenants, agreements and obligations of the Company in such indenture and in the debt securities issued thereunder; (3) to add to the covenants of the Company or to add any additional events of default; (4) to cure any ambiguity, to correct or supplement any provision in such indenture that may be inconsistent with any other provision of such indenture or to make any other provisions with respect to matters or questions arising under such indenture, provided that such action shall not adversely affect the interests of the holders of any series of debt securities issued thereunder in any material respect; (5) to establish the form and terms of debt securities issued thereunder; (6) to evidence and provide for a successor trustee under such indenture with respect to one or more series of debt securities issued thereunder or to provide for or facilitate the administration of the trusts under such indenture by more than one trustee; (7) to permit or facilitate the issuance of debt securities in global form or bearer form or to provide for uncertificated debt securities to be issued thereunder; (8) to change or eliminate any provision of such indenture, provided that any such change or elimination shall become effective only when there are no debt securities outstanding of any series created prior to the execution of such supplemental indenture that are entitled to the benefit of such provision; or (9) to amend or supplement any provision contained in such indenture, which was required to be contained in the indenture in order for the indenture to be qualified under the Trust indenture Act of 1939, if the Trust indenture Act of 1939 or regulations thereunder change what is so required to be included in qualified indentures, in any manner not inconsistent with what then may be required for such qualification.

Events of Default

Unless otherwise provided in any prospectus supplement, the following will be events of default under each indenture with respect to each series of debt securities issued thereunder: (a) failure to pay principal (or premium, if any) on any series of the debt securities outstanding under such indenture when due; (b) failure to pay any interest on any series of the debt securities outstanding under such indenture when due, continued for 30 days; (c) default in the payment, if any, of any sinking fund installment when due, payable by the terms of such series of debt securities; (d) failure to perform any other covenant or warranty of the Company contained in such indenture or such debt securities continued for 90 days after written notice; (e) certain events of bankruptcy, insolvency or reorganization of the Company; and (f) any other event of default provided in a supplemental indenture with respect to a particular series of debt securities. In case an event of default described in (a), (b) or (c) above shall occur and be continuing with respect to any series of such debt securities, the applicable trustee or the holders of not less than 25% in aggregate principal amount of the debt securities of such series then outstanding (each such series acting as a separate class) may declare the principal (or, in the case of discounted debt securities, the amount specified in the terms thereof) of such series to be due and payable. In case an event of default described in (d) above shall occur and be continuing, the applicable trustee or the holders of not less than 25% in aggregate principal amount of all debt securities of each affected series then outstanding under such indenture (treated as one class) may declare the principal (or, in the case of discounted debt securities, the amount specified in the terms thereof) of all debt securities of all such series to be due and payable. If an event of default described in (e) above shall occur and be continuing then the principal amount (or, in the case of discounted debt securities, the amount specified in the terms thereof) of all the debt securities outstanding shall be and become due and payable immediately, without notice or other action by any holder or the applicable trustee, to the full extent permitted by law. Any event of default with respect to particular series of debt securities under such indenture may be waived by the holders of a majority in aggregate principal amount of the outstanding debt securities of such series (voting as a class), except in each case a failure to pay principal of or premium, if any, or interest on such debt securities or a default in respect of a covenant or provision which cannot be modified or amended without the consent of each holder affected thereby.

Each indenture will provide that the applicable trustee may withhold notice to the holders of any default with respect to any series of debt securities (except in payment of principal of or interest or premium on, or sinking fund payment in respect of, the debt securities) if the applicable trustee considers it in the interest of holders to do so.

The Company will be required to furnish to each trustee annually a statement as to its compliance with all conditions and covenants in the applicable indenture.

Each indenture will contain a provision entitling the applicable trustee to be indemnified by the holders before proceeding to exercise any trust or power under such indenture at the request of such holders. Each indenture will provide that the holders of a majority in aggregate principal amount of the then outstanding debt securities of any series may direct the time, method and place of conducting any proceedings for any remedy available to the applicable trustee or of exercising any trust or power conferred upon the applicable trustee with respect to the debt securities of such series; provided, however, that the applicable trustee may decline to follow any such direction if, among other reasons, the applicable trustee determines in good faith that the actions or proceedings as directed may not lawfully be taken, would involve the applicable trustee in personal liability or would be unduly prejudicial to the holders of the debt securities of such series not joining in such direction. The right of a holder to institute a proceeding with respect to the applicable indenture will be subject to certain conditions precedent including, without limitation, that the holders of not less than 25% in aggregate principal amount of the debt securities of such series then outstanding under such indenture make a written request upon the applicable trustee to exercise its powers under such indenture, indemnify the applicable trustee and afford the applicable trustee reasonable opportunity to act, but the holder has an absolute right to receipt of the principal of, premium, if any, and interest when due on the debt securities, to require conversion of debt securities if such indenture provides for convertibility at the option of the holder and to institute suit for the enforcement thereof.

Consolidation, Merger and Sale of Assets

Each indenture will provide that the Company may not consolidate with, merge into or sell, convey or lease all or substantially all of its assets to any person unless the Company is the surviving corporation or the successor person is a corporation organized under the laws of any domestic jurisdiction and assumes the Company’s obligations on the debt securities issued thereunder, and under such indenture, and after giving effect thereto no event of default, and no event that, after notice or lapse of time or both, would become an event of default shall have occurred and be continuing, and that certain other conditions are met.

Certain Covenants

Existence.  Except as permitted under “—Consolidation, Merger or Sale of Assets,” the indentures will require the Company to do or cause to be done all things necessary to preserve and keep in full force and effect its corporate existence, rights (by Articles of Incorporation, Bylaws and statute) and franchises; provided, however, that the Company will not be required to preserve any right or franchise if its board of directors determines that the preservation thereof is no longer desirable in the conduct of its business.

Maintenance of Properties.  The indentures will require the Company to cause all of its material properties used or useful in the conduct of its business or the business of any subsidiary to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however, that the Company and its subsidiaries will not be prevented from selling or otherwise disposing of their properties for value in the ordinary course of business.

Insurance.  The indentures will require the Company to cause each of its and its subsidiaries’ insurable properties to be insured against loss or damage with insurers of recognized responsibility and, if described in the applicable prospectus supplement, in specified amounts and with insurers having a specified rating from a recognized insurance rating service.

Payment of Taxes and Other Claims.  The indentures will require the Company to pay or discharge or cause to be paid or discharged, before the same shall become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon it or any subsidiary or upon the income, profits or property of the Company or any subsidiary and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon the property of the Company or any subsidiary; provided, however, that the Company shall not be required to pay or discharge or cause to be paid or discharged any tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith.

Provision of Financial Information.  Whether or not the Company is subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the indentures will require the Company, within 15 days of each of the respective dates by which the Company would have been required to file annual reports, quarterly reports and other documents with the SEC if the Company were so subject, (i) to transmit by mail to all holders of debt securities, as their names and addresses appear in the applicable register for such debt securities, without cost to the holders, copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such sections, (ii) to file with the applicable trustee copies of the annual reports, quarterly reports and other documents that the Company would have been required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act if the Company were subject to such sections and (iii) to supply, promptly upon written request and payment of the reasonable cost of duplication and delivery, copies of the documents to any prospective holder.

Additional Covenants.  Any additional covenants of the Company with respect to any series of debt securities will be set forth in the prospectus supplement relating thereto.

Conversion Rights

The terms and conditions, if any, upon which the debt securities are convertible into Common Stock will be set forth in the applicable prospectus supplement relating thereto. Such terms will include the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of redemption of such debt securities and any restrictions on conversion.

Discharge, Defeasance and Covenant Defeasance

Each indenture will provide with respect to each series of debt securities issued thereunder that the Company may terminate its obligations under such debt securities of a series and such indenture with respect to debt securities of such series if: (i) all debt securities of such series previously authenticated and delivered, with certain exceptions, have been delivered to the applicable trustee for cancellation and the Company has paid all sums payable by it under the indenture; or (ii) (A) the debt securities of such series mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the applicable trustee for giving the notice of redemption, (B) the Company irrevocably deposits in trust with the applicable trustee, as trust funds solely for the benefit of the holders of such debt securities, for that purpose, money or U.S. government obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the applicable trustee), without consideration of any reinvestment, to pay principal of and interest on the debt securities of such series to maturity or redemption, as the case may be, and to pay all other sums payable by it under such indenture, and (C) the Company delivers to the applicable trustee an officers’ certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in such indenture relating to the satisfaction and discharge of such indenture with respect to the debt securities of such series have been complied with. With respect to the foregoing clause (i), only the Company’s obligations to compensate and indemnify the applicable trustee under the indenture shall survive. With respect to the foregoing clause (ii) only the Company’s obligations to execute and deliver debt securities of such series for authentication, to maintain an office or agency in respect of the debt securities of such series, to have moneys held for payment in trust, to register the transfer or exchange of debt securities of such series, to deliver debt securities of such series for replacement or to be canceled, to compensate and indemnify the applicable trustee and to appoint a successor trustee, and its right to recover excess money held by the applicable trustee shall survive until such debt securities are no longer outstanding. Thereafter, only the Company’s obligations to compensate and indemnify the applicable trustee and its right to recover excess money held by the applicable trustee shall survive.

Each indenture will provide that the Company (i) will be deemed to have paid and will be discharged from any and all obligations in respect of the debt securities issued thereunder of any series, and the provisions of such indenture will, except as noted below, no longer be in effect with respect to the debt securities of such series and (ii) may omit to comply with any term, provision, covenant or condition of such indenture, and such omission shall be deemed not to be an event of default under clause (d) of the first paragraph of “—Events of Default” with respect to the outstanding debt securities of such series; provided that the following conditions shall have been satisfied: (A) the Company has irrevocably deposited in trust with the applicable trustee as trust funds solely for the benefit of the holders of the debt securities of such series, for payment of the principal of and interest of the debt securities of such series, money or U.S. Government Obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the applicable trustee) without consideration of any reinvestment and after payment of all federal, state and local taxes or other charges and assessments in respect thereof payable by the applicable trustee, to pay and discharge the principal of and accrued interest on the outstanding debt securities of such series to maturity or earlier redemption (irrevocably provided for under arrangements satisfactory to the applicable trustee), as the case may be; (B) such deposit will not result in a breach or violation of, or constitute a default under, such indenture or any other material agreement or instrument to which the Company is a party or by which it is bound; (C) no default with respect to such debt securities of such series shall have occurred and be continuing on the date of such deposit; (D) the Company shall have delivered to such trustee an opinion of counsel that (1) the holders of the debt securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of the Company’s exercise of its option under this provision of such indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred, and (2) the holders of the debt securities of such series have a valid security interest in the trust funds subject to no prior liens under the Uniform Commercial Code; and (E) the Company has delivered to the applicable trustee an officers’ certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in such indenture relating to the defeasance contemplated have been complied with. In the case of legal defeasance under clause (i) above, the opinion of counsel referred to in clause (D)(l) above may be replaced by a ruling directed to the applicable trustee received from the Internal Revenue Service to the same effect. Subsequent to a legal defeasance under clause (i) above, the Company’s obligations to execute and deliver debt securities of such series for authentication, to maintain an office or agency in respect of the debt securities of such series, to have moneys held for payment in trust, to register the transfer or exchange of debt securities of such series, to deliver debt securities of such series for replacement or to be canceled, to compensate and indemnify the applicable trustee and to appoint a successor trustee, and its right to recover excess money held by the applicable trustee shall survive until such debt securities are no longer outstanding. After such debt securities are no longer outstanding, in the case of legal defeasance under clause (i) above, only the Company’s obligations to compensate and indemnify the applicable trustee and its right to recover excess money held by the applicable trustee shall survive.

Applicable Law

The indentures will provide that the debt securities and the indentures will be governed by and construed in accordance with the laws of the State of New York.

DESCRIPTION OF WARRANTS

We may issue warrants for the purchase of our debt securities, preferred stock, or common stock or units of two or more of these types of securities. Warrants may be issued independently or together with debt securities, preferred stock or common stock and may be attached to or separate from these securities. Each series of warrants will be issued under a separate warrant agreement. We will distribute a prospectus supplement with regard to each issue or series of warrants.

Warrants to Purchase Debt Securities

Each prospectus supplement for warrants to purchase debt securities will describe:

•	the title of the debt warrants;

•	the aggregate number of the debt warrants;

•	the price or prices at which the debt warrants will be issued;

•	the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of the debt warrants, and the procedures and conditions relating to the exercise of the debt warrants;

•	if applicable, the number of the warrants issued with a specified principal amount of our debt securities or each share of our preferred stock or common stock;

•	if applicable, the date on and after which the debt warrants and the related securities will be separately transferable;

•	the principal amount of and exercise price for debt securities that may be purchased upon exercise of each debt warrant;

•	the maximum or minimum number of the debt warrants which may be exercised at any time;

•	if applicable, a discussion of any material federal income tax considerations; and

•	any other material terms of the debt warrants and terms, procedures and limitations relating to the exercise of the debt warrants.

Certificates for warrants to purchase debt securities will be exchangeable for new debt warrant certificates of different denominations. Warrants may be exercised at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement.

Warrants to Purchase Preferred Stock and Common Stock

Each prospectus supplement for warrants to purchase preferred stock or common stock, will describe:

•	the title of the warrants;

•	the securities for which the warrants are exercisable;

•	the price or prices at which the warrants will be issued;

•	if applicable, the number of the warrants issued with a specified principal amount of our debt securities or each share of our preferred stock or common stock;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	any provisions for adjustment of the number or amount of shares of our preferred stock or common stock receivable upon exercise of the warrants or the exercise price of the warrants;

•	if applicable, a discussion of material federal income tax considerations; and

•	any other material terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

Exercise of Warrants

Each warrant will entitle the holder of the warrant to purchase the principal amount of debt securities or shares of preferred stock or common stock at the exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the warrants offered in the applicable prospectus supplement. Warrants may be exercised at any time up to the close of business on the expiration date set forth in the applicable prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Upon receipt of payment and the warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the debt securities or shares of preferred stock or common stock to be purchased upon such exercise. If less than all of the warrants represented by a warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants.

Prior to the exercise of any warrants to purchase debt securities, preferred stock or common stock, holders of the warrants will not have any of the rights of holders of the debt securities, preferred stock or common stock purchasable upon exercise, including:

•	in the case of warrants for the purchase of debt securities, the right to receive payments of principal of, or any premium or interest on, the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture; or

•	in the case of warrants for the purchase of preferred stock or common stock, the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

DESCRIPTION OF CAPITAL STOCK

Common Stock

We are authorized to issue up to 500,000,000 shares of common stock, par value $1.00 per share, of which, at October 31, 2005:

•	250,919,915 shares were outstanding and 1,059,211 shares were held as treasury stock;

•	23,684,211 shares were reserved for issuance upon the conversion of our $180 million principal amount of outstanding 1.25% Convertible Senior Notes due 2024;

•	7,313,590 shares were reserved for issuance under our Executive Compensation Program; and

•	958,601 shares were reserved for issuance under our Non-Employee Directors Stock Option Plan.

The holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Holders may not cumulate their votes in elections of directors. Subject to preferences that may be applicable to any shares of preferred stock outstanding at the time, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of our liquidation, dissolution or winding up, are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other security. The outstanding common stock is fully-paid and non-assessable.

Our Articles of Incorporation include in effect a fair price provision, applicable to some business combination transactions in which we may be involved. The provision requires that an interested shareholder (defined to mean a beneficial holder of 10% or more of our outstanding shares of common stock) not engage in specified transactions (e.g., mergers, sales of assets, dissolution and liquidation) unless one of three conditions is met:

•	a majority of the directors who are unaffiliated with the interested shareholder and were directors before the interested shareholder became an interested shareholder approve the transaction;

•	holders of 80% or more of the outstanding shares of common stock approve the transaction; or

•	the shareholders are all paid a “fair price,” i.e., generally the higher of the fair market value of the shares or the same price as the price paid to shareholders in the transaction in which the interested shareholder acquired its block.

By discouraging some types of hostile takeover bids, the fair price provision may tend to insulate our current management against the possibility of removal. We are not aware of any person or entity proposing or contemplating such a transaction.

The transfer agent and registrar for our common stock, which is listed on the New York Stock Exchange, is ChaseMellon Shareholder Services, L.L.C., Ridgefield Park, N.J.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock, par value $1.00 per share, no shares of which are outstanding. The Board of Directors has the authority to determine the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption and liquidation preferences, redemption prices, sinking fund terms on any series of preferred stock, the number of shares constituting any such series and the designation thereof. Holders of preferred stock have no preemptive rights. The Company reserves for issuance a sufficient number of Series B Preferred Stock for operation of its rights plan, as described below.

On May 11, 1999, the Board of Directors of the Company declared a dividend distribution of one right for each outstanding share of our common stock. Each right entitles the registered holder to purchase from us one one-hundredth of a share of Series B Preferred Stock at a purchase price of $100 in cash, subject to adjustment. The description and terms of the rights are set forth in a Rights Agreement, dated as of May 11, 1999, between us and ChaseMellon Shareholder Services, L.L.C., as rights agent. The rights are not exercisable or detachable from the common stock until ten days after any person or group acquires 20% or more (or commences a tender offer for 30% or more) of our common stock. If any person or group acquires 30% or more of our common stock or acquires us in a merger or other business combination, each right (other than those held by the acquiring person) will entitle the holder to purchase preferred stock of Coeur d’Alene Mines or common stock of the acquiring company having a market value of approximately two times the $100 exercise price. The rights expire on May 24, 2009, and can be redeemed by us at any time prior to their becoming exercisable. Shares of common stock issued prior to the expiration date of the rights upon conversion of our debentures will be accompanied by rights.

PLAN OF DISTRIBUTION

The securities being offered by this prospectus may be sold by us:

•	through agents,

•	to or through underwriters,

•	through broker-dealers (acting as agent or principal),

•	directly by us to purchasers, through a specific bidding or auction process or otherwise, or

•	through a combination of any such methods of sale.

The distribution of securities may be effected from time to time in one or more transactions, including block transactions and transactions on the New York Stock Exchange or any other organized market where the securities may be traded. The securities may be sold at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices relating to the prevailing market prices or at negotiated prices. The consideration may be cash or another form negotiated by the parties. Agents, underwriters or broker-dealers may be paid compensation for offering and selling the securities. That compensation may be in the form of discounts, concessions or commissions to be received from us or from the purchasers of the securities. Dealers and agents participating in the distribution of the securities may be deemed to be underwriters, and compensation received by them on resale of the securities may be deemed to be underwriting discounts. If such dealers or agents were deemed to be underwriters, they may be subject to statutory liabilities under the Securities Act.

Agents may from time to time solicit offers to purchase the securities. If required, we will name in the applicable prospectus supplement any agent involved in the offer or sale of the securities and set forth any compensation payable to the agent. Unless otherwise indicated in the prospectus supplement, any agent will be acting on a best efforts basis for the period of its appointment. Any agent selling the securities covered by this prospectus may be deemed to be an underwriter, as that term is defined in the Securities Act, of the securities.

If underwriters are used in a sale, securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, or under delayed delivery contracts or other contractual commitments. Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. If an underwriter or underwriters are used in the sale of securities, an underwriting agreement will be executed with the underwriter or underwriters at the time an agreement for the sale is reached. The applicable prospectus supplement will set forth the managing underwriter or underwriters, as well as any other underwriter or underwriters, with respect to a particular underwritten offering of securities, and will set forth the terms of the transactions, including compensation of the underwriters and dealers and the public offering price, if applicable. The prospectus and prospectus supplement will be used by the underwriters to resell the securities.

If a dealer is used in the sale of the securities, we, or an underwriter will sell the securities to the dealer, as principal. The dealer may then resell the securities to the public at varying prices to be determined by the dealer at the time of resale. To the extent required, we will set forth in the prospectus supplement the name of the dealer and the terms of the transactions.

We may directly solicit offers to purchase the securities and we may make sales of securities directly to institutional investors or others. These persons may be deemed to be underwriters within the meaning of the Securities Act with respect to any resale of the securities. To the extent required, the prospectus supplement will describe the terms of any such sales, including the terms of any bidding or auction process, if used.

Agents, underwriters and dealers may be entitled under agreements which may be entered into with us to indemnification by us against specified liabilities, including liabilities incurred under the Securities Act, or to contribution by us to payments they may be required to make in respect of such liabilities. If required, the prospectus supplement will describe the terms and conditions of such indemnification or contribution. Some of the agents, underwriters or dealers, or their affiliates may be customers of, engage in transactions with or perform services for us or our subsidiaries in the ordinary course of business.

Under the securities laws of some states, the securities offered by this prospectus may be sold in those states only through registered or licensed brokers or dealers.

Any person participating in the distribution of common stock registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Exchange Act, and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our common stock by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our common stock to engage in market-making activities with respect to our common stock. These restrictions may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

Certain persons participating in an offering may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act that stabilize, maintain or otherwise affect the price of the offered securities. For a description of these activities, see the information under the heading “Underwriting” in the applicable prospectus supplement.

LEGAL MATTERS

In connection with particular offerings of the securities in the future, and if stated in the applicable prospectus supplements, the validity of those securities may be passed upon for us by Kelli Kast, General Counsel of Coeur d’Alene Mines Corporation, or Gibson, Dunn & Crutcher LLP, and for any underwriters or agents by counsel named in the applicable prospectus supplement.

EXPERTS

Our consolidated financial statements as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The report of KPMG LLP on the aforementioned consolidated financial statements contains an explanatory paragraph referring to the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligation, as of January 1, 2003. The report of KPMG LLP on the aforementioned management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, expresses an opinion that we did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of material weaknesses on the achievement of the objectives of the control criteria and contains explanatory paragraphs describing that (1) we did not have policies and procedures in place to ensure that the initial determination and subsequent monitoring of factors affecting the realization of deferred tax assets, including the associated deferred tax asset valuation allowances, were sufficient to result in the reporting of deferred tax assets, including the related deferred tax asset valuation allowances, in accordance with U.S. generally accepted accounting principles, and we did not have effective review procedures associated with its accounting for income taxes and related disclosures, (2) we did not have effective review procedures in place to ensure that our Chilean operations properly applied accounting principles relative to depletion, and (3) we did not have effective policies and procedures in place to review and approve the propriety of non-standard journal entries and accounting for our foreign non-routine transactions.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549; The Woolworth Building, 233 Broadway, New York, New York 10279; and 175 W. Jackson Boulevard, Suite 900, Chicago, IL 60604. Please call the SEC at 1-800-SEC-0330 for further information on the public reference facilities.

We filed a registration statement on Form S-3 with the SEC to register the securities being offered in this prospectus. This is a part of that registration statement. As allowed by SEC rules, this prospectus does not contain all the information you can find in the registration statement or the exhibits to the registration statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus. This means that we can disclose important information about us and our financial condition to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus, except for any information that is superseded by information that is included directly in this document. This prospectus incorporates by reference the documents listed below that we have previously filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2004;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2005;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005;

•	Our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2005;

•	Our Current Reports on Form 8-K dated April 7, 2005, July 1, 2005, August 12, 2005, September 13, 2005, October 15, 2005 and November 22, 2005; and

•	The description of our common stock contained in our Registration Statement on Form 8-A (File No. 1-08641), filed March 28, 1990, and any amendments or reports filed for the purpose of updating that description.

We incorporate by reference any additional documents that we may file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (other than those “furnished” pursuant to Item 2.02 or Item 7.01 of Form 8-K or other information “furnished” to the SEC) from the date of the registration statement of which this prospectus is a part until the termination of the offering of the securities. If anything in a report or document we file after the date of this prospectus changes anything in it, this prospectus will be deemed to be changed by that subsequently filed report or document beginning on the date the report or document is filed.

You may request a copy of these filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling us at the following address or telephone number:

Corporate Secretary
Coeur d’Alene Mines Corporation
400 Coeur d’Alene Mines Building
505 Front Avenue
Coeur d’Alene, Idaho 83814

Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus supplement and the accompanying prospectus is accurate as of any date other than the respective dates on the front of these documents.

Coeur d’Alene Mines Corporation

$200,000,000

3.25% Convertible Senior Notes due 2028

Deutsche Bank Securities
Sole Book-Running Manager

JPMorgan
Co-Manager

Prospectus Supplement
(to Prospectus dated December 27, 2005)

March 13, 2008